Exhibit 99.1

SMART Technologies Inc.

NOTICE OF SPECIAL MEETING

to be held on JULY 22, 2016

and

NOTICE OF ORIGINATING APPLICATION TO THE COURT OF QUEEN’S BENCH OF ALBERTA

and

MANAGEMENT INFORMATION CIRCULAR

with respect to the proposed

PLAN OF ARRANGEMENT

involving

SMART TECHNOLOGIES INC.

and

689522 N.B. LTD.

and

THE SHAREHOLDERS OF SMART TECHNOLOGIES INC.

June 17, 2016

SMART Technologies Inc.

June 17, 2016

Dear Shareholders:

The board of directors (the “Board”) of SMART Technologies Inc. (“SMART” or the “Corporation”) invites you to attend a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) in the capital of SMART called pursuant to an interim order of the Court of Queen’s Bench of Alberta (the “Court”), to be held at the offices of the Corporation located at 3636 Research Road NW, Calgary, Alberta T2L 1Y1, at 2:00 p.m. (MDT) on Friday, July 22, 2016.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve a special resolution (the “Arrangement Resolution”) in respect of an arrangement (the “Arrangement”) to effect a transaction pursuant to which 689522 N.B. Ltd. (“AcquisitionCo”), a subsidiary of Foxconn Singapore (Pte.) (“Foxconn”), will acquire all of the issued and outstanding Common Shares for a purchase price of U.S.$4.50 per Common Share (the “Cash Consideration”) in accordance with the terms of an arrangement agreement dated May 26, 2016 among SMART, AcquisitionCo and Foxconn (the “Arrangement Agreement”).

Further details on the Arrangement can be found in the management information circular accompanying this letter (the “Circular”) under the headings “The Arrangement” and “The Arrangement Agreement”.

Evercore Partners Canada Ltd. (the “Financial Advisor”) has provided to the Board an opinion (the “Fairness Opinion”) to the effect that, as of May 26, 2016, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Cash Consideration to be paid to the SMART Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the SMART Shareholders. The complete text of the Fairness Opinion is attached to the Circular as Appendix “D”.

The Board, after consulting with its advisors, and after careful consideration of, among other things, the Fairness Opinion and other relevant matters as set forth herein, has unanimously: (i) determined that the Arrangement is in the best interests of SMART; (ii) determined that the Arrangement is fair to the SMART Shareholders; (iii) approved the Arrangement, the Arrangement Agreement and the transactions contemplated thereby; and (iv) resolved to recommend that SMART Shareholders vote in favour of the Arrangement Resolution.

The Board unanimously recommends

that you vote IN FAVOUR of the Arrangement Resolution.

All of the directors and executive officers of SMART and certain SMART Shareholders beneficially owning or exercising control or direction over approximately 68% of the Common Shares (calculated on a non-diluted basis) have entered into lock-up agreements with AcquisitionCo and Foxconn pursuant to which they have agreed, on the terms and conditions specified therein, to vote their Common Shares in favour of the Arrangement Resolution.

In order to proceed, the Arrangement Resolution must be approved by at least 66 2⁄3% of the votes cast by all Shareholders, present in person or represented by proxy at the Meeting.

Subject to receiving the approval of the Shareholders and the Court, and subject to the satisfaction or waiver of the other conditions to completion of the Arrangement, the Arrangement is currently anticipated to be completed in the second quarter of SMART’s fiscal year 2017.

Included with this letter is a Notice of Special Meeting of Shareholders and the Circular. The Circular contains, among other things, a detailed description of the Arrangement, the background to, and reasons for, the Arrangement and the Arrangement Resolution. A copy of the Arrangement Agreement, including the Plan of Arrangement, is attached as Appendix “B” to the Circular. We encourage you to consider carefully all of the information in the Circular. If you require assistance, you should consult your financial, legal or other professional advisors.

On behalf of the Board, I would like to express our gratitude for the support our Shareholders have demonstrated in the past and with respect to our decision to proceed with the Arrangement. We look forward to seeing you at the Meeting.

Yours very truly,

Neil Gaydon

President & Chief Executive Officer

SMART Technologies Inc.

SMART Technologies Inc.

NOTICE OF SPECIAL MEETING

TAKE NOTICE THAT a Special Meeting (the “Meeting”) of the shareholders (“Shareholders”) of SMART Technologies Inc. (the “Corporation”) will be held at the offices of the Corporation located at 3636 Research Road NW, Calgary, Alberta T2L 1Y1, at 2:00 p.m. (MDT) on Friday, July 22, 2016 for the following purposes:

1.

to consider and, if deemed advisable, to approve, with or without variation, a special resolution, the full text of which is set forth in Appendix “A” to the accompanying management information circular of the Corporation (the “Circular”), to approve a plan of arrangement pursuant to section 193 of the Business Corporations Act (Alberta) (the “ABCA”), pursuant to which all of the issued and outstanding common shares of the Corporation (“Common Shares”) are to be acquired (the “Arrangement”), all as more particularly described in the Circular (the “Arrangement Resolution”); and

2.	to transact such other business as may properly come before the Meeting.

Information relating to matters to be acted upon by the Shareholders at the Meeting is set forth in the accompanying Circular. Only Shareholders of record as at the close of business on June 20, 2016 are entitled to receive notice of the SMART Meeting.

Pursuant to the interim order of the Court of Queen’s Bench of Alberta (the “Court”) dated June 17, 2016 (the “Interim Order”), registered Shareholders have been granted the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement. A Shareholder’s right of dissent is more particularly described in the accompanying Information Circular. If the Arrangement becomes effective, a registered Shareholder who validly dissents (a “Dissenting Shareholder”) will be entitled to be paid the fair value for such Dissenting Shareholder’s Common Shares. To exercise such right, a Dissenting Shareholder must send to the Corporation a written objection to the Arrangement Resolution, which written objection must be received by the Corporation, c/o Bennett Jones LLP, 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7, Attention: Michael Mysak, by 9:00 a.m. (Calgary time) on July 21, 2016 (or the business day which is one business day preceding the date of the SMART Meeting if the SMART Meeting is not held on July 22, 2016). Failure to strictly comply with the requirements set forth in section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, may result in a loss of any right of dissent.

Persons who are beneficial Shareholders (“Beneficial Shareholders”) registered in the name of a nominee such as a broker, investment dealer, bank, trust company or other nominee (each, a “Nominee”) who wish to dissent should be aware that only registered Shareholders are entitled to dissent. Accordingly, a Beneficial Shareholder who wishes to exercise the right of dissent must make arrangements for such beneficially-owned Common Shares to be registered in the Beneficial Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by the Corporation, or, alternatively, make arrangements for the registered holder of such Common Shares to dissent on behalf of the Beneficial Shareholder. Please see the sections entitled “Information Regarding Proxies and Voting at the SMART Meeting” and “Rights of Dissenting SMART Shareholders” in the Information Circular for more details.

Subject to the requisite approval of the Arrangement Resolution by the Shareholders at the Meeting, the hearing in respect of the final order is scheduled to take place on July 26, 2016 at 2:00 p.m. (Calgary time) at the Court of Queen’s Bench of Alberta, Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta, or as soon thereafter as is reasonably practicable (the “Final Order”). At the hearing for the Final Order, the Court will consider, among other things, the fairness of the Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. At the hearing, any Shareholder or other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court a notice of intention to appear in accordance with the Alberta Rules of Court, serving such notice upon the solicitors of the Corporation on or before 12:00 p.m. (Calgary time) on July 18, 2016 and satisfying any other requirements as provided in the Interim Order. Please see the Interim Order attached as Appendix “C” to the Circular for further details.

Shareholders may attend the SMART Meeting in person or may be represented by proxy. Shareholders who are unable to attend the SMART Meeting in person are requested to complete, sign, date and return the enclosed form of proxy. To be valid and able to be acted upon at the SMART Meeting, forms of proxy must be completed, signed and deposited with Computershare Trust Company of Canada by no later than 2:00 p.m. (Calgary time) on July 20, 2016 or not later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the SMART Meeting. Late proxies may be accepted or rejected by the Chairman of the SMART Meeting in his sole discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

The Circular will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Circular will be mailed to all Shareholders.

DATED at Calgary, Alberta as of the 17th day of June, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Michael J. Mueller”
Chairman

Court File No. 1601-07710

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT,

R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

SMART TECHNOLOGIES INC., 689522 N.B. LTD., FOXCONN SINGAPORE (PTE)., AND THE

SHAREHOLDERS OF SMART TECHNOLOGIES INC.

NOTICE OF ORIGINATING APPLICATION

NOTICE IS HEREBY GIVEN that an originating application (the “Application”) has been filed with the Court of Queen’s Bench of Alberta, Judicial Centre of Calgary (the “Court”), on behalf of SMART Technologies Inc. (“SMART”) with respect to a proposed arrangement (the “Arrangement”) under section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the “ABCA”), involving SMART, 689522 N.B. Ltd. (“AcquisitionCo”), Foxconn Singapore (Pte)., and the holders of common shares (the “Common Shares”) in the capital of SMART (the “Shareholders”). The Arrangement is described in greater detail in the management information circular of SMART dated June 17, 2016 (the “Circular”) accompanying this Notice of Originating Application.

At the hearing of the Application, SMART intends to seek:

1.

a declaration that the terms and conditions of the Arrangement and the procedures relating thereto, as set forth in the arrangement agreement dated May 26, 2016 among SMART, AcquisitionCo and the Purchaser (the “Arrangement Agreement”), are fair to the Shareholders and other affected parties, both from a substantive and a procedural perspective;

2.	an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA;

3.

an order declaring that the registered Shareholders shall have the right to dissent in respect of the Arrangement pursuant to the provisions of section 191 of the ABCA, as modified by the interim order (the “Interim Order”) of the Court dated June 17, 2016 and the Plan of Arrangement (as defined in the Circular);

4.

a declaration that the Arrangement will, upon the filing of Articles of Arrangement under the ABCA, be effective under the ABCA in accordance with its terms and will be binding on and after the Effective Date (as defined in the Circular); and

5.	such further and other orders, declarations or directions as the Court may deem just,

(collectively, the “Final Order”).

AND NOTICE IS FURTHER GIVEN that the said Application is directed to be heard before a Justice of the Court, at the Calgary Courts Centre, 601 – 5th Street, S.W., Calgary, Alberta, on July 26, 2016 at 2:00 (Calgary time) or as soon thereafter as counsel may be heard. Any Shareholder or other interested party desiring to support or oppose the Application may appear at the time of the hearing in person or by counsel for that purpose provided that such Shareholder or other interested party files with the Court and serves upon SMART on or before 12:00 p.m. (Calgary time) on July 18, 2016, a notice of intention to appear (the “Notice of Intention to Appear”) setting out such Shareholder’s or interested party’s address for service and indicating whether such Shareholder or interested party intends to support or oppose the Application or make submissions, together with any evidence or materials which are to be presented to the Court. Service on SMART is to be effected by delivery to its solicitors at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, Shareholders and any other interested parties will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If a Shareholder does not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a special meeting of the Shareholders for the purpose of, amongst other things, voting upon a special resolution to approve the Arrangement and, in particular, has directed that registered Shareholders have the right to dissent in respect of the Arrangement pursuant to the provisions of section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement.

AND NOTICE IS FURTHER GIVEN that further notice in respect of these proceedings will only be given to those persons who have filed a Notice of Intention to Appear.

AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any Shareholder or other interested party requesting the same by the under-mentioned solicitors for SMART upon written request delivered to such solicitors as follows:

Solicitors for SMART:

Bennett Jones LLP
4500 Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta, T2P 4K7
Facsimile Number: (403) 265-7219
Attention: Michael Mysak

DATED at Calgary, Alberta as of the 17th day of June, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Michael J. Mueller”
Chairman

SMART Technologies Inc.

Management Information Circular

SMART Technologies Inc.

Management Information Circular

GLOSSARY OF TERMS

Unless the context indicates otherwise, the following terms shall have the meanings set out below when used in this management information circular (this “Information Circular”). Terms and abbreviations used in the Appendices to this Information Circular are defined separately and the terms and abbreviations defined below are not used therein, unless otherwise indicated.

In this Information Circular:

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as may be from time to time amended, re-enacted or replaced and includes any regulations made thereunder;

“Acquisition” means the acquisition by AcquisitionCo of all of the issued and outstanding securities of SMART;

“Acquisition Proposal” means any direct or indirect proposal, inquiry or offer (written or oral) from any third party or group relating to:

(a)

any merger, consolidation, amalgamation, take-over bid, tender offer, exchange offer, arrangement, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution, share exchange, spin-off or sale of assets (including any lease, license, long-term supply agreement or other arrangement having the same economic effect as a sale of assets) involving or relating to SMART and/or the SMART Subsidiaries;

(b)	any purchase or sale of shares or other securities of SMART and/or the SMART Subsidiaries and/or any right or interests therein;

(c)	any voting agreement, trust, partnership, proxy or other arrangement with respect to SMART and/or the SMART Subsidiaries; or

(d)	any transactions or arrangements similar to, or having the same effect or consequences, or any proposal or offer to do, or public announcement of an intention to do, any of the foregoing;

which, in each case, in one or a series of related transactions, represents:

(e)	20% or more of the voting or equity securities of SMART (in terms of number of securities or voting power); or

(f)	20% or more of the consolidated assets, consolidated revenue or consolidated income of SMART and/or the SMART Subsidiaries (taken as a whole),

excluding the Arrangement and the transactions contemplated hereby;

“AcquisitionCo” means 689522 N.B. Ltd.;

“affiliate” has the meaning ascribed thereto in the Securities Act;

“Annual Report” means the annual report on form 20-F of SMART for the year ended March 31, 2016;

“Appendices” means the appendices to this Information Circular;

“Arrangement” means the arrangement under the provisions of section 193 of the ABCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of SMART and the Purchaser, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement among SMART, AcquisitionCo and the Purchaser dated May 26, 2016 providing for, among other things, the Plan of Arrangement and the Arrangement and all amendments thereto, a copy of which is attached as Appendix “B” to this Information Circular;

“Arrangement Resolution” means the special resolution to approve the Arrangement to be presented to the SMART Shareholders at the SMART Meeting, substantially in the form set forth in Appendix “A” hereto;

“Articles of Arrangement” means the articles of arrangement of SMART in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement, and which shall otherwise be in a form and content satisfactory to SMART and the Purchaser, each acting reasonably;

“associates” has the meaning ascribed thereto in the Securities Act;

“Board” means the board of directors of SMART, as constituted from time to time;

“Business” means the business now carried on, collectively, by SMART and the SMART Subsidiaries, being a provider of technology that relates to: software, interactive displays, electronic white-boards, other hardware and services, such technology for facilitating collaboration and teaching in both of the education and business environments;

“business day” means any day, other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta or Republic of China (Taiwan);

“Cash Consideration” means the cash amount to be paid for each Common Share pursuant to the terms of the Arrangement, being U.S.$4.50 per Common Share;

“Certificate of Arrangement” means the certificate or proof of filing to be issued by the Registrar pursuant to subsection 193(11) or subsection 193(12) of the ABCA in respect of the Articles of Arrangement giving effect to the Arrangement;

“Circulation Date” means the date on which the materials for the SMART Meeting were sent or delivered to SMART Securityholders;

“Common Shares” means the common shares in the capital of SMART, and includes for greater certainty, any Common Shares issued upon the valid exercise of outstanding SMART Options;

“Compensation Committee” means the Compensation Committee of the Board;

“Computershare” means Computershare Trust Company of Canada;

“Confidentiality Agreement” means the confidentiality agreement between SMART and the Purchaser dated February 8, 2016;

“Consolidation” means the consolidation of the Common Shares on a one-for-ten basis, effective May 6, 2016;

“Corporation” or “SMART” means SMART Technologies Inc.;

“Court” means the Court of Queen’s Bench of Alberta;

“Credit Agreements” means, collectively, (a) the Term Loan Credit Agreement, dated July 31, 2013, among SMART Technologies ULC, as borrower, SMART, as parent guarantor, Morgan Stanley Senior Funding, Inc., as administrative agent, and the other parties thereto, in the principal amount of $125,000,000 and (b) ABL Credit Agreement, dated July 31, 2013, among SMART Technologies ULC, as borrower, SMART, as parent guarantor, Morgan Stanley Senior Funding, Inc., as administrative agent, and the other parties thereto, for the provision of a revolving credit loan in the principal amount of $50,000,000; and “Credit Agreement” means any one of the aforementioned agreements, individually;

“Deferred Closing Period” means the period between the date on which the conditions to closing of the Arrangement are waived or satisfied and the Effective Date, in the event that the Effective Date is deferred pursuant to the Arrangement Agreement;

“Depositary” means Computershare Trust Company of Canada;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement and the Interim Order;

“Dissenting Shareholders” means a registered SMART Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such registered SMART Shareholder;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Environment” means the natural environment (including soil, land surface or subsurface strata), surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, and any other environmental medium or natural resource and all sewer systems;

“Environmental Laws” means all Laws relating in full or in part to the protection or reclamation of the Environment, noise control, pollution and employee and public health and safety, and includes those Laws relating to the storage, generation, production, installation, use, handling, manufacture, processing, labeling, advertising, sale, display, transportation, treatment, Release and disposal of, and exposure to, Hazardous Substances;

“Exchange Act” means the United States Securities Exchange Act of 1934;

“Exchanges” means the Toronto Stock Exchange and the NASDAQ or any other stock exchange on which the Common Shares are then listed for so long as the Common Shares remain listed on such stock exchange;

“Fairness Opinion” means the opinion from the Financial Advisor to the Board as to the fairness, from a financial point of view, of the Cash Consideration being offered under the Arrangement to the SMART Shareholders;

“Final Order” means the final order of the Court approving the Arrangement pursuant to paragraph 193(9)(a) of the ABCA, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Financial Advisor” means Evercore Partners Canada Ltd.;

“GAAP” means generally accepted accounting principles in the United States, which are in effect from time to time;

“Governmental Entity” means (a) any multinational, federal, provincial, territory, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, commission, agency, board, agent or authority of any of the foregoing, (c) the Exchanges, or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substances” means any waste or other substance that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws or under Canada’s Workplace Hazardous Materials Information system (“WHMIS”), and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under such Environmental Laws or WHMIS to be deleterious to the Environment or worker or public health and safety or having an adverse effect upon the environment or human life or health;

“Hon Hai” means Hon Hai Precision Industry Co., Ltd.;

“including” means including without limitation, and “include” and “includes” have corresponding meanings;

“Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA providing for, among other things, the calling and holding of the SMART Meeting, as the same may be amended by the Court with the consent of SMART and the Purchaser, each acting reasonably;

“Law” or “Laws” means all laws (including common law), statutes, by-laws, rules, regulations, principles of law and equity, orders, codes, protocols, guidelines, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, Environmental Laws, Securities Laws and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws (including Environmental Laws and Securities Laws) and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or Parties or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Legal Actions” means all claims, actions, enquiries, applications, suits, demands, arbitrations, mediations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceeding, or other investigations or examinations;

“Liens” means any mortgage, charge, hypothec, prior claim, lien, pledge, assignment for security, security interest, guarantee, right of third parties or other encumbrance, or any collateral securing the payment obligations of any person, as well as any other agreement or arrangement with any similar effect whatsoever;

“Lock-Up Agreements” means the agreements with the Purchaser Parties to vote in favour of the Arrangement Resolution from each of SMART’s directors, certain officers of SMART and from certain SMART Securityholders;

“Material Adverse Effect” means any fact or state of facts, circumstance, change, effect or occurrence that individually is or in the aggregate are, or would reasonably be expected to be, material and adverse to (i) the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise), cash flows or value of SMART and the SMART Subsidiaries (taken as a whole), or (ii) the ability of SMART to consummate the transactions contemplated hereby, including the Arrangement, without significant delay, other than any fact or state of facts, circumstance, change, effect or occurrence resulting from or arising in connection with:

(a)	any change or development generally affecting the electronics, display, interactive device or education software industries;

(b)

any change or development in global, national or regional political conditions (including any act of terrorism or any outbreak of hostilities or war or any escalation or worsening thereof), any natural disaster or in general economic, business or regulatory conditions or in global financial, credit, currency or securities markets;

(c)	any adoption, proposal, implementation or change in applicable Laws or any interpretation or administration of applicable Laws by any Governmental Entity, or any change in GAAP;

(d)	the announcement of the entering into of the Arrangement Agreement and the transactions contemplated herein;

(e)	actions or inactions expressly required by the Arrangement Agreement or that are taken with the prior written consent of Purchaser;

(f)

any changes in the market price or trading volumes of the Common Shares (provided, however, that the causes underlying such changes may be considered to determine whether such causes constitute a Material Adverse Effect), or any delisting of the Common Shares from an Exchange or notice from an Exchange that a delisting is to occur;

(g)

any litigation or claim threatened or initiated by SMART Securityholders against SMART or any of its directors and officers arising out of the execution of the Arrangement Agreement or the transactions contemplated hereby (except as it relates to any breach of the Arrangement Agreement by SMART);

(h)

the failure, in and of itself, of SMART to meet any internal or analyst projections, forecasts or estimates of revenues or earnings (provided, however, that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

(i)

the addition of a going concern note to the interim unaudited audited financial statements of SMART (provided, however, that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred); or

(j)	any exercise of Dissent Rights;

provided, however, that any such event, change, occurrence, effect or state of facts referred to in paragraphs (a), (b) or (c) above does not primarily relate only to (or have the effect of primarily relating only to) SMART and the SMART Subsidiaries, taken as a whole, or disproportionately adversely affects SMART and the SMART Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industries in which SMART and the SMART Subsidiaries operate; references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“NASDAQ” means the NASDAQ Stock Market;

“Notice” means the notice of special meeting accompanying this Information Circular;

“Outside Date” means September 8, 2016, or such later date as Purchaser and SMART may agree in writing; provided that if by September 8, 2016 the condition in Section 6.2(d) of the Arrangement Agreement has not been satisfied, then the Outside Date shall be extended until the earlier to occur of (a) the third business day after the condition in Section 6.2(d) has been satisfied and (b) October 13, 2016;

“Parties” means, collectively, the Purchaser, AcquisitionCo and SMART, and “Party” means any one of the Purchaser, AcquisitionCo or SMART;

“Permit” means any license, permit, certificate, franchise, consent, order, grant, easement, variance, covenant, approval, classification, registration, exemption or other authorization of and from any person, including any Governmental Entity;

“person” includes an individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form set forth in Schedule “B” to Appendix “B” hereto and any amendments or variations thereto made in accordance with the provisions of the Plan of Arrangement or made at the direction of the Court with the consent of SMART and AcquisitionCo, each acting reasonably;

“Purchaser” means Foxconn Singapore (Pte).;

“Purchaser Parties” means, together, the Purchaser and AcquisitionCo;

“R&D” means research and development;

“Registrar” means the Registrar of Corporations duly appointed under section 263 of the ABCA;

“Regulatory Approvals” means those determinations (actual or deemed), sanctions, rulings, waivers, consents, filings, orders, registrations, exemptions, decisions, certificates, permits, no action letters and other approvals of (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made), or any registration or filing with, any Governmental Entities required or agreed upon by the Parties in connection with the Arrangement;

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act, R.S.A. 2000, c. S-4;

“Securities Laws” means the Securities Act, all other applicable Canadian securities laws and all rules and regulations and published policies thereunder, United States federal and state securities laws and all rules and regulations and published policies thereunder and applicable stock exchange rules and listing standards of the Exchanges;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“SMART Assets” means all of the assets, properties, Permits, rights or other privileges (whether contractual or otherwise) of SMART and the SMART Subsidiaries;

“SMART DSUs” means the deferred share units of SMART granted under the SMART Equity Incentive Plan;

“SMART Employees” means all employees of SMART or of any of the SMART Subsidiaries;

“SMART Equity Incentive Plan” means the equity incentive plan of SMART, as amended from time to time;

“SMART Employee Agreements” means the written employment agreements or Offer Letters between SMART and its directors, officers and employees;

“SMART Meeting” means the special meeting or meetings of the SMART Shareholders, including any adjournment or postponement thereof, with respect to which this Information Circular is delivered, called and to be held in accordance with the Arrangement Agreement and the Interim Order to consider the Arrangement Resolution and any other matters which may be properly proposed to be voted on by the SMART Shareholders;

“SMART Optionholders” means the holders of SMART Options;

“SMART Options” means the options to purchase Common Shares granted under the SMART Equity Incentive Plan;

“SMART PSUs” means the performance restricted share units of SMART granted under the SMART Equity Incentive Plan;

“SMART RSUs” means the restricted share units of SMART granted under the SMART Equity Incentive Plan;

“SMART Securities” means, collectively, the Common Shares and the SMART Options;

“SMART Securityholders” means, collectively, the SMART Shareholders, the SMART Optionholders, the holders of SMART RSUs, the holders of SMART DSUs and the holders of SMART PSUs;

“SMART Shareholders” means the registered and/or beneficial holders of the Common Shares, as the context requires;

“SMART Subsidiaries” means, collectively, SMART Technologies (Finance) Inc., SMART Technologies ULC, SMART Technologies (Call Co. 1) Inc., SMART Technologies Equipamentos de Information Ltda., SMART Technologies Corporation, SMART Bricks and Mortar Inc., SMART Technologies (Singapore) Private Limited, SMART Technologies India Promotional and Marketing Services Private Limited, SMART Technologies (China) Inc., SMART Technologies (Middle East) FZE, SMART Technologies (EMEA) Inc., SMART Technologies (Russia) LLC, SMART Technologies (Germany) GmbH, SMART Technologies (France) SAS, SMART Technologies (GB) Limited, SMART Technologies (LATA) Inc., SMART Technologies (Seattle) Inc., SMART Technologies (APAC) Inc., SMART Technologies (Services) Inc., SMART Technologies NW Holdings Limited, Next Holdings Ltd., NextWindow Limited, NextWindow Singapore PTE Ltd.; and “SMART Subsidiary” means any one of the aforementioned entities, individually;

“subsidiary” has the meaning ascribed thereto in the Securities Act;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal made after the date of the Arrangement Agreement by a third party or group:

(a)	to acquire not less than all of the outstanding Common Shares or all or substantially all of the SMART Assets;

(b)	did not result from a breach of the non-solicitation provision in the Arrangement Agreement;

(c)	that complies with all Securities Laws;

(d)

that is not subject to a financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board, acting in good faith (after receipt of advice from its financial advisor(s) and outside legal counsel) to have been obtained or is reasonably likely to be obtained;

(e)

is not subject to a due diligence and/or access condition that would allow greater access to the books, records or personnel of SMART or the SMART Subsidiaries than was made available to Purchaser prior to the date of the Arrangement Agreement;

(f)	that the Board and any relevant committee thereof has determined in good faith (after receipt of advice from its financial advisor(s) and outside legal counsel) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and

(g)

in respect of which the Board and/or any relevant committee thereof determines in good faith (after receipt of advice from its financial advisor(s) with respect to (ii) below and outside legal counsel with respect to (i) below) that (i) the failure to recommend such Acquisition Proposal to the SMART Shareholders would be inconsistent with its fiduciary duties under applicable Laws and (ii) such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction more favourable to the SMART Shareholders, from a financial point of view, than the Arrangement, including any adjustment to the terms and conditions of the Arrangement proposed by AcquisitionCo or the Purchaser pursuant to the non-solicitation provisions of the Arrangement Agreement;

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.);

“Tax” or “Taxes” means (i) any and all domestic and foreign federal, state, provincial, territorial, municipal and local taxes, assessments and other governmental charges, duties, impositions, liabilities, levies and other changes or assessment of any kind whatsoever imposed by any Governmental Entity, including Canada Pension Plan and provincial pension plan contributions, installments, unemployment insurance contributions and employment insurance contributions, worker’s compensation and deductions at source, including taxes based on or measured by gross receipts, gross income, net income, profits, sales, capital, use and occupation, and including goods and services, harmonized value added, ad valorem, transfer, franchise, withholding, customs, payroll, stamp, recapture, premium, windfall profits, employment, excise and property duties and taxes, together with any interest, penalties, fines and additions imposed with respect to such amounts; and (ii) any liability for the payment of any amount of the type described in the immediately preceding clause (i) as a result of being a “transferee” (within the meaning of section 160 of the Tax Act or any other similar applicable Law) of another person or a member of a related, non-arm’s length, affiliated or combined group; and

“Termination Fee” means the fee payable by SMART to AcquisitionCo upon the occurrence of certain events, as set out in the Arrangement Agreement, in the amount of $8,800,000.

INFORMATION REGARDING PROXIES AND VOTING AT THE SMART MEETING

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management of SMART for use at the SMART Meeting to be held at the offices of the Corporation, 3636 Research Road N.W., Calgary, Alberta T2L 1Y1, at 2:00 p.m. (MDT) on Friday, July 22, 2016 for the purposes set forth in the Notice. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by one or more members of the Board, officers or regular SMART employees, at no additional compensation. Costs associated with the solicitation of proxies will be borne by SMART.

Appointment of Proxy Holders

Accompanying this Information Circular is an instrument of proxy (“Instrument of Proxy”) for use at the SMART Meeting. A registered Shareholder may vote by proxy in one of the following ways:

(i)	by mailing the signed Instrument of Proxy to Computershare Trust Company of Canada, Proxy Department at 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5;

(ii)	by hand delivering the signed Instrument of Proxy to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(iii)	by facsimile to Computershare Trust Company of Canada to (416) 263-9524 or 1-866-249-7775;

(iv)	by using the internet at www.investorvote.com; or

(v)	for Shareholders in Canada and the United States, by calling the following toll-free number: 1-866-732-VOTE (8683).

In order to be valid, Instruments of Proxy must be received by Computershare not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of Alberta) prior to the time set for the SMART Meeting or any adjournment thereof.

The persons designated in the Instrument of Proxy are officers of the Corporation. A Shareholder has the right to appoint a person (who need not be a Shareholder), other than the persons designated in the accompanying Instrument of Proxy, to attend at and represent the Shareholder at the SMART Meeting. To exercise this right, a Shareholder should insert the name of the designated representative in the blank space provided on the Instrument of Proxy and strike out the names of management’s nominees. Alternatively, a Shareholder may complete another appropriate Instrument of Proxy.

Signing of the Instrument of Proxy

The Instrument of Proxy must be signed by the Shareholder or the Shareholder’s duly appointed attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the Corporation. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Revocability of Proxies

A Shareholder who has submitted an Instrument of Proxy may revoke it at any time prior to the exercise thereof. In addition to any manner permitted by Law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, under its corporate seal or executed by a duly authorized officer or attorney of the corporation and deposited either: (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the SMART Meeting, or any adjournments thereof, at which the Instrument of Proxy is to be used; or (ii) with the Chairman of the SMART Meeting on the day of the SMART Meeting, or any adjournment thereof. In addition, an Instrument of Proxy may be revoked: (i) by the Shareholder personally attending the SMART Meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending at the SMART Meeting and voting such securities; or (ii) in any other manner permitted by Law.

Voting of Proxies and Exercise of Discretion by Proxy Holders

All Common Shares represented at the SMART Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the Instrument of Proxy will be voted in accordance with such instructions. The management designees named in the accompanying Instrument of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing him or her on any ballot that may be called for at the SMART Meeting. In the absence of such direction, such Common Shares will be voted “FOR” the proposed resolutions at the SMART Meeting. The accompanying Instrument of Proxy confers discretionary authority upon the persons named therein with respect to amendments of or variations to the matters identified in the accompanying Notice and with respect to other matters that may properly be brought before the SMART Meeting. In the event that amendments or variations to matters identified in the Notice are properly brought before the SMART Meeting or any other business is properly brought before the SMART Meeting, it is the intention of the management designees to vote in accordance with their best judgment on such matters or business. At the time of printing this Information Circular, the management of SMART knows of no such amendment, variation or other matter to come before the SMART Meeting other than the matters referred to in the accompanying Notice.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Voting Shares and Record Date

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares (the “Preferred Shares”) issuable in series. The record date for the determination of SMART Shareholders entitled to receive notice of and to vote at the SMART Meeting is June 20, 2016 (the “Record Date”). As at the Record Date, there were 12,242,992 Common Shares and no Preferred Shares issued and outstanding.

Common Shares

Each holder of Common Shares is entitled to receive notice of and attend all meetings of SMART Shareholders, except meetings at which only holders of another particular class or series have the right to vote. At each such meeting, each Common Share entitles its holder to one vote.

More information regarding the Common Shares is disclosed in the Annual Report, which is incorporated by reference into this Information Circular and forms an integral part hereof. The Annual Report is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and is also available on EDGAR at www.sec.gov. Upon request, SMART will promptly provide a copy of the Annual Report free of charge to any SMART Shareholder.

Voting of Shares – General

Only SMART Shareholders whose names are entered in the register of SMART Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the SMART Meeting, provided that, to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to the Record Date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the

Meeting, that his or her name be included on the Shareholder list before the Meeting, in which case the transferee shall be entitled to vote his or her Common Shares at the SMART Meeting.

Voting of Common Shares – Advice to Non-Registered Holders

Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the SMART Meeting. However, in many cases, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited).

SMART is not forwarding its proxy-related materials directly to beneficial holders. In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Corporation intends to pay for Intermediaries to forward the proxy-related materials and the voting instruction form to beneficial owners.

Applicable Canadian regulatory policies require Intermediaries to seek voting instructions from Non-Registered Holders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Non-Registered Holders in order to ensure that their Common Shares are voted at the SMART Meeting. Often, the voting instruction form supplied to a Non-Registered Holder by its Intermediary (or the agent of the Intermediary) is very similar or even identical to the Instrument of Proxy provided by the Corporation to registered shareholders. However, its purpose is limited to instructing the registered Shareholder (the Intermediary or agent of the Intermediary) how to vote on behalf of the Non-Registered Holder. In Canada, the majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). In most cases, Broadridge mails a scannable voting instruction form in lieu of the Instrument of Proxy provided by the Corporation and asks Non-Registered Holders to return the voting instruction form to Broadridge or otherwise communicate voting instructions to Broadridge (by way of telephone or the Internet, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the SMART Meeting. A Non-Registered Holder receiving a proxy or voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the SMART Meeting, rather the form must be returned to Broadridge or, alternatively, instructions must be received by Broadridge well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of your Common Shares held through an Intermediary, please contact that Intermediary for assistance.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the SMART Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above.

Principal Holders of Common Shares

The following table sets forth, to the best of the knowledge of the directors and executive officers of the Corporation, as at the Record Date, the only persons, corporations or other entities (other than securities depositories) who beneficially own, directly or indirectly, or exercise control or discretion over voting securities carrying more than 10% of the voting rights attached to the Common Shares.

Name and Address of Beneficial Owner	Type of Ownership	Number of Common Shares(5)	Percentage of Share Capital and Voting Power

Apax Global Alpha Limited and Funds advised by Apax Partners(1) (2)	Direct	3,765,808	30.8%

Intel Corporation(3)	Direct	1,746,663	14.3%

David Martin(4)	Direct and Indirect	2,698,207	22.0%

Nancy Knowlton(4)	Direct and Indirect	2,698,107	22.0%

NOTES:

(1)

Represents Common Shares beneficially owned by Apax Global Alpha Limited, whose Investment Manager is Apax Guernsey Managers Limited, Apax US VII, L.P., which is advised by Apax Partners, LP, and Apax Europe V. Apax Europe V GP, L.P. is the general partner of each of Apax Europe V-A, L.P., Apax Europe V-B, L.P., Apax Europe V-D, L.P., Apax Europe V-E, L.P., Apax Europe V-F, C.V., Apax Europe V-G, C.V., Apax Europe V-1, L.P., and Apax Europe V-2, L.P. and the Managing Limited Partner of Apax Europe V C GmbH & Co. KG (collectively “Apax Europe V”) and is advised by Apax Partners LLP. Apax Global Alpha Limited, Apax US VII, L.P. and Apax Europe V each disclaim beneficial ownership of the Common Shares held by the other. The address of Apax Partners LLP is 33 Jermyn Street, London, UK, SW1Y 6DN. The address of Apax Partners, LP is 601 Lexington Avenue, 53rd Floor, New York, NY 10022. The address of Apax Global Alpha Limited is East Wing, Trafalgar Court, Les Banques, PO Box 656, St Peter Port, Guernsey GY1 3PP. The information provided in this footnote has been provided by Apax Partners LLP.

(2)	Gary Hughes, a director of SMART, is a Senior Advisor within the Portfolio Support Group of Apax Partners LLP.
(3)	The address of Intel Corporation is 2200 Mission College Boulevard, Santa Clara, California.
(4)

51,744 Common Shares are held directly by Mr. Martin and 51,644 Common Shares are held directly by Ms. Knowlton. 2,646,463 Common Shares are owned by IFF Holdings Inc. (“IFF”), a corporation with respect to which David Martin and Nancy Knowlton own 100% of the securities directly or indirectly. Mr. Martin and Ms. Knowlton are married to each other, and as such Mr. Martin and Ms. Knowlton may each be deemed to be beneficial owners or to have control and direction over all of the Common Shares owned by IFF. The address for Mr. Martin, Ms. Knowlton and IFF is c/o Nureva Inc., 10th floor 1221 8th Street SW Calgary, AB, T2R 0L4.

(5)	Based on information in the System for Electronic Disclosure by Insiders (SEDI) as at June 16, 2016 and adjusted to reflect the Consolidation.

General

CURRENCY

All monetary sums set forth in this Information Circular are in U.S. dollars unless otherwise specified.

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Year Ended December 31
	2015	2014	2013
	(C$)	(C$)	(C$)
Highest rate during the period	1.3990	1.1643	1.0697
Lowest rate during the period	1.1728	1.0614	0.9839

Average noon spot rate for the period	1.2787	1.1045	1.0299
Rate at the end of the period	1.3840	1.1601	1.0636

On June 16, 2016, the noon exchange rate for one U.S. dollar expressed in Canadian dollars as reported by the Bank of Canada, was $1.3041.

CONSOLIDATION

On May 6, 2016, SMART completed the Consolidation. All Common Share and per Common Share amounts in this Information Circular have been adjusted, where applicable, to reflect the Consolidation.

INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of SMART for use at the SMART Meeting and for the purposes set out in the foregoing Notice of Special Meeting and at any adjournment or postponement thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement or other matters to be considered at the SMART Meeting, other than those contained in this Information Circular, and if given or made, any such information or representation must not be relied upon has having been authorized.

This Information Circular does not constitute the solicitation of an offer to acquire any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

All information relating to the Purchaser Parties contained in this Information Circular has been provided to SMART by the Purchaser Parties. SMART has relied upon this information without having made any independent inquiries as to the accuracy or completeness thereof; however, it has no reason to believe such information is misleading or inaccurate. Neither the Board nor SMART assumes any responsibility for the accuracy or completeness of such information or for any omission on the part of the Purchaser Parties to disclose facts or events which may affect the accuracy or completeness of any such information.

All summaries of, and references to, the Arrangement Agreement and the Arrangement or the Plan of Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement and the Plan of Arrangement, copies of which are attached as Appendix “B” and Schedule “B” to Appendix “B”, respectively, to this Information Circular. You are urged to carefully read the full text of the Arrangement Agreement and the Plan of Arrangement.

All capitalized terms used in this Information Circular (excluding the Appendices hereto unless stated otherwise) but not otherwise defined herein have the meanings set forth herein under “Glossary of Terms”. Information contained in this Information Circular is given as of June 17, 2016, unless otherwise specifically stated.

You should not construe the contents of this Information Circular as legal or financial advice and should consult with your own professional advisors as to the relevant legal, financial or other matters in connection herewith.

THIS INFORMATION CIRCULAR AND THE TRANSACTIONS CONTEMPLATED BY THE ARRANGEMENT AGREEMENT AND THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY, NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Forward-Looking Statements

This Information Circular contains certain forward-looking information or statements within the meaning of applicable Securities Laws. All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “potential”, “predict”, “could”, “might”, “should” or similar words suggesting future outcomes or statements regarding an outlook.

In particular, this Information Circular contains forward-looking statements relating to:

•	the anticipated benefits and effect of the Arrangement;

•	the consideration to be received by SMART Securityholders pursuant to the Arrangement;

•	the timing of the SMART Meeting and the Final Order;

•	the satisfaction or waiver of the conditions to the Arrangement;

•	the completion of the Arrangement and the anticipated Effective Date;

•	the delisting of the Common Shares from the Exchanges and the timing thereof;

•	various steps to be taken pursuant to the Acquisition;

•	the treatment of SMART Shareholders under tax laws; and

•	the effect of the Arrangement on SMART.

Forward-looking statements respecting:

•	the structure and effect of the Arrangement are based upon the terms of the Arrangement Agreement and the transactions contemplated thereby;

•	the consideration to be received by SMART Securityholders pursuant to the Arrangement is based upon the terms of the Arrangement Agreement and the Plan of Arrangement; and

•	certain steps in, and timing of, the Arrangement are based upon the terms of the Arrangement Agreement.

See “The Arrangement” and “The Arrangement Agreement” in this Information Circular.

Various assumptions are used in making the forecasts or projections set out in forward-looking information or statements. In some instances, material assumptions are presented elsewhere in this Information Circular in connection with the statements containing the forward-looking information. SMART Securityholders are cautioned that the following list of material assumptions is not exhaustive. The material assumptions include, but are not limited to:

•	SMART, AcquisitionCo and the Purchaser complying with the terms and conditions of the Arrangement Agreement;

•	no occurrence of any event, change or other circumstance that could give rise to the termination of the Arrangement Agreement;

•	the approval of the Arrangement Resolution by the SMART Shareholders;

•	the receipt of the Final Order;

•	no unforeseen changes in the legislative and operating framework for the business of SMART; and

•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

Although SMART considers that these assumptions are reasonable, there is no assurance that such assumptions will prove to be correct. By their very nature, forward-looking statements involve inherent risks and uncertainties and risks that forward-looking statements will not be achieved. As such, undue reliance should not be placed on forward-looking statements. A number of important factors could cause the actual results to differ materially from expectations, estimates and intentions expressed in the forward-looking statements, including those set out below and those detailed elsewhere in this Information Circular. Those factors include:

•	the inability to satisfy the conditions to completion of the Arrangement including obtaining the required consents or approvals, including SMART Shareholder approval and the Final Order of the Court;

•	the occurrence of an event, change or other circumstance that could give rise to the termination of the Arrangement Agreement;

•	risks related to factors beyond the control of SMART and AcquisitionCo;

•	general business, economic, competitive, political, regulatory and social uncertainties; and

•	the other factors discussed under “Risk Factors” in this Information Circular.

Readers are cautioned that the above list of factors that may affect future results is not exhaustive. In addition, even if actual results or developments anticipated by SMART are realized, or even if substantially realized, there can be no assurance that they will have the expected consequences to or effects on SMART or its business or operations. Readers should also carefully consider the matters discussed under the heading “Risk Factors” in this Information Circular and the risk factors identified in the Annual Report. The forward-looking information and statements contained in this Information Circular are made as of the date hereof and SMART does not undertake any obligation to update publicly or revise any of such information and statements, except as required by applicable Securities Laws. The forward-looking information and statements contained herein are expressly qualified by the foregoing statements.

Notice to SMART Securityholders in the United States

SMART is a company existing under the laws of the Province of Alberta. The solicitation of proxies and the transactions contemplated in this Information Circular involve securities of an Alberta company and are being effected in accordance with applicable Securities Laws of Alberta and Canada. The proxy solicitation rules under the Exchange Act are not applicable to SMART or this solicitation and therefore this solicitation is not being effected in accordance with U.S. Securities Laws. SMART Securityholders should be aware that disclosure requirements under applicable Securities Laws may be different from such requirements under U.S. Securities Laws. SMART Securityholders should also be aware that other requirements under the Laws of Alberta and Canada may differ from requirements under U.S. corporate and Securities Laws.

The enforcement by investors of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that SMART and AcquisitionCo exist or will exist under the Laws of the Province of Alberta, that some or all of their respective officers and directors are not residents of the United States and that all or a substantial portion of their respective assets may be located outside the United States. SMART Securityholders may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of U.S. Securities Laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a judgment by a U.S. court.

SMART Securityholders should be aware that the transactions contemplated herein may have tax consequences both in Canada and in the United States. SMART Securityholders who are subject to United States federal taxation should be aware that the United States tax consequences to them of participating in the Arrangement are not described in this Information Circular. Certain information concerning the Canadian tax consequences of the Arrangement for SMART Shareholders who are United States residents is set forth under the heading “Certain Canadian Federal Income Tax Considerations – SMART Holders Not Resident in Canada” in this Information Circular, but such consequences may not be described fully herein. All SMART Securityholders should consult with their legal, tax, financial and accounting advisors to determine the particular tax consequences to them of the transactions contemplated by the Arrangement.

OVERVIEW OF THE ARRANGEMENT

Overview

SMART entered into the Arrangement Agreement with AcquisitionCo and the Purchaser on May 26, 2016. The Arrangement Agreement provides for the implementation of the Plan of Arrangement. A copy of the Arrangement Agreement is appended to this Information Circular as Appendix “B” and a copy of the Plan of Arrangement is appended to the Arrangement Agreement as Schedule “B” thereto. Pursuant to the Plan of Arrangement, AcquisitionCo will acquire all of the issued and outstanding Common Shares in exchange for a cash payment of $4.50 per Common Share. The purchase price of $4.50 per Common Share represents a premium of approximately 21% to the volume weighted average trading price of the Common Shares over the 90 trading days prior to announcement of the Arrangement on the NASDAQ.

The Arrangement Agreement sets out the steps to be taken by the Parties to prepare for and implement the Arrangement, contains certain covenants, representations and warranties of and from each of the Parties thereto, and contains various closing conditions which must be satisfied or waived in order for the Arrangement to be completed. In addition to being subject to the approval by the SMART Shareholders and the Court, the Arrangement is also subject to the satisfaction or waiver of certain other conditions set out in the Arrangement Agreement. For a more detailed discussion of the Arrangement Agreement, see “The Arrangement” and “The Arrangement Agreement” in this Information Circular.

BACKGROUND TO THE ARRANGEMENT

General

The Corporation’s specific dealings with AcquisitionCo and the Purchaser and other events leading to execution of the Arrangement Agreement are described under “- Specific Events Leading to the Arrangement Agreement” below. This section provides general background information which is important in forming an understanding of those specific events and determinations, approvals and recommendations made by the Board in relation to the Arrangement.

In 2014 the Board determined to undertake a non-public process to evaluate strategic alternatives for the business, recognizing that the Corporation was facing near term and long term challenges executing on its strategy. These challenges included: the Corporation’s declining revenues, continued market headwinds, investment required to develop or accelerate new products, high debt levels and associated high interest cost, raising the prospect of future liquidity challenges, challenging go-forward sales outlook, and limited forecast visibility. The Corporation engaged RBC Dominion Securities Inc. to assist with identification of strategic alternatives; no non-binding bids were submitted and no agreements were concluded as a result of this process, which involved solicitation of 15 potentially interested parties.

Subsequent to the cessation of active work on the non-public process the financial results of the Corporation continued to deteriorate. The Board therefore determined to initiate another strategic review, but decided upon a public process in order to expand the scope of the review. In coming to this decision, the Board considered various factors, including:

●	SMART had experienced year-over-year revenue declines for the past five fiscal years.
●

Although new products were generating a growing share of total revenue, sales from SMART kapp, a new product SMART began shipping in 2015, grew at a much slower rate than originally envisaged, and as a result, by October of 2015 the financial outlook for the rest of fiscal year 2016 was weaker than originally anticipated.

●

Given the change in outlook, the Board approved a significant reduction in expenses, primarily relating to SMART kapp sales and marketing activities and related research and development spending, while protecting core education and enterprise business operations and associated research and development activities. These actions were anticipated to result in the Corporation having sufficient liquidity and cash flow neutrality until the end of fiscal year 2017.
●

However, the Corporation’s level of debt and associated debt service obligations left it vulnerable to cash flow fluctuations in an industry and business environment where revenues were difficult to forecast. As well, there was little room for additional restructuring that would not impact top line revenues. In the view of the Board, absent a significant improvement in the Corporation’s business, it would have been difficult to re-finance the Corporation’s debt at its maturity.

As a result, in October 2015 the Board approved the initiation of a new strategic review process, this time on a public basis. The public nature of the process was intended to enable the quicker and broader canvasing of interested parties. The Financial Advisor was engaged to act as financial advisor to the Corporation on October 8, 2015.

Contemporaneous with the commencement of the strategic review process, the Corporation undertook significant cost savings initiatives with the objective of generating approximately $25 million in cost savings on an annualized basis. These initiatives included: reductions to kapp sales and marketing activities and headcount (including the elimination of the kapp business unit), reductions to the research and development team and general reductions in corporate overhead expenses. The cost saving exercise was deemed necessary by the Board as a result of deteriorating performance, slower than expected uptake of kapp products, and concerns about the Corporation’s liquidity profile. The Corporation made significant progress and as of the fiscal fourth quarter of 2016 substantially all of the targeted cost savings had been fully implemented.

On January 18, 2016 the Corporation issued a press release stating that it would take a pre-tax charge of approximately $20 million related to kapp finished goods and raw material inventory. The charge was a result of kapp sales growing at a slower rate than expected and the Corporation reassessing its future demand assumptions for finished goods and raw materials. On February 11, 2016 the Corporation released results for the third quarter of its 2016 fiscal year, which showed adjusted revenues of $77.7 million down 30% year over year and adjusted EBITDA of $1.7 million down 84% year over year.

As part of its work on the strategic review, the Financial Advisor reached out to over 120 parties who had been identified by the Financial Advisor or management or who had expressed interest. Of these, approximately half were financial parties and half were considered to be strategic parties. Over 20 parties signed non-disclosure agreements with the Corporation, and three parties submitted non-binding first-round bids. One of these parties subsequently decided not to pursue its bid, leaving two bids remaining, with the Purchaser’s bid being the preferred bid.

Specific Events Leading to the Arrangement Agreement

Discussions between SMART and representatives of the Purchaser with regard to a potential acquisition of SMART first began in January 2016.

Effective February 8, 2016, Hon Hai entered into a confidentiality agreement with the Corporation in respect of a possible transaction. Representatives of Hon Hai were granted access to an electronic dataroom with information in the dataroom compiled by Corporation management both independently and in response to specific information requests made by Hon Hai and other parties.

On February 12, 2016, Hon Hai provided the Corporation with a non-binding offer letter setting out two options for purchase of the Corporation: (a) to acquire 100% of the Common Shares for a purchase price between $3.50 - $4.00 per share; or (b) to acquire a majority – envisioned to be 60% – of the Common Shares for a purchase price between $4.00-$4.50 per share on a pro-rata basis. On February 24, 2016, Hon Hai provided the Corporation with a non-binding offer letter to purchase 67% of the Common Shares; this letter also outlined certain key terms relating to the proposed transaction. In connection with these offers, the Board met on February 18 and 25 and on March 3, 2016 and discussed the merits of a partial acquisition of the Corporation, determining, following advice from external legal counsel, that it would be difficult to implement and subject to execution and legal risk. The Board then directed the Financial Advisor to request Hon Hai to provide additional detail on the partial acquisition proposal and to communicate to Hon Hai that in the opinion of the Corporation, such a proposal did not appear to be feasible nor in the best interests of stakeholders.

On March 14, 2016, Hon Hai submitted a written non-binding proposal with further details on the two options, specifying a per Common Share price of $3.50 for the 100% acquisition proposal, and $4.50 for the 67% partial acquisition proposal. The Board met to review this proposal on March 15, 2016, again determining that it would be difficult to implement the partial takeover proposal. The most important difficulties identified by the Board included the inherent coerciveness in a partial takeover bid and the need for negotiated commercial arrangements to govern dealings between Hon Hai and a partially owned SMART.

Following preliminary negotiations between the parties, on March 30, 2016 Hon Hai submitted a revised non-binding proposal to acquire 100% of the Common Shares for $4.50 per share. On April 14, 2016 Hon Hai and the Corporation entered into a four week exclusivity period, which was subsequently extended to May 20, 2016. As part of the exclusivity agreement, Hon Hai was required to reaffirm the $4.50 per share offer price, which occurred on April 28, 2016.

Representatives from Hon Hai met with members of Corporation management on the following dates:

(a)	Tuesday, February 8th, 2016 in Calgary. At this meeting, SMART reviewed its strategy, products, and go to market process.
(b)	Wednesday, March 2nd, 2016 in Calgary. At this meeting, SMART reviewed details on strategy, operations, financials and forecast.
(c)	Wednesday, March 9th, 2016 in Seattle. At this meeting, SMART discussed research and development in depth and also went on a school visit to see SMART’s products being used in classrooms.
(d)	Tuesday, March 15th, 2016 in New York. SMART and Hon Hai met with one of SMART’s resellers and toured a school that had SMART products.
(e)	Monday, April 4th, 2016 in Los Angeles. At this meeting the discussion was focused on SMART’s long term vision, go to market strategy, distribution and channel network and sales teams.

During the exclusivity period, SMART’s management and advisors engaged in further discussions with the Purchaser’s management and advisors to negotiate the terms and conditions of the proposed transaction.

On May 18, 2016, Hon Hai indicated that a wholly owned subsidiary of Hon Hai would be the purchaser under the Arrangement Agreement. SMART requested that Hon Hai, the parent corporation, act as purchaser. Hon Hai responded by proposing that the Purchaser’s obligations be guaranteed by Foxconn (Far East) Ltd., another wholly owned subsidiary of Hon Hai. SMART and its financial and legal advisors made enquiries and conducted diligence investigations to determine if this proposal was acceptable, including a review of Foxconn (Far East) Ltd.’s audited financial statements for the year ended December 2014 (2015 audited statements were not available) and unaudited financial information (as at March 31, 2016), a review of offering documents used in connection with medium term notes issued by Foxconn (Far East) Ltd. (which notes are guaranteed by Hon Hai) and consultation with counsel in Taiwan and Cayman Islands, being the respective jurisdictions of incorporation of Hon Hai and Foxconn (Far East) Ltd. Following these investigations the Board determined that it was comfortable entering into the Arrangement Agreement with the Purchaser as purchaser, with the obligations of the Purchaser guaranteed by Foxconn (Far East) Ltd.

Early in the morning on May 26, 2016, the Board met to consider the Arrangement and the entering into of the Arrangement Agreement. At the meeting, the Financial Advisor provided its verbal opinion that the consideration to be received by SMART Shareholders in connection with the Arrangement was fair, from a financial point of view, to SMART Shareholders.

The Board, after extensive discussions and careful consideration of the proposed Arrangement, unanimously determined: (a) that the Arrangement and entering into of the Arrangement Agreement was in the best interests of SMART; (b) based upon, among other things, the opinion of the Financial Advisor, that the Arrangement was fair to the SMART Shareholders; and (c) to recommend that SMART Shareholders vote in favour of the Arrangement.

The negotiation of the definitive terms and conditions of the Arrangement Agreement was completed on May 26, 2016, at which time the Arrangement Agreement and the Lock-Up Agreements were executed. SMART and the Purchaser issued a joint news release prior to the markets opening on May 26, 2016 announcing the Arrangement.

THE PURCHASER PARTIES

Each of AcquisitionCo and the Purchaser is a subsidiary of Hon Hai. The Arrangement Agreement provides that any subsidiary of Hon Hai may participate in the Acquisition, and strategic partners designated by Hon Hai may, collectively, participate in up to 33 1⁄3% of the Acquisition.

In connection and concurrently with the entering into of the Arrangement Agreement, Foxconn (Far East) Ltd., a direct subsidiary of Hon Hai, provided a guarantee to SMART of all accrued debts and liabilities owing by the Purchaser to SMART or remaining unpaid by the Purchaser to SMART, in each case, incurred in connection with or arising from the Arrangement Agreement. Foxconn (Far East) Ltd. had assets of $25,855,073,925 and liabilities of $1,302,139,720 as at December 31, 2014. Its principal assets include investments in GoPro, Inc., SK C&C Co., Limited and Olympus Corporation.

Hon Hai is the world’s foremost provider of joint-design, joint-development, environmental-friendly manufacturing, assembly and after-sales services to global Computer, Communication and Consumer-electronics leaders.

REASONS FOR THE ARRANGEMENT

In determining that the Cash Consideration to be received by the SMART Shareholders is fair, from a financial point of view, to the SMART Shareholders and that the Arrangement is in the best interests of SMART, the Board considered and relied upon a number of factors, including the following:

●

The Arrangement is the preferred transaction available to SMART and the SMART Shareholders following an extensive and thorough strategic review process, which included, among other things, contacting a comprehensive list of prospective interested parties, obtaining advice from the Financial Advisor and SMART’s legal counsel, as well as discussions with third parties.

●

The Board’s assessment, including input and advice from the Financial Advisor where appropriate, of the current and anticipated future opportunities and risks associated with the business, operations, assets, financial performance and condition of SMART should it continue as an independent public corporation as well as its ability to meet future debt obligations.

●	The fact that the Cash Consideration is cash and is not subject to any financing condition, which provides SMART Shareholders with certainty of value and immediate liquidity.

●	The limited liquidity in the current trading of Common Shares and the risk of further impacts on liquidity should criteria for a continued public listing not be met.

●	The length of the auction process, the management resources it has required, and the potential effect on the growth prospects of the business in the near term.

●	That immediate value crystallization is compelling when viewed against the risks inherent in any long-term business plan.

●

Under the Arrangement Agreement, the Board retains the ability to consider and respond to Superior Proposals prior to completion of the Arrangement on the specific terms and conditions set forth in the Arrangement Agreement and subject to, if applicable, the payment of the Termination Fee to AcquisitionCo.

●

The Fairness Opinion received from the Financial Advisor to the effect that, as of May 26, 2016 and based upon and subject to the assumptions, limitations and qualifications contained therein, the Cash

Consideration to be received by the SMART Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the SMART Shareholders.

●	The support of the Arrangement by the SMART Securityholders that have entered into the Lock-Up Agreements, representing approximately 68% of the outstanding Common Shares.

In addition to the foregoing, the Board also considered the following factors in reaching its conclusion:

●	The Arrangement is subject to a determination by the Court that the Arrangement is fair, both procedurally and substantively, to the SMART Shareholders.

●

The terms and conditions of the Arrangement Agreement, including the fact that the conditions to completion of the Arrangement are, in the judgment of the Board, after consultation with its legal advisors, reasonable.

●

The obligations of the Purchaser Parties to complete the Arrangement are subject to a limited number of conditions (but are not subject to a financing condition), which the Board believes are reasonable under the circumstances.

●

The Board’s belief that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time, with closing of the Arrangement currently expected in the second quarter of SMART’s fiscal year 2017.

●

Registered SMART Shareholders may, upon compliance with certain conditions and in certain circumstances, exercise Dissent Rights and, if ultimately successful, receive fair value for their Common Shares as determined by the Court.

●	The Purchaser’s commitment, credit worthiness and anticipated ability to support and complete the Arrangement.

●	The fact that, in the Board’s view, the terms of the Arrangement Agreement treat the SMART Shareholders equitably and fairly.

The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In reaching the determination to approve the Arrangement, the Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given different weights to different factors. The Board, at its meeting on May 26, 2016, was unanimous in its recommendation that the SMART Shareholders vote in favour of the Arrangement Resolution.

FAIRNESS OPINION

In deciding to recommend that the SMART Shareholders vote in favour of the Arrangement Resolution, the Board considered, among other things, the Fairness Opinion, which states that, in the opinion of the Financial Advisor, as of May 26, 2016 and based upon and subject to the assumptions, limitations and qualifications contained therein, the Cash Consideration to be paid to the SMART Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such SMART Shareholders. This summary is qualified in its entirety by reference to the full text of the Fairness Opinion. The Board urges SMART Shareholders to read the Fairness Opinion carefully and in its entirety.

The Financial Advisor was engaged by the Board as financial advisor to the Board effective October 8, 2015 to provide the Board with financial advisory services in connection with the Board’s strategic review process. Neither the Financial Advisor, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act) of SMART, AcquisitionCo, the Purchaser or any of their respective associates or affiliates. Pursuant to the term of its engagement agreement with SMART, the Financial Advisor is entitled to a monthly advisory fee as well as a fixed fee for its services, including rendering the Fairness Opinion, and will also be entitled to receive a success fee upon completion of the Arrangement. In addition, SMART retains discretion to pay the Financial Advisor a bonus for services performed pursuant to its engagement. SMART has also agreed to reimburse the Financial Advisor for its reasonable out-of-pocket expenses and to indemnify the Financial Advisor for certain liabilities that may arise out of its engagement.

See the Fairness Opinion attached as Appendix “D” to this Information Circular.

RECOMMENDATION OF THE BOARD

The Board has unanimously: (i) determined that the Arrangement is in the best interests of SMART; (ii) determined that the Arrangement is fair to the SMART Shareholders; (iii) approved the Arrangement, the Arrangement Agreement and the transactions contemplated thereby; and (iv) resolved to recommend that SMART Shareholders vote in favour of the Arrangement Resolution.

The Board unanimously recommends

that you vote IN FAVOUR of the Arrangement Resolution.

THE ARRANGEMENT

The following is a summary only of the material terms of the Plan of Arrangement and the Arrangement. SMART Shareholders are urged to read the Arrangement Agreement, attached as Appendix “B” to this Information Circular, and the Plan of Arrangement, attached as Schedule “B” to the Arrangement Agreement, in each document’s entirety.

Effect of the Arrangement

COMMON SHARES

If the Arrangement is successfully completed, then, among other things, each Common Share issued and outstanding on the Effective Date held by the SMART Shareholders will be transferred to AcquisitionCo in exchange for the Cash Consideration.

SMART OPTIONS, SMART RSUS AND SMART DSUS

SMART Options

SMART has outstanding SMART Options to purchase up to 514,423 Common Shares at exercise prices ranging from $3.10 to well above the Cash Consideration per Common Share, including SMART Options that have not yet vested according to their terms. In connection with the Arrangement, the Board has approved the accelerated vesting of all outstanding “in-the-money” SMART Options, subject to receipt of all necessary Regulatory Approvals, effective immediately before the Effective Time, such that all SMART Options will be fully vested and exercisable.

SMART is using reasonable commercial efforts to enter into agreements with each SMART Optionholder, which provide that all of the “out-of-the-money” SMART Options held by such holder will be surrendered and cancelled for nominal consideration equal to $0.001 per SMART Option, and all of the “in-the-money” SMART Options held by such holder may either be: (i) exercised prior to the Effective Date in accordance with their terms; or (ii) surrendered for a cash payment equal to the “in-the-money” amount of all of the SMART Options held by a SMART Optionholder with such cash payment to equal the Cash Consideration multiplied by the number of Common Shares issuable pursuant to the exercise of such SMART Options less the aggregate exercise price of all such SMART Options.

In respect of SMART Options held by SMART Optionholders that have not entered into an agreement with SMART providing for the surrender and cancellation of such SMART Options, the Compensation Committee has approved a resolution providing that, pursuant to Section 4(c) of the SMART Equity Incentive Plan, all such outstanding SMART Options will become vested, effective as of the Effective Date, by action of the Compensation Committee and, subject to any Tax withholding and remitting obligation required of SMART under the Tax Act, will be redeemed for a cash payment equal to:

(a)	in the case of all such “out-of-the-money” SMART Options, $0.001 per Common Share that may be acquired by the exercise of such SMART Options; and

(b)

in the case of all such “in-the-money” SMART Options that are not exercised prior to the Effective Date in accordance with their terms, “in-the-money” amount of all of the SMART Options held by a SMART Optionholder with such cash payment to equal the SMART Offer Price multiplied by the number of Common Shares issuable pursuant to the exercise of such SMART Options less the aggregate exercise price of all such SMART Options;

thereafter, the above SMART Options will be cancelled and no longer outstanding in accordance with the terms of the Equity Incentive Plan and the applicable award agreements.

SMART RSUs

SMART has outstanding 150,108 SMART RSUs. The Board has approved the accelerated vesting of all outstanding SMART RSUs, subject to receipt of all necessary Regulatory Approvals, effective immediately before the Effective Time, such that all SMART RSUs will be fully vested.

SMART has entered into agreements with each holder of SMART RSUs, which provide that prior to the Effective Date, subject to any Tax withholding and remitting obligation required of SMART under the Tax Act, all such SMART RSUs shall be surrendered for a cash payment equal to the Cash Consideration per SMART RSU.

SMART DSUs

SMART has outstanding 21,997 SMART DSUs. SMART has entered into agreements with each holder of SMART DSUs which provide that, prior to the Effective Date, subject to any Tax withholding and remitting obligation required of SMART under the Tax Act, all such SMART DSUs shall be surrendered for a cash payment equal to the SMART Offer Price; provided that with respect to United States holders of SMART DSUs the foregoing shall be effected in compliance with Section 409(A) of the United States Internal Revenue Code of 1986, as amended, such that no additional Tax is imposed under such Section.

Summary of Arrangement Steps

If the Plan of Arrangement is approved by the SMART Shareholders and the Court and the other conditions to completion thereof are satisfied or waived, the following transactions will occur, among other things:

(a)

each SMART Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be deemed to be unconditionally vested and exercisable, and such SMART Option shall be deemed to be assigned and transferred by such holder to SMART in exchange for a cash payment from SMART to such holder equal to the amount (if any) by which the Cash Consideration exceeds the exercise price of such SMART Option, less applicable withholdings, and each such SMART Option for each Common Share subject to such SMART Option shall immediately be cancelled and, for greater certainty, where such amount is a negative, SMART shall pay the holder of such SMART Option $0.001 in respect of such SMART Option;

(b)

each SMART RSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall be deemed to be unconditionally vested, and such SMART RSU shall be deemed to be assigned and transferred by such holder to SMART in exchange for a cash payment from SMART equal to the Cash Consideration in respect of each SMART RSU, less applicable withholdings, and each such SMART RSU shall immediately be cancelled;

(c)

each SMART DSU outstanding immediately prior to the Effective Time shall be deemed to be assigned and transferred by such holder to SMART in exchange for a cash payment from SMART equal to the Cash Consideration in respect of each SMART DSU, less applicable withholdings, and each such SMART DSU shall immediately be cancelled;

(d)

each SMART PSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall immediately be cancelled and, for greater certainty, SMART shall pay the holder of such SMART PSU $0.001 in respect of such SMART PSU;

(e)

each of the Common Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised, shall be deemed to have been transferred without any further act or formality to AcquisitionCo (free and clear of all Liens) for cancellation and:

(i)

such Dissenting Shareholders shall cease to be the holders of such Common Shares and to have any rights as SMART Shareholders, other than the right to be paid fair value of their Common Shares in accordance with the Dissent Rights; and

(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Common Shares from the registers of Common Shares maintained by or on behalf of SMART; and

(iii)	AcquisitionCo shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of Common Shares maintained by or on behalf of SMART; and

(f)

each Common Share outstanding immediately prior to the Effective Time (other than Common Shares held by a Dissenting Shareholder who has validly exercised such holder’s Dissent Right), shall without any further action by or on behalf of any holder of Common Shares, be deemed to be assigned and transferred by the holder thereof to AcquisitionCo (free and clear of all Liens) in exchange for the Cash Consideration, and:

(i)

the holders of such Common Shares shall cease to be the holders thereof and to have any rights as holders of such Common Shares other than the right to be paid the Cash Consideration in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Common Shares maintained by or on behalf of SMART; and

(iii)	AcquisitionCo shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of the Common Shares maintained by or on behalf of SMART.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Securityholders’ Vote in the manner set forth in the Interim Order;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

(d)	the Final Order and Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar.

SMART Shareholder Approval

Subject to any further order of the Court, the Interim Order provides that the Arrangement Resolution must be approved by the affirmative vote thereon at the SMART Meeting by at least 66 2⁄3% of the votes cast by the SMART Shareholders, present in person or represented by proxy at the SMART Meeting.

It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved by the SMART Shareholders at the SMART Meeting.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the directors of SMART, at their discretion, without further notice to or approval of the SMART Shareholders: (i) to amend, modify, supplement or terminate the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and approved by the Court; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement, at any time prior to the issuance of the Certificate of Arrangement.

See Appendix “A” to this Information Circular for the full text of the Arrangement Resolution.

Court Approval

Interim Order

An arrangement of SMART under the ABCA requires Court approval. Prior to the mailing of this Information Circular, SMART obtained the Interim Order authorizing and directing SMART to call, hold and conduct the SMART Meeting in accordance with the Notice of Special Meeting, the ABCA and the Interim Order and, in connection therewith, to seek approval of the Arrangement Resolution from the SMART Shareholders in the manner set forth in the Interim Order. A copy of the Interim Order is attached as Appendix “C” to this Information Circular.

Final Order

Subject to the requisite approval of the Arrangement Resolution by the SMART Shareholders at the SMART Meeting, the hearing in respect of the Final Order is scheduled to take place on July 26, 2016 at 2:00 p.m. (Calgary time) at the Court of Queen’s Bench of Alberta, Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta, or as soon thereafter as is reasonably practicable. At the hearing for the Final Order, the Court will consider, among other things, the fairness of the Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. At the hearing, any SMART Shareholder or other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court a notice of intention to appear in accordance with the Alberta Rules of Court, serving such notice upon the solicitors of SMART on or before 12:00 p.m. (Calgary time) on July 18, 2016 and satisfying any other requirements as provided in the Interim Order.

Timing

If the SMART Meeting is held as scheduled and is not adjourned or postponed and the other necessary conditions at that point in time are satisfied or waived, SMART will apply for the Final Order approving the Arrangement. If the Final Order is obtained on July 26, 2016 in form and substance satisfactory to SMART, AcquisitionCo and the Purchaser, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, including the receipt of all required Regulatory Approvals, SMART expects the Effective Date to occur in the second quarter of SMART’s fiscal year 2017. However, it is not possible to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or the failure to obtain all Regulatory Approvals in the time frames anticipated. The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Stock Exchange Delisting and Ceasing to be a Reporting Issuer

In the event that the Arrangement is completed, the Common Shares will be delisted from the Exchanges and SMART will apply to cease to be a reporting issuer under the Securities Laws, including under the Exchange Act, as soon as practicable upon the completion of the Arrangement.

THE ARRANGEMENT AGREEMENT

Summary of the Arrangement Agreement

The Arrangement Agreement provides for the implementation of the Plan of Arrangement. The Arrangement Agreement contains customary covenants, representations and warranties of and from each of SMART, AcquisitionCo and the Purchaser and various conditions precedent, both mutual and with respect to each Party for an agreement of this type. Unless all such conditions are satisfied or waived by the Party for whose benefit such condition exists, the Arrangement will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis or at all.

The following is a summary only of the material terms of the Arrangement Agreement including the Plan of Arrangement. SMART Securityholders are urged to read the Arrangement Agreement including the Plan of Arrangement in its entirety. A copy of the Arrangement Agreement is attached as Appendix “B” to this Information Circular. A copy of the Plan of Arrangement is attached as Schedule “B” to Appendix “B” to this Information Circular.

The Arrangement Agreement provides that AcquisitionCo will acquire all of the outstanding Common Shares by way of a plan of arrangement under section 193 of the ABCA pursuant to which each Common Share held by a SMART Shareholder will be transferred to AcquisitionCo in exchange for the Cash Consideration.

Covenants of SMART

SMART has given, in favour of the Purchaser Parties, usual and customary covenants for an agreement of the nature of the Arrangement Agreement, including, but not limited to, covenants to: use its reasonable commercial efforts to obtain the approval of the Arrangement Resolution by the SMART Shareholders; submit the Arrangement Resolution to the SMART Shareholders at the SMART Meeting in accordance with the Arrangement Agreement; carry on business in the ordinary course of business consistent with past practice between the date of the Arrangement Agreement and the Effective Time; not undertake certain actions outside of the ordinary course of business without the Purchaser’s consent; use reasonable commercial efforts to obtain and maintain all Regulatory Approvals, waivers, consents, permits, exemptions, orders, agreements, amendments, confirmations, and approvals required to be obtained by SMART or a SMART Subsidiary in connection with the Arrangement; ensure that it has available funds to permit the payment of the Termination Fee, having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amounts if and when required; and indemnify the Purchaser Parties and each of their directors, officers, employees, representatives and agents from and against all liabilities, claims, demands, losses, costs, damages and expenses arising from any misrepresentation in this Information Circular or non-compliance by SMART with applicable Law.

Covenants of SMART Regarding Non-Solicitation

SMART has provided certain non-solicitation covenants in favour of the Purchaser Parties. SMART has agreed, except as otherwise provided in the Arrangement Agreement, that it shall not, directly or indirectly, through any officer, director, SMART Employee, consultant, investment banker, lawyer, accountant or other representative (including any financial or other advisor) or agent of SMART or any of the SMART Subsidiaries:

(a)

solicit, assist, initiate, or knowingly facilitate or encourage (including by way of furnishing information or permitting any visit to any properties or facilities or entering into any agreement, arrangement or understanding) any inquiries, proposals or offers that constitute or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)

enter into or otherwise engage or participate in any discussions or negotiations with any person regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c)

withdraw, amend, modify or qualify, or propose publicly or state an intention to withdraw, amend, modify or qualify, in a manner adverse to AcquisitionCo, the approval or recommendation of the Board or any committee thereof of the Arrangement Agreement or the Arrangement;

(d)

furnish or provide access to any information or data concerning SMART, the SMART Subsidiaries or their respective businesses, properties or assets to any person in connection with, or that would reasonably be expected to constitute or lead to, an Acquisition Proposal;

(e)

accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, or take no position or a neutral position with respect to a publicly announced or publicly proposed Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five business days following the formal announcement of such Acquisition Proposal will not be considered to be in violation of the Arrangement Agreement provided the Board has rejected such Acquisition Proposal and affirmed the Board’s recommendation of the Arrangement before the end of such five business day period); or

(f)

accept or enter into, or publicly propose to accept or enter into, any letter of intent, memorandum of understanding, agreement in principle or other agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted pursuant by the Arrangement Agreement).

The above-noted restrictions are subject to a “fiduciary out” provision which provides that at any time prior to, but not after, obtaining the approval of the SMART Shareholders of the Arrangement Resolution, SMART shall be permitted to enter into or participate in any discussions or negotiations with any third party in response to an Acquisition Proposal by such person and may provide copies of, or access to or disclosure of information, properties, facilities, books or records of SMART if and only if:

(a)

the Board first determines in good faith, after consultation with its outside legal counsel, that based on the information then available and after consultation with its financial advisor(s), such Acquisition Proposal constitutes, or would reasonably be expected to constitute or lead to, a Superior Proposal;

(b)

such person was not restricted from, or had not otherwise been released from, making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar agreement, restriction or covenant with SMART;

(c)	SMART has been, and would be after entering into or participating in any such discussions or negotiations, in compliance with all of its obligations under the Arrangement Agreement;

(d)

prior to providing any such copies, access or disclosure, SMART enters into a confidentiality and standstill agreement with such person with terms at least as restrictive in all material respects on such person as the Confidentiality Agreement and any such copies, access or disclosure provided to such person shall have already been (or simultaneously be) provided to the Purchaser Parties; and

(e)	SMART promptly provides the Purchaser Parties with:

(i)	prompt written notice stating SMART’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; and

(ii)	prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality agreement referred to in item (d) above.

SMART shall promptly notify the Purchaser Parties, at first orally and then within 24 hours in writing, of any proposal, inquiry, offer or request relating to, or constituting an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to SMART in connection with an Acquisition Proposal or for access to the properties, facilities, books or records of SMART or any of the SMART Subsidiaries by any person that informs SMART that it is considering making, or has made, an Acquisition Proposal and any amendment thereto. If in writing or electronic form, SMART shall provide a copy thereof to the Purchaser Parties, and if not in writing or electronic form, a description of the terms and conditions of any such Acquisition Proposal or proposal, inquiry, offer or request and shall provide the identity of the person making any such Acquisition Proposal or proposal, inquiry, offer or request and such other details as the Purchaser Parties may reasonably request. SMART shall keep the Purchaser Parties fully informed on a current basis of the status of, developments to and any change in the terms of any such Acquisition Proposal or proposal, inquiry, offer or request and answer the Purchaser Parties’ reasonable questions with respect thereto. SMART shall provide to the Purchaser Parties copies of all correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the terms of such correspondence sent to SMART by or on behalf of any person making any such Acquisition Proposal.

If SMART receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the SMART Shareholders, the Board may accept, approve or recommend such Acquisition Proposal and enter into a definitive agreement with respect to such Superior Proposal if and only if:

(a)

such person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar agreement, restriction or covenant (that had not otherwise been waived);

(b)	SMART has been, and continues to be, in compliance with all of its obligations under the non-solicitation provisions of the Arrangement Agreement;

(c)

SMART has provided the Purchaser Parties with written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive agreement with respect to such Superior Proposal, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisor(s), has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);

(d)

SMART has provided the Purchaser Parties with a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to SMART in connection therewith;

(e)

at least five business days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser Parties received the Superior Proposal Notice and the date on which the Purchaser Parties received all of the materials set forth in item (d)(iv) above;

(f)

during any Matching Period, AcquisitionCo has had the opportunity (but not the obligation), in accordance with the Arrangement Agreement and as described below, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)

after the expiry of the Matching Period, the Board (A) has determined in good faith, after consultation with its outside legal counsel and its financial advisor(s), that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by AcquisitionCo under item (e) below and (B) has determined in good faith, after consultation with its outside legal counsel, that recommending that SMART enter into a definitive agreement with respect to such Superior Proposal is necessary in order for the Board to comply with its fiduciary duties under applicable Law;

(h)	SMART concurrently terminates the Arrangement Agreement pursuant to item (d)(ii) under the heading “Termination of the Arrangement Agreement” below; and

(i)	SMART has previously, or concurrently shall have, paid to AcquisitionCo the Termination Fee.

During the Matching Period, or such longer period as SMART may approve in writing for such purpose: (i) the Board shall review any offer made by AcquisitionCo to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) SMART shall negotiate in good faith with AcquisitionCo to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable AcquisitionCo to proceed with the transactions contemplated hereby on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, SMART shall promptly so advise AcquisitionCo and SMART and AcquisitionCo shall amend the Arrangement Agreement to reflect such offer made by AcquisitionCo, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

The Board shall promptly reaffirm its recommendation of the Arrangement by news release after any Acquisition Proposal is publicly announced or made if: (i) the Board determines that the Acquisition Proposal is not a Superior Proposal; or (ii) the Board determines that an amendment to the terms of the Arrangement as contemplated under above has been agreed that results in the Acquisition Proposal not being a Superior Proposal. AcquisitionCo and its counsel and other advisors shall be given a reasonable opportunity to review and comment on the form and content of any such news release.

Each successive amendment or modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the non-solicitation provisions of Arrangement Agreement and AcquisitionCo shall be afforded a new Matching Period from the later of the date on which AcquisitionCo received the Superior Proposal Notice and the date on which AcquisitionCo received all of the materials set forth above with respect to the new Superior Proposal from SMART.

Nothing contained in the Arrangement Agreement shall: (i) limit in any way the obligation of SMART to convene and hold the SMART Meeting in accordance with the Arrangement Agreement unless the Arrangement Agreement is terminated in accordance with its terms; or (ii) prevent the Board from complying with section 2.17 of Multilateral Instrument 62-104 - Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of directors’ circulars and making appropriate disclosure to its securityholders.

SMART shall advise its officers, directors, employees, representatives and agents of the solicitation prohibitions set forth in the Arrangement Agreement and any violation of the restrictions set forth in the Arrangement Agreement by SMART or its officers, directors, employees, representatives and agents is deemed to be a breach of the Arrangement Agreement by SMART.

Covenants of the Purchaser Parties

Each of the Purchaser Parties has given, in favour of SMART, covenants to:

(a)	use its reasonable efforts to obtain all Regulatory Approvals;

(b)

ensure that, at each of the Circulation Date and the Effective Time, AcquisitionCo is a subsidiary of Hon Hai; provided that, without limiting the foregoing, on or prior to the Effective Date, AcquisitionCo may issue (i) shares to any subsidiary of Hon Hai and (ii) shares representing up to 33. 1⁄3% of the outstanding shares in AcquisitionCo to one or more third-party co-investor(s) designated by Hon Hai; provided, further, that no such transfer will release Purchaser from its obligations thereunder and provided that no such transfer shall occur if it would result in a new Regulatory Approval, the rescinding of a Regulatory Approval that has already been received or delay the receipt of a Regulatory Approval that remains pending;

(c)	and ensure that it has available funds at the Effective Time to pay the aggregate Cash Consideration; and

(d)

use their reasonable commercial efforts to cooperate with and assist SMART in connection with obtaining the consents of the lenders under each Credit Agreement to the “change of control” that will result under such Credit Agreement upon the consummation of the Acquisition or otherwise reaching a resolution with such lenders that is reasonably satisfactory to the Purchaser Parties.

Covenant of the Purchaser

The Purchaser has agreed to cause AcquisitionCo to perform all of its obligations under the Arrangement Agreement and has given, in favour of SMART, its guarantee, covenant and agreement to be jointly and severally liable with

AcquisitionCo for the due and punctual performance of the obligations of AcquisitionCo arising under the Arrangement Agreement and the Plan of Arrangement.

Mutual Covenants

Each of the Parties have given usual and customary mutual covenants for an agreement of the nature of the Arrangement Agreement, including to:

(a)

use its reasonable commercial efforts to satisfy all conditions precedent in the Arrangement Agreement, carry out the terms of the Interim Order and the Final Order to the extent applicable to it and comply promptly with all requirements imposed by Law on it with respect to the Arrangement Agreement and the Arrangement;

(b)

use its reasonable commercial efforts, upon reasonable consultation with the other Party, to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, all lawsuits or other legal, regulatory or other proceedings challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby; provided that, reasonable commercial efforts shall not require AcquisitionCo to proffer, negotiate, effect or agree to, the sale, divestiture, transfer or other disposition of any properties, assets, rights, interests, operations, businesses or its assets; or to accept any other conditions, restrictions, limitations or agreements affecting AcquisitionCo’s or its affiliates’ freedom of action with respect to, or its ability to retain, any properties, assets, rights, interests, operations, businesses, the Common Shares or the SMART Assets;

(c)

promptly notify the other Party in writing of (i) any notice or other communication from any person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with the Arrangement Agreement or the Arrangement (and the response thereto from such Party or its representatives), (ii) any communication from any Governmental Entity in connection with the transactions and Regulatory Approvals contemplated by the Arrangement Agreement (and the response thereto from such Party or its representatives) or (iii) any Legal Action threatened or commenced against or otherwise affecting such Party that is related to the transactions contemplated thereby; and

(d)

not take any action, refrain from taking any reasonable commercial action, or permit any action to be taken or reasonable commercial action to not be taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, materially impede or significantly delay the consummation of the Arrangement or the transactions contemplated hereby or which would diminish the value of SMART and the SMART Subsidiaries (taken as a whole) or the SMART Assets in any way, in each case, except as permitted by the Arrangement Agreement.

Conditions of Closing

MUTUAL CONDITIONS PRECEDENT

The obligations of the Parties to complete the transactions contemplated by the Arrangement Agreement are subject to the fulfillment, on or before the Effective Time or such other time specified, of each of the following conditions precedent:

(a)

the Interim Order shall have been obtained in form and on terms satisfactory to each of the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been duly approved at the SMART Meeting;

(c)

the Final Order shall have been obtained in form and on terms satisfactory to each of the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(d)	the Certificate of Arrangement shall have been issued by the Registrar and the Effective Date shall have occurred not later than the Outside Date;

(e)

no Governmental Entity having jurisdiction in the circumstances shall have enacted, issued, promulgated, applied for (or advised any of the Parties in writing that it has determined to make such application), enforced or entered any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of, or dissolves the Arrangement or the transactions contemplated by the Arrangement Agreement; and

(f)	the Arrangement Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions precedent are for the mutual benefit of the Parties and may only be waived, in whole or in part, by the mutual consent of the Parties in writing at any time in their sole discretion without prejudice to any other rights they may have. If any of the said conditions shall not be satisfied or waived in writing by both Parties on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of the Party wishing to terminate, then a Party may terminate the Arrangement Agreement by written notice to the other Party in addition to the other rights or remedies it may have at law or in equity against such other Party.

ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE PURCHASER PARTIES

The obligations of the Purchaser Parties to complete the transactions contemplated by the Arrangement Agreement shall also be subject to the fulfillment of each of the following conditions precedent, provided that if the condition set forth in item (e) below is satisfied on the date that all other conditions have been satisfied or waived then such condition shall be deemed to be satisfied at all times during the Deferred Closing Period up to and including the Effective Time:

(a)

all covenants of SMART under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by SMART in all material respects, and AcquisitionCo shall have received a certificate of SMART addressed to AcquisitionCo and dated the Effective Time, signed on behalf of SMART by two directors or executive officers of SMART (on SMART’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)

the representations and warranties of SMART set forth in the Arrangement Agreement shall be true and correct (i) when made and (ii) as of the Effective Time, as though made on and as of such time (except that to the extent that any such representation and warranty expressly speaks as of a specific date, such representation and warranty shall be true and correct as of that specific date), unless the failure to be true or correct, individually or in the aggregate, would not have a Material Adverse Effect (and, for this purpose, any reference to “material”, Material Adverse Effect or other concepts of materiality in such representations and warranties shall be ignored). AcquisitionCo shall have received a certificate of SMART addressed to AcquisitionCo and dated the Effective Time, signed on behalf of SMART by two directors or executive officers of SMART (on SMART’s behalf and without personal liability), confirming the same;

(c)

no Governmental Entity having jurisdiction in the circumstances shall have enacted, issued, promulgated, applied for (or advised any of the Parties in writing that it has determined to make such an application), enforced or entered any Law (whether temporary, preliminary or permanent), temporary restraining order, preliminary or permanent injunction or other order that restrains, enjoins or otherwise prohibits consummation of, or dissolves the Arrangement or the transactions contemplated hereby;

(d)

the Regulatory Approvals shall have been provided or obtained on terms and conditions acceptable to AcquisitionCo, acting reasonably, at or before the Effective Time, except where the failure to provide or obtain such would not, individually or in the aggregate, have a Material Adverse Effect or prevent, materially impede or significantly delay the completion of the transactions contemplated hereby;

(e)

between the date of the Arrangement Agreement and the Effective Time, there shall not have (i) been any Material Adverse Effect or (ii) occurred any changes, events, circumstances or developments that would reasonably be likely to have (individually or in the aggregate) a Material Adverse Effect; and

(f)

Dissent Rights shall not have been validly exercised and not withdrawn with respect to more than 5% of the issued and outstanding Common Shares (other than any Common Shares held by the AcquisitionCo or its respective affiliates).

The foregoing conditions precedent are for the exclusive benefit of the Purchaser Parties and may be waived, in whole or in part, by the Purchaser Parties in writing at any time in its sole discretion without prejudice to any other rights it may have. If any of the said conditions shall not be satisfied or waived in writing by the Purchaser Parties on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of the Purchaser Parties, then the Purchaser Parties may terminate the Arrangement Agreement by written notice to SMART in addition to the other rights or remedies it may have at law or in equity against SMART.

ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SMART

The obligations of SMART to complete the transactions contemplated hereby shall also be subject to the following conditions precedent:

(a)

all covenants of the Purchaser Parties under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by the Purchaser Parties in all material respects, and SMART shall have received a certificate of each of the Purchaser Parties, addressed to SMART and dated the Effective Time, signed on behalf of each of the Purchaser Parties by two directors or executive officers of each of the Purchaser Parties (on each Purchaser Party’s behalf and without personal liability), confirming the same as of the Effective Time;

(b)

the representations and warranties of the Purchaser Parties set forth in the Arrangement Agreement shall be true and correct (for representations and warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) when made and as of the Effective Time (except that to the extent that any such representation and warranty expressly speaks as of a specific date, such representation and warranty shall be true and correct as of that specific date), as though made on and as of such time, except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Purchaser Parties’ ability to consummate the transactions contemplated by the Arrangement Agreement. SMART shall have received a certificate of each of the Purchaser Parties, addressed to SMART and dated the Effective Time, signed on behalf of each of the Purchaser Parties by two directors or executive officers of each of the Purchaser Parties (on such Purchaser Party’s behalf and without personal liability), confirming the same as of the Effective Time;

(c)

no Governmental Entity having jurisdiction in the circumstances shall have enacted, issued, promulgated, applied for (or advised any of the Parties in writing that it has determined to make such application), enforced or entered any Law (whether temporary, preliminary or permanent), temporary restraining order, preliminary or permanent injunction or other order that restrains, enjoins or otherwise prohibits consummation of, or dissolves the Arrangement or the transactions contemplated by the Arrangement Agreement; and

(d)

AcquisitionCo shall have deposited or caused to be deposited in escrow with the Depositary not less than two business days prior to the Effective Date, the Cash Consideration payable to the SMART Securityholders and SMART shall have received written confirmation of the receipt of such funds by the Depositary.

The foregoing conditions precedent are for the exclusive benefit of SMART and may be waived, in whole or in part, by SMART in writing at any time in its sole discretion without prejudice to any other rights it may have. If any of the said conditions shall not be satisfied or waived in writing by SMART on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of SMART, then SMART may terminate the Arrangement Agreement by written notice to AcquisitionCo in addition to the other rights or remedies it may have at law or in equity against AcquisitionCo.

Expenses

Each Party shall pay all fees, costs and expenses incurred by such Party in connection with the Arrangement Agreement and the Arrangement, except in limited circumstances, including where the Arrangement is not completed because the Arrangement Resolution is not approved by the SMART Shareholders at the SMART Meeting, in which case SMART shall pay to AcquisitionCo the actual fees, costs and expenses incurred by the Purchase Parties in connection with the Arrangement Agreement on or prior to the termination of the Arrangement Agreement up to a maximum of $2,500,000.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated at any time prior to the Effective Time as follows:

(a)	by the mutual written agreement of AcquisitionCo and SMART;

(b)	by the Purchaser, AcquisitionCo or SMART if:

(i)

the Effective Time has not occurred on or prior to the Outside Date, except that the right to terminate the Arrangement Agreement under this clause shall not be available to any Party whose failure to fulfill any of its obligations in the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such date; or

(ii)	if the Arrangement Resolution is not approved by the SMART Shareholders at the SMART Meeting (or at any adjournment or postponement thereof) in accordance with the Interim Order.

(c)	by either of the Purchaser Parties at any time prior to the Effective Time:

(i)	if:

(A)	the Board shall have failed in this Information Circular to publicly recommend the Arrangement Agreement or the Arrangement in the manner contemplated by the Arrangement Agreement;

(B)

the Board or any committee thereof shall have withdrawn, withheld or qualified, amended or modified in a manner adverse to AcquisitionCo, its unanimous approval or recommendation of the Arrangement, or the Board or any committee thereof publicly announces its intention to do, or that it has done, any of the foregoing;

(C)	the Board or any committee of the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an

Acquisition Proposal or the Board fails to recommend unequivocally against acceptance of a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five business days (or beyond the third business day prior to the date of the SMART Meeting, if sooner, as long as the Board has had at least two business days to act) after AcquisitionCo requests in writing, that it do so;

(D)

the Board or any committee of the Board accepts or enters into (other than a confidentiality agreement permitted by and in accordance with the non-solicitation provisions of Arrangement Agreement) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal; or

(E)

the Board or any committee thereof fails to publicly reaffirm its recommendation of the Arrangement Agreement and the Arrangement within five business days after the announcement or commencement of any Acquisition Proposal or within three business days after having been requested to do so by AcquisitionCo;

(ii)

subject to the notice and cure provisions contained in the Arrangement Agreement, if the Purchaser Parties are not in breach of any of their obligations under the Arrangement Agreement and SMART breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach or breaches would, individually or in the aggregate, give rise to the failure of a condition set forth in the Arrangement Agreement;

(iii)	SMART breaches any of its covenants or agreements regarding non-solicitation in any material respect; or

(iv)

if all of the conditions to the completion of the Arrangement for the benefit of the Purchaser Parties have not been satisfied or waived on or prior to the date specified for such conditions to be satisfied or, in the absence of any such date, on or prior to the Outside Date, other than as a result of a breach of the Arrangement Agreement by either of the Purchaser Parties;

(d)	by SMART at any time prior to the Effective Time if:

(i)

subject to the notice and cure provisions contained in the Arrangement Agreement, if SMART is not in breach of any of its obligations under the Arrangement Agreement and AcquisitionCo breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breaches would, individually or in the aggregate, give rise to the failure of a condition set forth in the Arrangement Agreement;

(ii)

SMART enters into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of the Arrangement Agreement, provided that SMART is then in compliance with its covenants regarding non-solicitation in the context of the presentation of a Superior Proposal and provided that SMART has previously paid or concurrently pays to AcquisitionCo the Termination Fee; or

(iii)

if all of the conditions to the completion of the Arrangement for the benefit of SMART have not been satisfied or waived on or prior to the date specified for such conditions to be satisfied or, in the absence of any such date, on or prior to the Outside Date, other than as a result of a breach of the Arrangement Agreement by SMART.

Termination Fee

SMART shall pay, or cause to be paid, to AcquisitionCo (or to such affiliate of AcquisitionCo as it may direct in writing) by wire transfer of immediately available funds the Termination Fee if:

(a)

AcquisitionCo shall have terminated the Arrangement Agreement pursuant to item (c)(i) or (c)(iii) under “Termination of the Arrangement Agreement” above, in which case payment shall be made within two business days of such termination;

(b)

SMART shall have terminated the Arrangement Agreement pursuant to item (d)(ii) “Termination of the Arrangement Agreement” above, in which case payment shall be made in accordance with the Arrangement Agreement; or

(c)

after the date of the Arrangement Agreement, but prior to the termination of the Arrangement Agreement, (i) an Acquisition Proposal shall have been made or proposed to SMART or otherwise publicly announced, or a person shall have publicly announced an intention to do so; (ii) the vote on the Arrangement Resolution by the SMART Shareholders shall have been held prior to the Outside Date, while any Acquisition Proposal remains outstanding and the Arrangement Resolution shall not have been approved pursuant thereto; and (iii) within 12 months after the date of the termination of the Arrangement Agreement, SMART signs a definitive agreement for any Acquisition Proposal, in which case payment shall be made on the date on which such definitive agreement is signed.

Representations and Warranties

Under the Arrangement Agreement, each of AcquisitionCo, the Purchaser and SMART has made certain representations and warranties related to its organization, good standing and authorization to enter into the Arrangement Agreement, and certain representations and warranties related to the absence of any violation of, or conflict with, such Party’s organizational documents or applicable Law or any Permit currently in effect, among others. The representations and warranties are, in some cases, subject to specified exceptions and qualifications. In addition, SMART has made certain representations and warranties including in respect of its business, operations and assets.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of the management of SMART, none of SMART’s directors or executive officers or anyone who has held office as such since the beginning of SMART’s last completed financial year or any associates or affiliates of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the SMART Meeting except as disclosed in this section and elsewhere in this Information Circular.

Interests of Directors, Executive Officers and Insiders in the Arrangement

Certain directors, executive officers and other insiders of SMART have interests in the Arrangement that are different from, or in addition to, the interests of other SMART Shareholders. These interests include those described below.

CONTINUING INDEMNIFICATION AND INSURANCE

Under the Arrangement Agreement, AcquisitionCo has agreed that it will, or will cause SMART and the SMART Subsidiaries to, maintain in effect without any reduction in amount or scope for six years from the Effective Time, customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by SMART and the SMART Subsidiaries that are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events that occurred on or prior to the Effective Time. Prior to the Effective Time, SMART may, in the alternative, with the prior written consent of AcquisitionCo, not to be unreasonably withheld, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Time and in such event, none of AcquisitionCo or SMART shall have any further obligations under the indemnification and insurance provisions described above.

AcquisitionCo has also agreed under the Arrangement Agreement to directly honour all rights to indemnification or exculpation agreements, arrangements or rights now existing in favour of present and former officers and directors of SMART and the SMART Subsidiaries. All rights to indemnification or exculpation will survive the completion of the Arrangement and such rights will be binding, jointly and severally, on all successors of AcquisitionCo.

The indemnification and insurance provisions contained in the Arrangement Agreement are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs, executors, administrators and legal representatives and SMART has confirmed that it is acting as agent and trustee on their behalf.

RESIGNATIONS AND RELEASES

Under the Arrangement Agreement, SMART has agreed to use commercially reasonable efforts to obtain and deliver to AcquisitionCo at the Effective Time evidence reasonably satisfactory to AcquisitionCo of the resignations effective as of the Effective Time, of all of the directors and officers of SMART requested by AcquisitionCo. The resignations will be received in consideration for AcquisitionCo and SMART providing mutual releases to each such persons, which mutual releases shall contain exceptions for amounts or obligations owing to such directors and/or officers for accrued but unpaid salary, directors’ fees, bonuses, payments in respect of SMART Options, other payments due pursuant to the Arrangement as a SMART Securityholder, benefits and other compensation or pursuant to indemnity or directors’ and officers’ insurance arrangements, and for any change of control payments that may be owing to them pursuant to the terms of their employment with SMART.

MULTILATERAL INSTRUMENT 61-101

SMART is a reporting issuer (or its equivalent) in all provinces of Canada and accordingly is subject to the Securities Laws of such provinces that have adopted Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), being Ontario and Quebec.

MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” that terminate the interests of securityholders without their consent.

The Arrangement would be considered a “business combination” if any related party receives a “collateral benefit” (as defined in MI 61-101) in connection with the Arrangement. If the Arrangement constitutes a “business combination” for the purposes of MI 61-101, MI 61-101 would ordinarily require that the Arrangement Resolution be approved by a majority of the minority SMART Shareholders. In determining minority approval for a business combination, SMART would be required to exclude the votes attached to Common Shares that, to the knowledge of SMART and its directors and officers after reasonable inquiry, are beneficially owned or over which control or direction is exercised by all “interested parties” and their “related parties” and “joint actors” all as defined in MI 61-101.

Certain of the directors and executive officers of SMART hold Common Shares, SMART Options, SMART RSUs and/or SMART DSUs. The directors and executive officers of SMART that hold SMART Options, SMART RSUs and/or SMART DSUs have entered into agreements providing for the surrender and cancellation of such securities effective immediately prior to the Effective Time in exchange for the consideration described under “The Arrangement – Effect of the Arrangement – SMART Options, SMART RSUs and SMART DSUs”.

MI 61-101 expressly excludes benefits from being “collateral benefits” if such benefits are received solely in connection with the related party’s services as an employee, director or consultant under certain circumstances, including where the related party beneficially owns or exercises control or direction over less than 1% of the outstanding securities of each class of “equity securities” (as defined in MI 61-101) at the time the Arrangement was agreed to and: (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction; (ii) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction is any manner; and (iii) full particulars of the benefit are disclosed in the disclosure document for the transaction. Each of the directors and executive officers of SMART that hold SMART Options, SMART RSUs and/or SMART DSUs and their respective associated entities beneficially own, or exercise control or direction over, less than 1% of the outstanding Common Shares. Therefore, the Arrangement is not considered a “business combination” under MI 61-101 and the minority approval requirements of MI 61-101 do not apply to the Arrangement.

Lock-Up Agreements

All of the directors and executive officers of SMART and certain SMART Shareholders have entered into Lock-Up Agreements in connection with the Arrangement pursuant to which they have agreed to, among other things, vote all of their Common Shares in favour of the Arrangement Resolution. These directors, officers and SMART Shareholders collectively hold, in the aggregate, approximately 68% of the outstanding Common Shares.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to SMART, the following is a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a beneficial owner of a Common Share who disposes, or is deemed to have disposed, of Common Shares pursuant to the Arrangement and who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm’s length with and is not affiliated with SMART or AcquisitionCo; and (ii) holds all Common Shares as capital property (each, a “Holder”).

The Common Shares will generally be considered to be capital property to a Holder for purposes of the Tax Act unless such Common Shares are used or held in the course of carrying on a business or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (i) that is a financial institution, for the purposes of the mark-to-market rules; (ii) that is a partnership; (iii) an interest in which is a tax shelter investment; (iv) that has elected to determine its Canadian tax results in a foreign currency pursuant to the functional currency reporting rules; or (v) that has entered or will enter into, in respect of the Common Shares, a derivative forward agreement or a synthetic disposition arrangement, all within the meaning of the Tax Act. Any such Holders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of the Arrangement.

This summary does not address any tax considerations to holders of SMART DSUs, SMART Options, SMART RSUs, SMART PSUs, or any other equity incentive award and does not address all issues relevant to Holders who previously acquired Common Shares on the exercise of SMART Options or other employment benefit plan. Any such Holders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of the Arrangement.

This summary is based on the facts set out in this Information Circular, the assumptions set out herein, the current provisions of the Tax Act (including the regulations thereto) in force as at the date of this circular, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary takes into account all proposed amendments to the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed; however, no assurance can be given that such Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any other changes in law or administrative or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement. The income and other tax consequences of acquiring, holding or disposing of securities will vary depending on a Holder’s particular status and circumstances, including the country, province or territory in which the Holder resides or carries on business. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. No representations are made with respect to the income tax consequences to any particular Holder. Holders should consult their own tax advisors for advice with respect to the income tax consequences of the Arrangement in their particular circumstances, including the application and effect of the income and other tax laws of any applicable country, province, state or local tax authority.

Canadian Currency

For the purposes of the Tax Act, subject to certain exceptions (including where a taxpayer has made an election to compute its Canadian tax results (as defined in the Tax Act) in a currency other than Canadian currency), where an amount that is relevant in computing a taxpayer’s Canadian tax results is expressed in a currency other than Canadian dollars, the amount must be converted to Canadian dollars using the noon exchange rate quoted by the Bank of Canada for the day on which the amount arose.

HOLDERS RESIDENT IN CANADA

The following portion of the summary is generally applicable to a Holder who, at all relevant times and for purposes of the Tax Act and any applicable income tax treaty, is or is deemed to be a resident of Canada and is not exempt from tax under Part I of the Tax Act (a “Resident Holder”).

Disposition of Common Shares under the Arrangement

A Resident Holder who disposes of Common Shares pursuant to the Arrangement will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Common Shares, determined immediately before the disposition. The proceeds of disposition to the Resident Holder will be equal to the Cash Consideration. For a description of the tax treatment of capital gains and capital losses, see “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year will be included in the Resident Holder’s income for the year as a taxable capital gain, and, generally, one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in the same taxation year, in accordance with the rules contained in the Tax Act. Allowable capital losses in excess of taxable capital gains realized by a Resident Holder in a particular taxation year may, generally, be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such taxation year, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends received or deemed to be received by it on such share (or on a share for which the share has been substituted) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly, through a partnership or a trust. Resident Holders to whom these rules may apply should consult their own tax advisors.

A Resident Holder that, throughout the relevant taxation year, is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax on its aggregate investment income (as defined in the Tax Act), which includes taxable capital gains.

Capital gains realized by an individual (including certain trusts) may give rise to liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Dissenting Resident Holders

A Resident Holder who is a Dissenting Shareholder will, pursuant to the Arrangement, be deemed to have transferred such Common Shares to AcquisitionCo and will be entitled to be paid the fair value of such Common Shares. Such a Resident Holder will be considered to have disposed of its Common Shares for proceeds of disposition equal to the amount received by it in respect of its Dissent Rights (other than that portion that is in respect of interest, if any, awarded by the Court). As a result, such a Dissenting Shareholder will realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Dissenting Shareholder of its Common Shares.

Interest, if any, awarded by the Court to a Resident Holder who exercises Dissent Rights will be included in the Resident Holder’s income for the purposes of the Tax Act. A Resident Holder who exercises Dissent Rights and that is, throughout the relevant taxation year, a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay a refundable tax in respect of such interest.

Additional income tax considerations may be relevant to dissenting Resident Holders who fail to perfect or withdraw their claims pursuant to the rights of dissent. Dissenting Resident Holders should consult their own tax advisors.

HOLDERS NOT RESIDENT IN CANADA

The following portion of the summary is generally applicable to a Holder who, at all relevant times and for purposes of the Tax Act, is not, and is not deemed to be, a resident of Canada and does not use or hold, and is not deemed to use or hold, Common Shares in a business carried on in Canada (referred to in this portion of the summary as a “Non-Resident Holder”). This portion of the summary is not generally applicable to a Non-Resident Holder that is an insurer carrying on an insurance business in Canada and elsewhere.

The following portion of the summary assumes that the Common Shares will not constitute “taxable Canadian property” to any particular Non-Resident Holder at any time. Generally, Common Shares will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that the applicable shares are listed at that time on a designated stock exchange (which includes the Toronto Stock Exchange and the NASDAQ), unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder does not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the shares of SMART, and (ii) more than 50% of the fair market value of Common Shares was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) Canadian resource properties (as defined in the Tax Act), (iii) timber resource properties (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, any of the foregoing property whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares could be deemed to be taxable Canadian property to a Non-Resident Holder. Non-Resident Holders should consult their own advisors for advice as to whether their Common Shares constitute taxable Canadian property, having regard to their particular circumstances.

Disposition of Common Shares under the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Common Shares, unless such shares are taxable Canadian property to the Non-Resident Holder and are not treaty-protected property of the Non-Resident Holder, each within the meaning of the Tax Act.

Non-Resident Holders whose Common Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including whether their Common Shares constitute treaty-protected property.

Dissenting Non-Resident Holders

A Non-Resident Holder of Common Shares that validly exercises Dissent Rights (a “Non-Resident Dissenter”) and consequently is paid the fair value for the Non-Resident Dissenter’s Common Shares will be considered to have disposed of its Common Shares at the Effective Time for proceeds of disposition equal to the amount received by the Non-Resident Dissenter (other than in respect of interest awarded by a Court). Any capital gain realized by such Non-Resident Dissenter will not be subject to tax in Canada unless the Common Shares constitute taxable Canadian property to such holder and do not constitute treaty-protected property, both within the meaning of the Tax Act. Non-Resident Dissenters should consult their own tax advisors.

An amount paid in respect of interest awarded by the Court to a Non-Resident Dissenter will not be subject to Canadian withholding tax except to the extent such interest is participating debt interest, as defined in the Tax Act.

OTHER TAX CONSIDERATIONS

This Information Circular does not address any tax considerations of the Arrangement other than Canadian federal income tax considerations to certain SMART Shareholders. SMART Shareholders who are resident in jurisdictions other than Canada should consult their tax advisors with respect to the relevant tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions. All SMART Shareholders should also consult their own tax advisors regarding relevant provincial, territorial or state tax considerations of the Arrangement.

RIGHTS OF DISSENTING SMART SHAREHOLDERS

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such holder’s Common Shares and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix “C”, and the text of section 191 of the ABCA, which is attached to this Information Circular as Appendix “E”. A Dissenting Shareholder who intends to exercise the right to dissent should carefully consider and comply with the provisions of section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement. Failure to comply with the provisions of that section, as modified by the Interim Order and the Plan of Arrangement, and to adhere to the procedures established therein may result in the loss of all rights thereunder. Accordingly, each Dissenting Shareholder should consult its own legal advisor.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order, a registered SMART Shareholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid by AcquisitionCo the fair value of the Common Shares held by the holder in respect of which the holder dissents, determined as of the close of business on the last business day before the day on which the resolution from which such holder dissents was adopted. Only registered SMART Shareholders may exercise Dissent Rights. Persons who are beneficial SMART Shareholders who hold Common Shares registered in the name of an Intermediary who wish to exercise Dissent Rights should be aware that they may only do so through the registered owner of such Common Shares. Accordingly, a beneficial SMART Shareholder desiring to exercise Dissent Rights must make arrangements for the Common Shares beneficially owned by such beneficial SMART Shareholder to be registered in the name of such beneficial SMART Shareholder prior to the time the written objection to the Arrangement Resolution is required to be received by SMART or, alternatively, make arrangements for the registered holder of such Common Shares to exercise Dissent Rights on behalf of the beneficial SMART Shareholder.

A Dissenting Shareholder must send to SMART a written objection to the Arrangement Resolution, which written objection must be received by SMART, c/o Bennett Jones LLP, 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7, Attention: Michael Mysak, by 9:00 a.m. (Calgary time) on July 21, 2016 (or the business day which is one business day preceding the date of the SMART Meeting if the SMART Meeting is not held on July 22, 2016). No SMART Shareholder who has voted in favour of the Arrangement

Resolution shall be entitled to exercise Dissent Rights with respect to the Arrangement. A registered holder of Common Shares may not exercise Dissent Rights in respect of only a portion of such holder’s Common Shares, but may exercise Dissent Rights only with respect to all of the Common Shares held by the holder.

An application may be made to the Court by SMART or by a Dissenting Shareholder after adoption of the Arrangement Resolution to fix the fair value of the Dissenting Shareholder’s Common Shares. If such an application to the Court is made by either SMART or a Dissenting Shareholder, SMART must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay such person an amount considered by SMART to be the fair value of the Common Shares held by such Dissenting Shareholders. The offer, unless the Court otherwise orders, must be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if SMART is the applicant, or within 10 days after SMART is served with a copy of the notice of the originating notice, if a Dissenting Shareholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder and will contain or be accompanied by a statement showing how the fair value was determined.

A Dissenting Shareholder may make an agreement with SMART for the purchase of such Dissenting Shareholder’s Common Shares in the amount of SMART’s offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Common Shares.

A Dissenting Shareholder will not be required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Common Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against SMART and in favour of each of those Dissenting Shareholders, and fixing the time within which SMART must pay the amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a SMART Shareholder until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between SMART and the Dissenting Shareholder as to the payment to be made by SMART to the Dissenting Shareholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a SMART Shareholder other than the right to be paid the fair value of such Dissenting Shareholder’s Common Shares in the amount agreed to between SMART and the Dissenting Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Shareholder may withdraw its dissent, or if the Arrangement has not yet become effective, SMART may rescind the Arrangement Resolution, and, in either event, the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.

SMART shall not make a payment to a Dissenting Shareholder under section 191 of the ABCA if there are reasonable grounds for believing that SMART is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the SMART Assets would thereby be less than the aggregate of its liabilities. In such event, SMART shall notify each Dissenting Shareholder that it is lawfully unable to pay Dissenting Shareholders for their Common Shares in which case the Dissenting Shareholder may, by written notice to SMART within 30 days after receipt of such notice, withdraw such holder’s written objection, in which case such Dissenting Shareholder shall be deemed to have participated in the Arrangement as a SMART Shareholder. If the Dissenting Shareholder does not withdraw such holder’s written objection, such Dissenting Shareholder retains its status as a claimant against SMART to be paid as soon as SMART is lawfully entitled to do so or, in liquidation, to be ranked subordinate to creditors but prior to its shareholders.

All Common Shares held by SMART Shareholders who exercise Dissent Rights will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to AcquisitionCo at the Effective Time and cancelled in exchange for the fair value as of the close of business on the last business day before the Arrangement Resolution is approved by the SMART Shareholders. If such Dissenting Shareholders ultimately are not entitled to be paid the fair value thereof, such Dissenting Shareholders will be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares and such Common Shares will be deemed to be acquired by AcquisitionCo in exchange for the Cash Consideration.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of their Common Shares. Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Dissenting Shareholder who is considering exercising Dissent Rights should carefully consider and comply with the provisions of section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, the full text of which are set out in Appendices “E”, “C” and Schedule “B” to Appendix “B”, respectively, to this Information Circular, and consult their own legal advisor.

The Arrangement Agreement provides that, unless otherwise waived by AcquisitionCo, it is a condition to the completion of the Arrangement, that Dissent Rights shall not have been properly exercised in respect of more than 5% of the outstanding Common Shares at the Effective Time.

RISK FACTORS

Risks Related to the Arrangement

POTENTIAL TO TERMINATE ARRANGEMENT AGREEMENT.

Each of SMART, AcquisitionCo and the Purchaser has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can SMART provide any assurance, that the Arrangement Agreement will not be terminated by SMART, AcquisitionCo or the Purchaser before the completion of the Arrangement. In addition, the completion of the Arrangement is subject to a number of conditions, certain of which are outside the control of SMART or the Purchaser Parties, including receipt of the required approvals of the SMART Shareholders and the Court. There is no certainty, nor can SMART provide any assurance, that these conditions will be satisfied or waived. If, for any reason, the Arrangement is not completed or delayed, the market price of the Common Shares may be adversely affected. Further, if the Arrangement Agreement is terminated, SMART will still have incurred costs for pursuing the Arrangement, including costs related to the diversion of management’s attention away from the conduct of SMART’s business.

FAILURE TO COMPLETE THE ARRANGEMENT COULD NEGATIVELY IMPACT THE PRICE OF COMMON SHARES, FUTURE BUSINESS AND OPERATIONS.

There are a number of material risks to which SMART is subject to relating to the Arrangement not being completed, including the following:

(a)	the price of the Common Shares may decline to the extent that the current market price reflects a market assumption that the Arrangement will be completed;

(b)	fees and expenses payable to AcquisitionCo under certain circumstances;

(c)	certain costs related to the Arrangement, such as legal, accounting and the fees and expenses of the Financial Advisor, may be payable by SMART even if the Arrangement is not completed; and

(d)	SMART will continue to be subject to various risks related to its ongoing business (see “Risks Relating to SMART” below).

CERTAIN SMART DIRECTORS AND EXECUTIVE OFFICERS HAVE INTERESTS IN THE ARRANGEMENT THAT ARE DIFFERENT FROM THOSE OF THE SMART SHAREHOLDERS.

In considering the recommendation of the Board to vote in favour of the Arrangement Resolution, SMART Shareholders should be aware that certain directors and executive officers of SMART have interests in the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. See “Interest of Certain Persons or Companies in Matters to be Acted Upon” in this Information Circular.

Risks Relating to SMART

If the Arrangement is not completed, SMART will continue to face, and SMART Shareholders will be exposed to, the risks associated with continuing as a public corporation and the risks that it currently faces with respect to its ongoing business, as described in the Annual Report. For additional risk factors relating to SMART, please see the Annual Report.

PROCEDURES FOR THE SURRENDER OF COMMON SHARE CERTIFICATES AND

RECEIPT OF CONSIDERATION

Registered SMART Shareholders are required to validly complete and duly sign a Letter of Transmittal, together with accompanying SMART Common Share certificate(s) and such other documents as may be required thereby and submit such documents to the Depositary, to receive the consideration (including the Cash Consideration) under the Arrangement. The procedures for SMART Shareholders are discussed below.

The details of the procedures for the deposit of SMART Common Share certificates and the delivery by the Depositary of the consideration payable pursuant to the Arrangement are set out in the Letter of Transmittal (printed on BLUE paper) accompanying this Information Circular. SMART Shareholders who have not received a Letter of Transmittal should contact Computershare Investor Services Inc., the Depositary, at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by telephone at 1-800-564-6253 (toll-free in Canada and US). The Letter of Transmittal will also be filed under SMART’s profile at www.sedar.com.

Failure to return the Letter of Transmittal and the certificates representing your Common Shares may result in a delay in you receiving the Cash Consideration payable under the Arrangement.

Registered SMART Shareholders must validly complete, duly sign and return the enclosed Letter of Transmittal, together with the certificate(s) representing their Common Shares and such other documents as may be required thereby, to the Depositary at one of the offices specified in the Letter of Transmittal.

If a SMART Shareholder deposits Common Shares with the Depositary prior to the SMART Meeting and if the Arrangement is approved at the SMART Meeting (including any adjournment thereof) the deposit of the Common Shares is irrevocable unless the Arrangement is not subsequently completed.

SMART Shareholders who do not forward to the Depositary a validly completed and duly signed Letter of Transmittal, together with their Common Share certificates, as applicable, and such other documents as may be required thereby, will not receive the Cash Consideration to which they are otherwise entitled under the Plan of Arrangement until such a deposit is made. Whether or not SMART Shareholders forward their Common Share certificate(s), upon the completion of the Plan of Arrangement on the Effective Date, SMART Shareholders will cease to be securityholders of SMART as of the Effective Date and will only be entitled to receive the Cash Consideration to which they are entitled under the Plan of Arrangement or, in the case of registered SMART Shareholders who properly exercise Dissent Rights, the right to receive fair value for their Common Shares in accordance with the dissent procedures set out above.

No commission will be charged to SMART Shareholders who deliver their certificate(s) evidencing Common Shares according to the instructions set out in the Letter of Transmittal.

The method of delivery of certificates representing Common Shares and all other required documents is at the option and risk of the person depositing his or her Common Shares. Any use of the mail to forward certificates representing Common Shares and the related Letter of Transmittal is at the election and sole risk of the person depositing Common Shares and documents so mailed shall be deemed to have been received by SMART only upon actual receipt by the Depositary. If such certificates and other documents are to be mailed, SMART recommends that insured mail be used with return receipt or acknowledgement of receipt requested.

The consideration payable to a former holder of Common Shares who has complied with the procedures set out above will, as soon as practicable after the Effective Date and after the receipt of all required documents: (i) be forwarded to the former holder of Common Shares at the address specified in the Letter of Transmittal by first-class mail; or (ii) be made available at the offices of the Depositary at the addresses set out in the Letter of Transmittal for pickup by the holder as requested by the holder in the Letter of Transmittal. Under no circumstances will interest accrue or be paid by SMART, AcquisitionCo, the Purchaser or the Depositary on the Cash Consideration payable under the Arrangement for the Common Shares to persons depositing Common Shares with the Depositary, regardless of any delay in delivering the Cash Consideration payable for the Common Shares.

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred to AcquisitionCo pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, AcquisitionCo or the Depositary, as applicable, will pay and deliver in exchange for such lost, stolen or destroyed certificate, the Cash Consideration payable to which the holder is entitled pursuant to the Plan of Arrangement. When authorizing such issuance and delivery in exchange for any lost, stolen or destroyed certificate, the person to whom such consideration is to be paid and delivered shall, as a condition precedent to the delivery of such Cash Consideration, give a bond satisfactory to AcquisitionCo and the Depositary (acting reasonably) in such sum as AcquisitionCo and the Depositary may direct, or otherwise indemnify AcquisitionCo and the Depositary in a manner satisfactory to AcquisitionCo and the Depositary, acting reasonably, against any claim that may be made against AcquisitionCo and the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Only registered SMART Shareholders may submit a Letter of Transmittal. If your Common Shares are registered in the name of an Intermediary, then you are not required to take any action and the Cash Consideration to which you are entitled if the Arrangement is completed will be delivered to the Intermediary through the procedures in place for such purposes between CDS & Co., Cede & Co. or similar entities and such Intermediaries. If you hold your Common Shares through an Intermediary, you should contact your Intermediary if you have questions regarding this process and to arrange for the Intermediary to complete the necessary steps to ensure that you receive the Cash Consideration in respect of your Common Shares if the Arrangement is completed.

The Plan of Arrangement provides that, subject to any applicable Laws relating to unclaimed personal property, from and after the Effective Time, each certificate that immediately prior to the Effective Time represented the Common Shares shall be deemed to represent only the right to receive the consideration in respect of such Common Shares required under the Plan of Arrangement, less any amounts withheld pursuant to the Plan of Arrangement. Any such certificate formerly representing the Common Shares not duly surrendered on or before the day that is three years less one day from the Effective Date shall cease to represent a claim by or interest of any kind or nature against or in any of SMART or AcquisitionCo. On such date, any and all consideration to which such former holder was entitled shall be deemed to have been surrendered to SMART or AcquisitionCo, as applicable.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as that term is defined in NI 51-102) of SMART, or any associate or affiliate of any informed person, has had any material interest, direct or indirect, in any transaction, or proposed transaction, which has materially affected or would materially affect SMART or any of the SMART Subsidiaries since the commencement of the most recently completed financial year of SMART, except as disclosed under “Interest of Certain Persons or Companies in Matters to be Acted Upon” and elsewhere in this Information Circular.

AUDITORS

The auditors of the Corporation are KPMG LLP, Chartered Professional Accountants, Calgary, Alberta. KPMG LLP has been the Corporation’s auditors since 1993 and has been the auditors of the Corporation since it became a public company in July 2010.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the SMART Meeting other than the matters referred to in the Notice. If any other matter properly comes before the SMART Meeting, the proxy will be voted on those matters in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional financial information regarding the Corporation’s business is contained in the audited consolidated financial statements and management’s discussion and analysis for the fiscal year ended March 31, 2016. These statements and all the continuous disclosure documents submitted to the various regulatory bodies, including the Exchanges, in compliance with applicable Securities Laws can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional information may also be obtained by contacting the Corporation at its offices located at 3636 Research Road N.W., Calgary, Alberta, T2L 1Y1, Attention: Investor Relations.

APPENDIX “A”

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta) (the “ABCA”) involving SMART Technologies Inc. (“SMART”), and 689522 N.B. Ltd. (“AcquisitionCo”), as more particularly described and set forth in the Management Information Circular of SMART dated June 17, 2016 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.

The plan of arrangement, as it may be or have been amended, involving SMART (the “Plan of Arrangement”), the full text of which is set out in Schedule “B” to the arrangement agreement dated as of May 26, 2016 (the “Arrangement Agreement”), is hereby authorized, approved and adopted.

3.

The Arrangement Agreement (including the Plan of Arrangement), the actions of the directors of SMART in approving the Arrangement and the actions of the directors and officers of SMART in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified, approved and adopted.

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the SMART Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta (the “Court”), the directors of SMART are hereby authorized and empowered, at their discretion, without further notice to or approval of the SMART Shareholders (i) to amend, modify, supplement or terminate the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and approved by the Court, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement, at any time prior to the issuance of the certificate giving effect to the Arrangement.

5.

Any officer or director of SMART is hereby authorized and directed for and on behalf of SMART to make an application to the Court for an order approving the Arrangement and to deliver to the Registrar the Articles of Arrangement, a certified copy of the Final Order (all as defined in the Arrangement Agreement) and to execute and, if appropriate, deliver such other documents as are necessary or desirable to the Registrar pursuant to the ABCA in accordance with the Arrangement Agreement.

6.

Any officer or director of SMART is hereby authorized and directed for and on behalf of SMART to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX “B” ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

689522 N.B. Ltd.

– and –

SMART Technologies Inc.

– and –

Foxconn Singapore (Pte).

Dated as of May 26, 2016

ARTICLE I INTERPRETATION		1

1.1	Definitions	1
1.2	Interpretation Not Affected by Headings	13
1.3	Interpretation	14
1.4	Date for Any Action	14
1.5	Statutory References	14
1.6	Currency	14
1.7	Accounting Principles	14
1.8	Knowledge	14
1.9	Subsidiaries	14
1.10	Interpretation Not Affected by Party Drafting	14
1.11	Schedules	14

ARTICLE II THE ARRANGEMENT		15

2.1	Arrangement	15
2.2	Implementation Steps by SMART	15
2.3	Interim Order	16
2.4	Filing Articles of Arrangement and Issuance of Certificate of Arrangement	16
2.5	Closing	17
2.6	Circular	17
2.7	Preparation of the SMART Circular	17
2.8	Court Proceedings	18
2.9	Public Communications	18
2.10	Fairness Opinion	19
2.11	Lock-Up Agreements	19
2.12	Adjustment to Consideration	19
2.13	Withholding Taxes	19
2.14	Lists of SMART Securityholders	20
2.15	Treatment of SMART Options, SMART RSUs, SMART PSUs and SMART DSUs	20
2.16	Application of Funds by Depositary	21

ARTICLE III REPRESENTATIONS AND WARRANTIES OF SMART		22

3.1	Representations and Warranties	22
3.2	Survival of Representations and Warranties	37

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES		37

4.1	Representations and Warranties of the Purchaser Parties	37
4.2	Survival of Representations and Warranties	38

ARTICLE V COVENANTS OF THE PARTIES		38

5.1	Covenants of SMART Regarding the Conduct of Business	38
5.2	Pre-Acquisition Reorganizations	44
5.3	Covenants of SMART Regarding the Arrangement	44
5.4	Covenants of the Purchaser Parties Regarding the Arrangement	47
5.5	Covenant of the Purchaser	47
5.6	Mutual Covenants	47
5.7	Regulatory Approvals	48
5.8	Intellectual Property	49
5.9	Real Property	49

- i -

ARTICLE VI CONDITIONS		49

6.1	Mutual Conditions Precedent	49
6.2	Additional Conditions Precedent to the Obligations of the Purchaser Parties	50
6.3	Additional Conditions Precedent to the Obligations of SMART	51

ARTICLE VII ADDITIONAL AGREEMENTS		52

7.1	Notice and Cure Provisions	52
7.2	Non-Solicitation	52
7.3	Termination Fee	56
7.4	Liquidated Damages	57
7.5	Fees and Expenses	57
7.6	Access to Information; Confidentiality	57
7.7	Privacy Matters	57
7.8	Insurance and Indemnification	58
7.9	De-Listing of Common Shares	59
7.10	Resignations	59

ARTICLE VIII TERM, TERMINATION, AMENDMENT AND WAIVER		59

8.1	Term	59
8.2	Termination	60
8.3	Amendment	61
8.4	Waiver	62

ARTICLE IX GENERAL PROVISIONS		62

9.1	Notices	62
9.2	Governing Law; Waiver of Jury Trial	63
9.3	Equitable Remedies	63
9.4	Assignment, Binding Effect and Entire Agreement	64
9.5	Further Assurances	64
9.6	Severability	65
9.7	No Third Party Beneficiaries	65
9.8	Counterparts, Execution	65

SCHEDULE “A” – Special Resolution of the Voting Securityholders	A-1

SCHEDULE “B” – Plan of Arrangement	B-1

SCHEDULE “C” – Form of Lock-up Agreement	C-1

SCHEDULE “D” – Intellectual Property	D-1

- ii -

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of May 26, 2016,

BETWEEN:

689522 N.B. Ltd., a corporation incorporated under the laws of the Province of New Brunswick (“AcquisitionCo”)

– and –

SMART Technologies Inc., a corporation existing under the laws of the Province of Alberta (“SMART”)

– and –

Foxconn Singapore (Pte)., a company organized and existing under the laws of Taiwan (the “Purchaser”)

WHEREAS AcquisitionCo proposes to acquire all of the issued and outstanding securities of SMART (the “Acquisition”);

AND WHEREAS the Parties (as defined herein) intend to carry out the Acquisition by way of a plan of arrangement under section 193 of the ABCA (as defined herein) substantially on the terms and conditions set forth in the Plan of Arrangement (annexed hereto as Schedule “B”);

AND WHEREAS the board of directors of SMART has unanimously: (i) determined that the Arrangement (as defined herein) is in the best interests of SMART; (ii) determined that the Arrangement is fair to the SMART Shareholders (as defined herein); (iii) approved the Arrangement, this Agreement (as defined herein) and the transactions contemplated hereby; and (iv) resolved to recommend that the Voting Securityholders (as defined herein) vote in favour of the Arrangement;

AND WHEREAS concurrently with the execution of this Agreement, and as a condition of, and inducement to, the willingness of the Purchaser Parties to enter into this Agreement, all of SMART’s directors, certain officers of SMART and certain SMART Securityholders (as defined herein) have entered into Lock-Up Agreements (as defined herein) with the Purchaser Parties;

AND WHEREAS concurrently with the execution of this Agreement, Foxconn (Far East) Ltd., an affiliate of the Purchaser, has issued a guarantee in favour of SMART guaranteeing the financial obligations of the Purchaser under this Agreement;

AND WHEREAS the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to the Acquisition;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

ARTICLE II

INTERPRETATION

2.1	Definitions

In this Agreement:

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9;

“Acquisition” has the meaning ascribed thereto in the recitals;

“Acquisition Proposal” means any direct or indirect proposal, inquiry or offer (written or oral) from any third party or group relating to:

(a)

any merger, consolidation, amalgamation, take-over bid, tender offer, exchange offer, arrangement, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution, share exchange, spin-off or sale of assets (including any lease, license, long-term supply agreement or other arrangement having the same economic effect as a sale of assets) involving or relating to SMART and/or the SMART Subsidiaries;

(b)	any purchase or sale of shares or other securities of SMART and/or the SMART Subsidiaries and/or any right or interests therein;

(c)	any voting agreement, trust, partnership, proxy or other arrangement with respect to SMART and/or the SMART Subsidiaries; or

(d)	any transactions or arrangements similar to, or having the same effect or consequences, or any proposal or offer to do, or public announcement of an intention to do, any of the foregoing;

which, in each case, in one or a series of related transactions, represents:

(e)	20% or more of the voting or equity securities of SMART (in terms of number of securities or voting power); or

(f)	20% or more of the consolidated assets, consolidated revenue or consolidated income of SMART and/or the SMART Subsidiaries (taken as a whole),

excluding the Arrangement and the transactions contemplated hereby;

“AcquisitionCo” has the meaning ascribed thereto in the recitals;

“affiliate” has the meaning ascribed thereto in the Securities Act;

“Agreement”, “this Agreement”, “herein”, “hereto” and “hereof” and similar expressions refer to this arrangement agreement as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof and, where applicable, to the Schedules hereto;

“Arrangement” means the arrangement under the provisions of section 193 of the ABCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of SMART and the Purchaser, each acting reasonably;

“Arrangement Resolution” means the special resolution to approve the Arrangement to be presented to the Voting Securityholders at the SMART Meeting, substantially in the form set forth in Schedule “A” hereto;

“Articles of Arrangement” means the articles of arrangement of SMART in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement, and which shall otherwise be in a form and content satisfactory to SMART and the Purchaser, each acting reasonably;

“associates” has the meaning ascribed thereto in the Securities Act;

“Authorization” means with respect to any person, any order, permit, approval, consent, waiver, license or similar authorization of any Governmental Entity having jurisdiction over the person;

“Board” means the board of directors of SMART, as constituted from time to time;

“Business” means the business now carried on, collectively, by SMART and the SMART Subsidiaries, being a provider of technology that relates to: software, interactive displays, electronic white-boards, other hardware and services, such technology for facilitating collaboration and teaching in both of the education and business environments;

“business day” means any day, other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta or Republic of China (Taiwan);

“Cash Consideration” means the cash amount to be paid for each Common Share pursuant to the terms of the Arrangement, being $4.50 per Common Share;

“Certificate of Arrangement” means the certificate or proof of filing to be issued by the Registrar pursuant to subsection 193(11) or subsection 193(12) of the ABCA in respect of the Articles of Arrangement giving effect to the Arrangement;

“Circulation Date” has the meaning ascribed thereto in Section 2.6;

“Closing Date” has the meaning ascribed thereto in Section 3.4 [Filing Articles of Arrangement and Issuing Certificate of  Arrangement];

“Common Shares” means the common shares in the capital of SMART, and includes for greater certainty, any Common Shares issued upon the valid exercise of outstanding SMART Options;

“Company SEC Document” has the meaning ascribed thereto in Section 3.1(j);

“Condition Satisfaction Date” has the meaning ascribed thereto in Section 3.4 [Filing Articles of Arrangement and Issuing Certificate of Arrangement];

“Confidentiality Agreement” means the confidentiality agreement between SMART and the Purchaser dated February 8, 2016;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation (written or oral) to which SMART or any of the SMART Subsidiaries is a party or by which SMART or any of the SMART Subsidiaries is bound or affected or to which any of the SMART Assets is subject, other than, in each case, the SMART Plans;

“Court” means the Court of Queen’s Bench of Alberta;

“Credit Agreements” means, collectively, (a) the Term Loan Credit Agreement, dated July 31, 2013, among SMART Technologies ULC, as borrower, SMART, as parent guarantor, Morgan Stanley Senior Funding, Inc., as administrative agent, and the other parties thereto, in the principal amount of $125,000,000 and (b) ABL Credit Agreement, dated July 31, 2013, among SMART Technologies ULC, as borrower, SMART, as parent guarantor, Morgan Stanley Senior Funding, Inc., as administrative agent, and the other parties thereto, for the provision of a revolving credit loan in the principal amount of $50,000,000; and “Credit Agreement” means any one of the aforementioned agreements, individually;

“Deferred Closing Period” has the meaning ascribed thereto in Section 3.4 [Filing Articles of Arrangement and Issuing Certificate of Arrangement];

“Depositary” means such person as AcquisitionCo may appoint to act as depositary for the SMART Securities in relation to the Arrangement, with the approval of SMART, acting reasonably;

“Designated Officers” means, collectively, SMART’s Chief Executive Officer, Chief Financial Officer, Chief Technology Officer, General Counsel, Vice President of Marketing, Vice President of People Services, Vice President of Operations, President, Solutions and Vice President of Global Operations;

“Disclosure Letter” means the disclosure letter dated the date hereof from SMART and all schedules, exhibits and appendices thereto, delivered by SMART to the Purchaser Parties with this Agreement, as amended, supplemented or otherwise agreed to between SMART and the Purchaser Parties;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement and the Interim Order;

“Due Diligence Materials” means the information contained in the files, reports, data, documents and other materials relating to SMART and the SMART Subsidiaries as provided either in physical form or in electronic form, in each case provided by SMART or its representatives or advisors to Purchaser or its representatives or advisors on or before the execution of this Agreement;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Employee Obligations” means any obligations or liabilities of SMART and/or the SMART Subsidiaries to pay any amount to or on behalf of its directors, officers, personal service consultants or employees for

(a)	change of control payments triggered by the Acquisition; or

(b)	severance or termination payments resulting solely from a termination of employment in connection with a change of control of SMART,

but does not include any obligation or liability for salary, accrued bonuses, benefits, vacation pay and directors’ fees in the ordinary course, in each case in amounts consistent with historic practices;

“Environment” means the natural environment (including soil, land surface or subsurface strata), surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, and any other environmental medium or natural resource and all sewer systems;

“Environmental Laws” means all Laws relating in full or in part to the protection or reclamation of the Environment, noise control, pollution and employee and public health and safety, and includes those Laws relating to the storage, generation, production, installation, use, handling, manufacture, processing, labeling, advertising, sale, display, transportation, treatment, Release and disposal of, and exposure to, Hazardous Substances;

“Exchange Act” means the United States Securities Exchange Act of 1934;

“Exchanges” means the Toronto Stock Exchange and the NASDAQ Stock Market, or any other stock exchange on which the Common Shares are then listed for so long as the Common Shares remain listed on such stock exchange;

“Fairness Opinion” means the opinion from the Financial Advisor to the Board as to the fairness, from a financial point of view, of the Cash Consideration being offered under the Arrangement to the SMART Shareholders;

“Final Order” means the final order of the Court approving the Arrangement pursuant to paragraph 193(9)(a) of the ABCA, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Financial Advisor” has the meaning ascribed thereto in Section 4.1(a);

“GAAP” means generally accepted accounting principles in the United States, which are in effect from time to time;

“Governmental Entity” means (a) any multinational, federal, provincial, territory, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, commission, agency, board, agent or authority of any of the foregoing, (c) the Exchanges, or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substances” means any waste or other substance that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws or under Canada’s Workplace Hazardous Materials Information system (“WHMIS”), and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under such Environmental Laws or WHMIS to be deleterious to the Environment or worker or public health and safety or having an adverse effect upon the environment or human life or health;

“including” means including without limitation, and “include” and “includes” have corresponding meanings;

“Indebtedness” means, with respect to any person, without duplication, (a) indebtedness of such person for borrowed money, secured or unsecured, (b) every obligation of such person evidenced by bonds, debentures, notes, derived obligations or other similar instruments, (c) every obligation of such person to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business, (d) every obligation of such person under purchase money mortgages, conditional sale agreements or other similar instruments relating to purchased property or assets, (e) every capitalized or non-consolidated lease obligation of such person, (f) every obligation of such person under Swaps (valued at the termination value thereof), (g) every obligation of such person, contingent or otherwise, under acceptance credit, letters of credit or similar facilities, and (h) every obligation of the type referred to above of any other person, the payment of which such person has guaranteed or for which such person is otherwise responsible or liable;

“Intellectual Property” means:

(a)

trademarks, design marks, logos, service marks, certification marks, official marks, trade names, business names, corporate names, trade dress, distinguishing guises, slogans, meta tags, keywords, adwords and other characters, brand elements or other distinguishing marks used in association with goods or services, whether or not registered or the subject of an application for registration and whether or not registrable, and associated goodwill (“Trademarks”);

(b)

inventions, arts, processes, machines, articles of manufacture, compositions of matter, business methods, formulae, developments and improvements, whether or not patented or the subject of an application for patent and whether or not patentable, methods and processes for making any of them, and related documentation (whether in written or electronic form) and know-how (“Inventions”);

(c)

software in source code or object code form, documentation, literary works, artistic works, pictorial works, graphic works, musical works, dramatic works, audio visual works, performances, sound recordings and signals, including their content, and any compilations of any of them, whether or not registered or the subject of an application for registration, or capable of being registered (“Works”);

(d)	domain names, whether registered primary domain names or secondary or other higher level domain names (“Domain Names”);

(e)

features of shape, configuration, pattern or ornament and any combination of those features that, in a finished article, appeal to and are judged solely by the eye, whether or not registered or the subject of an application for registration and whether or not registrable (“Designs”); and

(f)	trade secrets, and other confidential information relating to goods and services;

together with, to the extent applicable, all copies and tangible embodiments of the foregoing (in whatever form or medium).

“Intellectual Property Rights” means any common law principle or statutory provision which may provide an intellectual property right in Intellectual Property, including all:

(a)	common law rights and registrations, pending applications for registration and rights to file applications for the Trademarks, including all rights of priority;

(b)

patents, pending patent applications and rights to file applications for the Inventions, including all rights of priority and rights in continuations, continuations-in-part, divisions, reissues, renewals, re-examinations, exclusions and other derivative applications and patents;

(c)	copyrights in Works and all registrations, pending applications for registration and rights to file applications for Works and all moral rights and benefits of waivers of moral rights in Works;

(d)	registrations, pending applications for registration and rights to file applications for registration of Domain Names and all other common law and statutory rights in Domain Names; and

(e)

industrial design rights, design patents, design registrations, pending patent and design applications and rights to file applications for Designs, including all rights of priority and rights in continuations, continuations-in-part, divisions, re-examinations, reissues and other derivative applications.

“Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA, as contemplated by Section 3.3 [Interim Order] providing for, among other things, the calling and holding of the SMART Meeting, as the same may be amended by the Court with the consent of SMART and the Purchaser, each acting reasonably;

“Law” or “Laws” means all laws (including common law), statutes, by-laws, rules, regulations, principles of law and equity, orders, codes, protocols, guidelines, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, Environmental Laws, Securities Laws and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws (including Environmental Laws and Securities Laws) and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or Parties or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Leased Properties” has the meaning ascribed thereto in Section 3.1(hh);

“Legal Actions” means all claims, actions, enquiries, applications, suits, demands, arbitrations, mediations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceeding, or other investigations or examinations;

“Licence Agreements” is defined in Section 3.1 (y)(vii).

“Licensed IP” means the Intellectual Property Rights owned by Persons other than SMART or any SMART Subsidiary which is used in the operation, conduct or maintenance of the Business, as it is currently and has historically been operated, conducted or maintained, including, without limitation, Intellectual Property Rights owned by those Persons relating to the Technical Information;

“Liens” means any mortgage, charge, hypothec, prior claim, lien, pledge, assignment for security, security interest, guarantee, right of third parties or other encumbrance, or any collateral securing the payment obligations of any person, as well as any other agreement or arrangement with any similar effect whatsoever;

“Lock-Up Agreements” means the agreements to vote in favour of the Arrangement Resolution from each of SMART’s directors, certain officers of SMART and from certain SMART Securityholders, substantially in the form set forth in Schedule “C” hereto;

“Matching Period” has the meaning ascribed thereto in Section 8.2(g)(v);

“Material Adverse Effect” means any fact or state of facts, circumstance, change, effect or occurrence that individually is or in the aggregate are, or would reasonably be expected to be, material and adverse to (i) the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise), cash flows or value of SMART and the SMART Subsidiaries (taken as a whole), or (ii) the ability of SMART to consummate the transactions contemplated hereby, including the Arrangement, without significant delay, other than any fact or state of facts, circumstance, change, effect or occurrence resulting from or arising in connection with:

(a)	any change or development generally affecting the electronics, display, interactive device or education software industries;

(b)

any change or development in global, national or regional political conditions (including any act of terrorism or any outbreak of hostilities or war or any escalation or worsening thereof), any natural disaster or in general economic, business or regulatory conditions or in global financial, credit, currency or securities markets;

(c)	any adoption, proposal, implementation or change in applicable Laws or any interpretation or administration of applicable Laws by any Governmental Entity, or any change in GAAP;

(d)	the announcement of the entering into of this Agreement and the transactions contemplated herein;

(e)	actions or inactions expressly required by this Agreement or that are taken with the prior written consent of Purchaser;

(f)

any changes in the market price or trading volumes of the Common Shares (provided, however, that the causes underlying such changes may be considered to determine whether such causes constitute a Material Adverse Effect), or any delisting of the Common Shares from an Exchange or notice from an Exchange that a delisting is to occur;

(g)

any litigation or claim threatened or initiated by SMART Securityholders against SMART or any of its directors and officers arising out of the execution of this Agreement or the transactions contemplated hereby (except as it relates to any breach of this Agreement by SMART);

(h)

the failure, in and of itself, of SMART to meet any internal or analyst projections, forecasts or estimates of revenues or earnings (provided, however, that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

(i)

the addition of a going concern note to the interim unaudited audited financial statements of SMART (provided, however, that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred); or

(j)	any exercise of Dissent Rights;

provided, however, that any such event, change, occurrence, effect or state of facts referred to in paragraphs (a), (b) or (c) above does not primarily relate only to (or have the effect of primarily relating only to) SMART and the SMART Subsidiaries, taken as a whole, or disproportionately adversely affects SMART and the SMART Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industries in which SMART and the SMART Subsidiaries operate; references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred;

“Material Contract” means any Contract: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (ii) relating directly or indirectly to the guarantee of any liabilities or obligations, or to Indebtedness (currently outstanding or which may become outstanding), for borrowed money in excess of $100,000, excluding guarantees or intercompany liabilities or obligations between two or more wholly-owned SMART Subsidiaries of SMART or between SMART and one or more of its wholly-owned SMART Subsidiaries; (iii) under which SMART or any of the SMART Subsidiaries is obligated to make or expects to receive payments in excess of $250,000 over the remaining term, or, if the Contract does not have a defined term, then over the next 12 months; (iv) providing for the establishment, investment in, organization or formation of, any joint ventures or partnerships; (v) that creates an exclusive dealing arrangement or right of first offer or refusal; (vi) the requires the consent of any party to the Contract to a change in control of SMART or any of the SMART Subsidiaries; (vii) other than in the ordinary course of business, providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $100,000; (viii) that limits or restricts in any material respect (A) the ability of SMART or any SMART Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of persons to whom SMART or any of the SMART Subsidiaries may sell products or deliver services; (ix) that is a Contract with or for the benefit of any SMART Shareholder holding more than 5% of the issued and outstanding Common Shares, officer or director of SMART or any of the SMART Subsidiaries, or any of their respective affiliates or associates or (x) any “material contract” (as such term is defined in Section 601(b)(10) of Regulation S-K of the U.S. Securities Act), whether or not filed by SMART with the SEC;

“material fact” has the meaning ascribed thereto in the Securities Act;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Mutual Releases” has the meaning ascribed thereto in Section 8.10 [Resignations];

“Offer Letters” means any offer of employment which includes any provisions pertaining to notice of termination of employment, severance payments, payments upon change of control, change of control provisions, restrictive covenants, or ownership of work product and/or confidentiality;

“Open Source Software” means all software that is distributed as “open source software” or “free software” or is otherwise publicly distributed or made generally available in source code or equivalent form under terms that permit modification and redistribution of such software or technology. Open Source Software includes any software under a similar licensing or distribution model (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License);

“Originating Persons” means all current and former employees, officers, directors and consultants of SMART or any SMART Subsidiary or any of their respective affiliates, including, in the case of a consultant that is not an individual, all employees, officers, directors, shareholders and partners of the consultant;

“Outside Date” means September 8, 2016, or such later date as Purchaser and SMART may agree in writing; provided that if by September 8, 2016 the condition in Section 6.2(d) has not been satisfied, then the Outside Date shall be extended until the earlier to occur of (a) the third business day after the condition in Section 6.2(d) has been satisfied and (b) October 13, 2016;

“Owned IP” means all Intellectual Property Rights that are owned by SMART, any SMART Subsidiary or any of their respective affiliates, expressly including: (a) all of the patents (and each and any Invention claimed in such patents) and the trademarks that are set out on Schedule “D”; and (b) all Intellectual Property Rights relating to the Technical Information;

“Owned Properties” has the meaning ascribed thereto in Section 3.1(hh);

“Parties” means, collectively, the Purchaser, AcquisitionCo and SMART, and “Party” means any one of the Purchaser, AcquisitionCo or SMART;

“Permit” means any license, permit, certificate, franchise, consent, order, grant, easement, variance, covenant, approval, classification, registration, exemption or other authorization of and from any person, including any Governmental Entity;

“Permitted Liens” means:

(a)	liens, adverse claims, penalties and other encumbrances identified in respect of the SMART Assets as set forth in the Disclosure Letter;

(b)

easements, rights of way, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables, in existence on the date of this Agreement;

(c)

rights reserved to or vested in any Governmental Entity by the terms of any lease or permit forming part of the SMART Assets, or by any statutory provision, to terminate any lease or permit forming part of the SMART Assets, or to require annual or other periodic payments as a condition of the continuance of any of them;

(d)	rights reserved to or vested in any Governmental Entity to control or regulate any of the SMART Assets in any manner;

(e)	Taxes, assessments or governmental charges which are not due;

(f)

the right reserved or vested in any person to create or incur a Lien that is a mechanics’ lien, builders’ lien or materialmen’s lien in respect of services rendered or goods supplied but only to the extent such lien relates to goods or services for which payment is not due;

(g)

Liens incurred, created and granted in the ordinary course of business to a public utility, municipality or Governmental Entity in connection with operations conducted with respect to the SMART Assets, but only to the extent such liens relate to costs and expenses for which payment is not due; and

(h)	Liens in respect of or securing bank Indebtedness;

“person” includes an individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form set forth in Schedule “B” hereto and any amendments or variations thereto made in accordance with the provisions of the Plan of Arrangement or made at the direction of the Court with the consent of SMART and AcquisitionCo, each acting reasonably;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 6.2 [Pre-Acquisition Reorganizations];

“Process Agent” has the meaning ascribed thereto in Section 10.2 [Governing Law; Waiver of Jury Trial];

“Purchaser” has the meaning ascribed thereto in the recitals;

“Purchaser Parties” means, together, the Purchaser and AcquisitionCo and “Purchaser Party” means any one of the Purchaser or AcquisitionCo;

“Record Date” means the record date determined for the Voting Securityholders to vote at the SMART Meeting;

“Registrar” means the Registrar of Corporations duly appointed under section 263 of the ABCA;

“Regulatory Approvals” means those determinations (actual or deemed), sanctions, rulings, waivers, consents, filings, orders, registrations, exemptions, decisions, certificates, permits, no action letters and other approvals of (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made), or any registration or filing with, any Governmental Entities required or agreed upon by the Parties in connection with the Arrangement;

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment;

“Returns” means all returns, reports, filings, forms, elections, designations, notices, schedules, statements, estimates, declarations of estimated tax, information statements and returns, including any amendments, attachments, appendices and exhibits thereto, made, prepared, filed or required to be filed with a Governmental Entity with respect to Taxes;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act, R.S.A. 2000, c. S-4;

“Securities Authorities” means the Exchanges and the securities commissions and other securities regulatory authorities in each of the provinces of Canada and the SEC;

“Securities Laws” means the Securities Act, all other applicable Canadian securities laws and all rules and regulations and published policies thereunder, United States federal and state securities laws and all rules and regulations and published policies thereunder and applicable stock exchange rules and listing standards of the Exchanges;

“Securityholders’ Vote” has the meaning ascribed thereto in Section 3.3(c);

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“SMART” has the meaning ascribed thereto in the recitals;

“SMART Assets” means all of the assets, properties, Permits, rights or other privileges (whether contractual or otherwise) of SMART and the SMART Subsidiaries;

“SMART Circular” means the notice of the SMART Meeting and the accompanying SMART information circular, including all schedules, appendices and exhibits thereto, to be sent to the SMART Securityholders in connection with the SMART Meeting, as amended, supplemented or otherwise modified;

“SMART DSUs” means the deferred share units of SMART granted under the SMART Equity Incentive Plan;

“SMART Employees” means all employees of SMART or of any of the SMART Subsidiaries;

“SMART Equity Incentive Plan” means the equity incentive plan of SMART, as amended from time to time;

“SMART Employee Agreements” means the written employment agreements or Offer Letters between SMART and its directors, officers and employees;

“SMART Financial Statements” means the audited consolidated annual financial statements of SMART as at and for the 12 months ended March 31, 2015 together with the notes thereto and the auditor’s report thereon, and the unaudited interim financial statements of SMART for the three and nine months ended December 31, 2015 together with the notes thereto;

“SMART Forward-Looking Information” has the meaning ascribed thereto in Section 4.1(l);

“SMART Meeting” means the special meeting or meetings of the Voting Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with this Agreement and the Interim Order to consider the Arrangement Resolution and any other matters which may be properly proposed to be voted on by the Voting Securityholders;

“SMART Offer Price” has the meaning ascribed thereto in Section 2.15(c);

“SMART Optionholders” means the holders of SMART Options;

“SMART Options” means the options to purchase Common Shares granted under the SMART Equity Incentive Plan;

“SMART’s Organizational Documents” means, together (i) the articles of amendment of SMART dated May 6, 2016, (ii) the articles of amendment of SMART dated August 7, 2014, and (iii) by-law no. 1 of SMART dated February 6, 2013;

“SMART Plans” means all employment, health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, equity, equity-based, disability, pension, retirement or supplemental retirement plans and other employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of SMART, the SMART Employees or former SMART Employees, which are maintained by or binding upon SMART, or in respect of which SMART has any actual or potential liability or to which SMART contributes or is or was at any time required to contribute;

“SMART Properties” has the meaning ascribed thereto in Section 3.1(hh);

“SMART’s Public Disclosure Record” means all documents filed by or on behalf of SMART on SEDAR under SMART’s profile since April 1, 2013;

“SMART PSUs” means the performance restricted share units of SMART granted under the SMART Equity Incentive Plan;

“SMART RSUs” means the restricted share units of SMART granted under the SMART Equity Incentive Plan;

“SMART Securities” means, collectively, the Common Shares and the SMART Options;

“SMART Securityholders” means, collectively, the SMART Shareholders, the SMART Optionholders, the holders of SMART RSUs, the holders of SMART DSUs and the holders of SMART PSUs;

“SMART Share Consolidation” means the consolidation of Common Shares which became effective on May 6, 2016 on the basis of one post-consolidation Common Share for every 10 pre-consolidation Common Shares;

“SMART Shareholders” means the registered and/or beneficial holders of the Common Shares, as the context requires;

“SMART Subsidiaries” means, collectively, SMART Technologies (Finance) Inc., SMART Technologies ULC, SMART Technologies (Call Co. 1) Inc., SMART Technologies Equipamentos de Information Ltda., SMART Technologies Corporation, SMART Bricks and Mortar Inc., SMART Technologies (Singapore) Private Limited, SMART Technologies India Promotional and Marketing Services Private Limited, SMART Technologies (China) Inc., SMART Technologies (Middle East) FZE, SMART Technologies (EMEA) Inc., SMART Technologies

(Russia) LLC, SMART Technologies (Germany) GmbH, SMART Technologies (France) SAS, SMART Technologies (GB) Limited, SMART Technologies (LATA) Inc., SMART Technologies (Seattle) Inc., SMART Technologies (APAC) Inc., SMART Technologies (Services) Inc., SMART Technologies NW Holdings Limited, Next Holdings Ltd., NextWindow Limited, NextWindow Singapore PTE Ltd.; and “SMART Subsidiary” means any one of the aforementioned entities, individually;

“subsidiary” has the meaning ascribed thereto in the Securities Act;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal made after the date of this Agreement by a third party or group:

(a)	to acquire not less than all of the outstanding Common Shares or all or substantially all of the SMART Assets;

(b)	did not result from a breach of Section 7.2 [Non-Solicitation] of this Agreement;

(c)	that complies with all Securities Laws;

(d)

that is not subject to a financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board, acting in good faith (after receipt of advice from its financial advisor(s) and outside legal counsel) to have been obtained or is reasonably likely to be obtained;

(e)

is not subject to a due diligence and/or access condition that would allow greater access to the books, records or personnel of SMART or the SMART Subsidiaries than was made available to Purchaser prior to the date of this Agreement;

(f)

that the Board and any relevant committee thereof has determined in good faith (after receipt of advice from its financial advisor(s) and outside legal counsel) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and

(g)

in respect of which the Board and/or any relevant committee thereof determines in good faith (after receipt of advice from its financial advisor(s) with respect to (ii) below and outside legal counsel with respect to (i) below) that (i) the failure to recommend such Acquisition Proposal to the SMART Shareholders would be inconsistent with its fiduciary duties under applicable Laws and (ii) such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction more favourable to the SMART Shareholders, from a financial point of view, than the Arrangement, including any adjustment to the terms and conditions of the Arrangement proposed by AcquisitionCo or Purchaser pursuant to Section 8.2 [Non-Solicitation] of this Agreement;

“Superior Proposal Notice” shall have the meaning ascribed thereto in Section 8.2(g)(iii);

“Swaps” means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, hedge, commodity option, equity or equity index swap, equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.);

“Tax” or “Taxes” means (i) any and all domestic and foreign federal, state, provincial, territorial, municipal and local taxes, assessments and other governmental charges, duties, impositions, liabilities, levies and other changes or assessment of any kind whatsoever imposed by any Governmental Entity, including Canada Pension Plan and provincial pension plan contributions, installments, unemployment insurance contributions and employment insurance contributions, worker’s compensation and deductions at source, including taxes based on or measured by gross receipts, gross income, net income, profits, sales, capital, use and occupation, and including goods and services, harmonized value added, ad valorem, transfer, franchise, withholding, customs, payroll, stamp, recapture, premium, windfall profits, employment, excise and property duties and taxes, together with any interest, penalties, fines and additions imposed with respect to such amounts; and (ii) any liability for the payment of any amount of the type described in the immediately preceding clause (i) as a result of being a “transferee” (within the meaning of section 160 of the Tax Act or any other similar applicable Law) of another person or a member of a related, non-arm’s length, affiliated or combined group;

“Technical Information” means all technical information owned by or licensed to SMART or any SMART Subsidiary or any of their respective affiliates relating to the Business, including all:

(a)	information of a scientific or business nature, regardless of its form;

(b)	documentation with respect to research, development, demonstration or engineering work;

(c)	information that can be or is used to define a design or process, or to procure, produce, support or operate materials or equipment;

(d)	information regarding methods of production;

(e)

other drawings, blueprints, patterns, plans, flow charts, equipment parts lists, computer software and procedures, specifications, protocols, data structures, formulae, designs, technical data, descriptions, related instruction manuals, records, passwords, and procedures; and

(f)	data and databases, whether registered or unregistered.

“Termination Fee” has the meaning ascribed thereto in Section 8.3 [Termination Fee];

“Transferred Information” means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose) to be disclosed or conveyed to one Party or any of its representatives or agents (a “Recipient”) by or on behalf of another Party (a “Disclosing Party”) as a result of or in conjunction with the transactions contemplated hereby, and includes all such personal information disclosed to the Recipient during the period leading up to and including the completion of the Arrangement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“Voting Securityholders” means the SMART Shareholders.

2.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

2.3	Interpretation

In this Agreement words importing the singular number include the plural and vice versa, and words importing any gender include all genders. The term “third party” means any person other than SMART, the SMART Subsidiaries, AcquisitionCo or the Purchaser and their respective affiliates.

2.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day that is a business day.

2.5	Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

2.6	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States of America and “$” refers to U.S. dollars.

2.7	Accounting Principles

All accounting terms used in this Agreement are to be interpreted in accordance with GAAP and all determinations of an accounting nature in respect of SMART required to be made shall be made in a manner consistent with GAAP.

2.8	Knowledge

In this Agreement, references to “the knowledge of SMART” means the actual knowledge of each of the Designated Officers after making reasonable enquiry, but does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.

2.9	Subsidiaries

To the extent any covenants or agreements relate, directly or indirectly, to a SMART Subsidiary, each such provision shall be construed as a covenant by SMART to cause (to the fullest extent to which it is legally capable) such SMART Subsidiary to perform the required action.

2.10	Interpretation Not Affected by Party Drafting

The Parties acknowledge that their respective legal counsel have reviewed and participated in negotiating, drafting and settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

2.11	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form an integral part hereof:

Schedule “A” – Special Resolution of the Voting Securityholders

Schedule “B” – Plan of Arrangement

Schedule “C” – Form of Lock-Up Agreement

Schedule “D” – Intellectual Property

ARTICLE III

THE ARRANGEMENT

3.1	Arrangement

The Purchaser Parties and SMART agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

3.2	Implementation Steps by SMART

Subject to the terms and conditions of this Agreement, SMART covenants in favour of the Purchaser Parties that SMART shall:

(a)

subject to the terms of this Agreement, as soon as reasonably practicable, but in any event in sufficient time to hold the SMART Meeting in accordance with Section 3.2(b), apply in a manner reasonably acceptable to Purchaser under section 193 of the ABCA for the Interim Order and shall make such application on or before June 20, 2016;

(b)

subject to the terms of this Agreement and in accordance with the Interim Order, as soon as reasonably practicable (and SMART shall do so by July 25, 2016), convene and hold the SMART Meeting for the purpose of considering the Arrangement Resolution in accordance with the Interim Order, SMART’s Organizational Documents and applicable Laws;

(c)

unless this Agreement shall have been terminated in accordance with Section 9.2 [Termination], not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the SMART Meeting or fail to put the Arrangement Resolution before the Voting Securityholders for their consideration without Purchaser’s prior written consent except as required for quorum purposes (in which case the SMART Meeting shall be adjourned and not cancelled) or as required by Law or a Governmental Entity);

(d)

solicit from the Voting Securityholders proxies in favour of the approval of the Arrangement Resolution (which may include the engagement by SMART of a proxy solicitation agent to solicit proxies if requested by Purchaser and agreed to by SMART) and against any resolution that is inconsistent with the Arrangement Resolution and the completion of the transactions contemplated hereby, and through the Board, recommend that the Voting Securityholders vote in favour of the Arrangement;

(e)	provide the Purchaser with copies of or access to information regarding the SMART Meeting generated by any proxy solicitation services firm, as requested from time to time by the Purchaser;

(f)	give notice to the Purchaser of the SMART Meeting and allow the Purchaser’s representatives and legal counsel to attend the SMART Meeting;

(g)

promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last 5 business days prior to the date of the SMART Meeting, as to the aggregate tally of the proxies received by SMART in respect of the Arrangement Resolution;

(h)

promptly advise the Purchaser of any material communication (written or oral) from or claims brought by (or threatened to be brought by) any person in opposition to the Arrangement and/or purported exercise or withdrawal of Dissent Rights by SMART Shareholders. SMART shall provide the Purchaser with an opportunity to review and comment upon any written communications sent by or on behalf of SMART to any holder of Common Shares exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution. SMART shall not settle or compromise or agree to settle or compromise any such claims without the prior written consent of the Purchaser, which consent shall not to be unreasonably withheld, delayed or conditioned;

(i)

subject to obtaining such approvals as are required by the Interim Order and if the Arrangement Resolution is passed at the SMART Meeting, proceed with and diligently pursue the application to the Court for the Final Order not later than three business days after the Arrangement Resolution is passed at the SMART Meeting and thereafter use its reasonable commercial efforts to obtain the Final Order; and

(j)

subject to obtaining the Final Order, (i) file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar and (ii) obtain the Certificate of Arrangement from the Registrar.

3.3	Interim Order

The notice of originating application for the Interim Order referred to in Section 3.2(a) shall request that the Interim Order provide, among other things:

(a)

for the calling and holding of the SMART Meeting, including the confirmation of the Record Date for determining the classes of persons to whom notice is to be provided in respect of the Arrangement and the SMART Meeting and for the manner in which such notice is to be provided;

(b)	that the SMART Shareholders shall be entitled to vote with respect to the Arrangement Resolution, with each SMART Shareholder being entitled to one vote for each Common Share held;

(c)

that, subject to the approval of the Court, the requisite approval for the Arrangement Resolution by the Voting Securityholders shall be at least 66 2/3% of the votes cast on the Arrangement Resolution by the Voting Securityholders present in person or represented by proxy at the SMART Meeting (the “Securityholders’ Vote”);

(d)	that the terms, restrictions and conditions of SMART’s Organizational Documents, including quorum requirements and all other matters, shall apply in respect of the SMART Meeting;

(e)	for the grant of the Dissent Rights to registered SMART Shareholders in the manner contemplated in the Plan of Arrangement;

(f)	for the notice requirements with respect to the presentation of the application to the Court for a Final Order;

(g)	that the SMART Meeting may be adjourned or postponed from time to time in accordance with this Agreement without the need for additional approval by the Court; and

(h)	for such other matters as AcquisitionCo or the Purchaser may reasonably require, subject to the prior written consent of SMART, such consent not be unreasonably withheld or delayed.

3.4	Filing Articles of Arrangement and Issuance of Certificate of Arrangement

(a)

As soon as is reasonably practicable, but, except as set forth in Section 2.4(b), in no event later than the third business day after the satisfaction or waiver (subject to applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in Article VII [Conditions], and unless another time or date is agreed to in writing by the Parties (the “Closing Date”), SMART shall send to the Registrar the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the

Arrangement and the Registrar shall then issue the Certificate of Arrangement giving effect to the Arrangement.

(b)

If the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date) set forth in Article VII [Conditions] are satisfied or waived (subject to applicable Laws), but the Purchaser Parties have not, prior to the date on which such conditions have been satisfied or waived (the “Condition Satisfaction Date”), (a) obtained the consents of the lenders under each Credit Agreement to the “change of control” that will result under such Credit Agreement upon the consummation of the Acquisition or (b) agreed on a resolution with the lenders under each Credit Agreement that is reasonably satisfactory to the Purchaser Parties, the Closing Date shall occur on the earlier to occur of (x) the third business day after the aforementioned consents are obtained or resolutions are agreed or (y) the 105th day after the execution of this Agreement (with the period between the Condition Satisfaction Date and the Closing Date, in the event that the Closing Date is deferred pursuant to this Section 2.4, being referred to herein as the “Deferred Closing Period”).

(c)	The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective on, and be binding on and after, the Effective Time.

3.5	Closing

The closing of the transactions contemplated hereby and by the Arrangement will take place at the offices of Bennett Jones LLP, in Calgary, Alberta, Canada, on the Closing Date.

3.6	Circular

Subject to compliance with Section 3.7 [Preparation of the SMART Circular], as promptly as reasonably practicable after the execution and delivery of this Agreement, SMART shall prepare the SMART Circular together with any other documents required by the Securities Laws or other applicable Laws in connection with the SMART Meeting required to be filed or prepared by SMART, and, subject to Section 3.7(b), as promptly as is reasonably practicable after the execution and delivery of this Agreement (and SMART shall do so by June 23, 2016), SMART shall, unless otherwise agreed by the Parties, cause the SMART Circular and other documentation required in connection with the SMART Meeting to be sent or delivered to the SMART Securityholders (such date, the “Circulation Date”) and be filed as required by the Interim Order and applicable Laws. The SMART Circular shall state that the Board has unanimously: (i) determined that the Arrangement is in the best interests of SMART; (ii) determined that the Arrangement is fair to the SMART Shareholders; (iii) approved the Arrangement, this Agreement and the transactions contemplated hereby; and (iv) resolved to recommend that the Voting Securityholders vote in favour of the Arrangement.

3.7	Preparation of the SMART Circular

(a)

The Parties shall cooperate in the preparation, filing and mailing of the SMART Circular. SMART shall promptly provide Purchaser and its representatives with a reasonable opportunity to review and comment on the SMART Circular, including by providing on a timely basis a description of any information required to be supplied by the Purchaser Parties for inclusion in the SMART Circular, prior to its mailing to the SMART Securityholders and filing in accordance with the Interim Order and applicable Laws and shall accept the reasonable comments of AcquisitionCo and its legal counsel with respect to any such information required to be supplied by the Purchaser Parties and included in the SMART Circular and any other matters described in the SMART Circular, and agrees that all information relating solely to the Purchaser or AcquisitionCo included in the SMART Circular must be in a form and content satisfactory to the Purchaser Parties, acting reasonably.

(b)	The Purchaser Parties shall provide SMART with any information for inclusion in the SMART Circular that may be required under applicable Laws and/or is reasonably requested by SMART.

(c)

SMART shall ensure that the SMART Circular (other than disclosure relating to and provided by AcquisitionCo or Purchaser) complies with the Interim Order and all applicable Laws and, without limiting the generality of the foregoing, that the SMART Circular does not, at the time of mailing the SMART Circular, contain any misrepresentation with respect to the information included in the SMART Circular as provided by SMART regarding the business of SMART and the SMART Subsidiaries.

(d)

The Purchaser Parties shall ensure that the information provided by it for inclusion in the SMART Circular (which information shall be limited to that provided by written document and identified for inclusion in the SMART Circular) does not, at the time of the mailing the SMART Circular, contain any misrepresentation.

(e)

Each of the Parties shall promptly notify the other Parties if at any time before the Effective Time it becomes aware that the SMART Circular, an application for a Regulatory Approval or any other order, registration, consent, filing, ruling, exemption, no action letter or other approval, any circular or other filing under applicable Laws contains a misrepresentation, or of information that otherwise requires an amendment or supplement to the SMART Circular, such circular or filing, and the Parties shall cooperate in the preparation of such amendment or supplement as required, including the distribution and filing of such amendment or supplement by SMART.

(f)

SMART will promptly inform the Purchaser Parties of any requests or comments made by Securities Authorities in connection with the SMART Circular. Each of the Parties will cooperate with the other Parties and shall diligently do all such acts and things as may be necessary in the manner contemplated in the context of the preparation of the SMART Circular and use its reasonable commercial efforts to resolve all requests or comments made by Securities Authorities with respect to the SMART Circular and any other required filings under applicable Securities Laws as promptly as practicable after receipt thereof.

3.8	Court Proceedings

SMART shall provide AcquisitionCo and its legal counsel with a reasonable opportunity to review and comment upon drafts of the Interim Order, the Final Order and all other material to be filed with the Court in connection with the Arrangement, including by providing on a timely basis a description of any information required to be supplied by the Purchaser Parties for inclusion in such material, prior to the service and filing of that material, and shall accept the reasonable comments of AcquisitionCo and its legal counsel with respect to any such information required to be supplied by the Purchaser Parties and included in such material and any other matters contained therein. SMART shall ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, SMART shall not object to legal counsel to AcquisitionCo making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided such submissions are consistent with this Agreement and the Plan of Arrangement and provided further that SMART and its legal counsel are advised of the nature of any such submissions prior to the hearing. SMART shall also provide legal counsel to AcquisitionCo on a timely basis with copies of any notice and evidence served on SMART or its legal counsel in respect of the application for the Final Order or any appeal therefrom and any notice, written or oral, indicating the intention of any person to appeal or oppose the granting of the Interim Order or the Final Order. Subject to applicable Laws, SMART shall not file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except as contemplated hereby or with AcquisitionCo’s prior written consent, such consent not to be unreasonably withheld or delayed; provided that nothing herein shall require AcquisitionCo to agree or consent to any increased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases AcquisitionCo’s obligations set forth in any such filed or served materials or under this Agreement.

3.9	Public Communications

The initial press release with respect to this Agreement, the Arrangement and/or the transactions with respect thereto shall be mutually agreed to by SMART and the Purchaser. The Parties shall advise, consult and cooperate with each other prior to issuing, or permitting any of its directors, officers, employees or agents to issue any news releases or otherwise make public statements with respect to this Agreement, the Arrangement and/or the transactions with respect thereto from the date hereof until the Effective Time. The Parties shall not issue any such news releases or make any such public statement prior to such consultation, except as may be required by applicable Law including, for greater certainty, in order to fulfill continuous disclosure obligations under Securities Laws or the fiduciary duties of the applicable board of directors and only after using its reasonable commercial efforts to consult each other taking into account the time constraints to which it is subject as a result of such Law. The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing.

3.10	Fairness Opinion

SMART represents that as of the date hereof it: (a) has received an opinion of the Financial Advisor to the effect that, as of such date, the Cash Consideration to be received by the SMART Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the SMART Shareholders and such Fairness Opinion has not been withdrawn, revoked or modified; and (b) has been advised by the Financial Advisor that the Financial Advisor will provide a written opinion to that effect for inclusion in the SMART Circular.

3.11	Lock-Up Agreements

Concurrent with the execution and delivery of this Agreement, the Parties acknowledge that all of SMART’s directors, the Designated Officers and certain SMART Securityholders, beneficially owning or exercising control or direction over in the aggregate approximately 68% of the Common Shares (calculated on a non-diluted basis) have executed and delivered Lock-Up Agreements whereby they have agreed, among other things, to vote their Common Shares in favour of the Arrangement Resolution. The Parties agree that the SMART Circular shall reflect the execution and delivery of such Lock-Up Agreements and the intention of such Voting Securityholders to vote their Common Shares in favour of the Arrangement Resolution.

3.12	Adjustment to Consideration

If, on or after the date of this Agreement, SMART sets a record date for any dividend or other distribution on the Common Shares that is prior to the Effective Date or SMART pays any dividend or other distribution on the Common Shares prior to the Effective Time: (i) to the extent that the amount of such dividends or distributions per Common Share does not exceed the Cash Consideration, the Cash Consideration shall be reduced by the amount of such dividends or distributions; and (ii) to the extent that the amount of such dividends or distributions per Common Share exceeds the Cash Consideration, such excess amount shall be placed in escrow for the account of AcquisitionCo or another person designated by AcquisitionCo.

3.13	Withholding Taxes

AcquisitionCo, SMART and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable to any SMART Securityholder under the Plan of Arrangement such amounts as AcquisitionCo, SMART and the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such consideration in accordance with applicable Laws with respect to Taxes. Any such amounts shall be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to the SMART Securityholders in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity. No later than five Business Days prior to the Effective Date, SMART shall provide the Purchaser Parties a schedule setting forth the amounts that SMART reasonably believes must be deducted and withheld from the consideration otherwise payable to the SMART Securityholders based on letters of transmittal actually deposited by SMART Securityholders prior to such date.

3.14	Lists of SMART Securityholders

At the reasonable request of AcquisitionCo or Purchaser, from time to time, SMART shall, as soon as reasonably practicable, provide Purchaser with lists (in both written and electronic form) of (i) the registered SMART Shareholders, together with their addresses and respective holdings of Common Shares, (ii) a list of the names and addresses and holdings of all persons having rights issued by SMART to acquire Common Shares (including SMART Options), and (iii) a list of non-objecting beneficial owners (as such term is defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)) of Common Shares, together with their addresses and respective holdings of Common Shares, all as of a date that is as close as reasonably practicable to the date of delivery of such lists. SMART shall from time to time require that its registrar and transfer agent furnish Purchaser with such additional information, including updated lists, as Purchaser may reasonably request.

3.15	Treatment of SMART Options, SMART RSUs, SMART PSUs and SMART DSUs

(a)

All material details respecting the particulars of SMART Options, SMART RSUs, SMART PSUs and SMART DSUs outstanding as at the date hereof have been disclosed in writing to the Purchaser Parties, including: (i) the names of holders of SMART Options, SMART RSUs, SMART PSUs and SMART DSUs and the number of SMART Options, SMART RSUs, SMART PSUs and SMART DSUs held by them after taking into account the SMART Share Consolidation; (ii) the date of grant; (iii) the date of expiry; (iv) the vesting terms; and (v) the exercise price (after taking into account the SMART Share Consolidation) of such security, as applicable, and other material terms of each SMART Option, SMART RSU, SMART PSU and SMART DSU.

(b)

The Parties acknowledge and agree that the vesting of the outstanding “in-the-money” SMART Options and all SMART RSUs will, subject to the receipt of all necessary Regulatory Approvals, be accelerated by SMART and that all such SMART Options will become exercisable prior to the Effective Date and all SMART RSUs will vest, and that SMART and the Board may take all such actions as are necessary or desirable to effect the foregoing.

(c)

SMART covenants and agrees that it will use its reasonable commercial efforts to cause all of the holders of outstanding SMART Options that, by their terms, do not expire prior to the Effective Date to enter into agreements with SMART, on or before the date of the Interim Order, in a form satisfactory to the AcquisitionCo, acting reasonably, providing that, prior to the Effective Date, subject to any Tax withholding and remitting obligation required of SMART under the Tax Act, (i) all “out-of-the-money” SMART Options shall be cancelled in consideration of the cash payment of $0.001 per Common Share that may be acquired by the exercise of such SMART Options; and (ii) all “in-the-money” SMART Options shall be either: (A) exercised prior to the Effective Date in accordance with their terms; or (B) surrendered for a cash payment equal to the “in-the-money” amount of all of the SMART Options held by a SMART Optionholder with such cash payment to equal $4.50 (the “SMART Offer Price”) multiplied by the number of Common Shares issuable pursuant to the exercise of such SMART Options less the aggregate exercise price of all such SMART Options.

(d)	The SMART Offer Price shall also be used to determine whether a SMART Option is “in-the-money” or “out-of-the-money”.

(e)

The Parties acknowledge that no deduction will be claimed by SMART in respect of any payment made to a holder of SMART Options in respect of the SMART Options pursuant to the Plan of Arrangement who is a resident of Canada or who is employed in Canada (both within the meaning of the Tax Act), in computing the Parties’ taxable income under the Tax Act and AcquisitionCo shall cause SMART, following the Effective Time, to: (i) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the cash payments made in exchange for the surrender of SMART Options; and (ii) provide evidence in writing of such election to holders of SMART Options, it being understood that holders of SMART Options will be entitled to claim any deductions available to such persons pursuant to the Tax Act in respect of the calculation of any benefit arising from the surrender of SMART Options.

(f)

SMART covenants and agrees that it will use its reasonable commercial efforts to cause all of the holders of outstanding SMART RSUs to enter into agreements with SMART, on or before the date of the Interim Order, in a form satisfactory to the AcquisitionCo, acting reasonably, providing that, prior to the Effective Date, subject to any Tax withholding and remitting obligation required of SMART under the Tax Act, all such SMART RSUs shall be surrendered for a cash payment equal to the SMART Offer Price.

(g)

SMART covenants and agrees that it will use its reasonable commercial efforts to cause all of the holders of outstanding SMART DSUs to enter into agreements with SMART, on or before the date of the Interim Order, in a form satisfactory to the AcquisitionCo, acting reasonably, providing that, prior to the Effective Date, subject to any Tax withholding and remitting obligation required of SMART under the Tax Act, all such SMART DSUs shall be surrendered for a cash payment equal to the SMART Offer Price; provided that with respect to United States holders of SMART DSUs the foregoing shall be effected in compliance with Section 409(A) of the United States Internal Revenue Code of 1986, as amended, such that no additional tax is imposed under such Section.

(h)

SMART covenants and agrees that it will use its reasonable commercial efforts to cause all of the holders of outstanding SMART PSUs to enter into agreements with SMART, on or before the date of the Interim Order, in a form satisfactory to the AcquisitionCo, acting reasonably, providing that, prior to the Effective Date, subject to any Tax withholding and remitting obligation required of SMART under the Tax Act, all such SMART PSUs shall be cancelled in consideration of the cash payment of $0.001 per Common Share that may be acquired pursuant to such SMART PSUs.

(i)

The Parties acknowledge that the outstanding SMART Options, SMART RSUs, SMART PSUs and SMART DSUs under the SMART Equity Incentive Plan shall have been exercised, surrendered and cancelled, as applicable, in accordance with this section and be treated in accordance with the provisions of the Plan of Arrangement.

(j)

SMART covenants and agrees that all obligations or liabilities of SMART to pay any amount to or on behalf of its directors, officers, personal service consultants or employees in conjunction with the completion of the Arrangement have been disclosed in writing in the Disclosure Letter, and all obligations or liabilities to pay any amount to or on behalf of SMART’s directors, officers, personal service consultants or employees pursuant to (i) retention, change of control, salary, accrued bonuses, vacation pay, directors’ fees and any other payments in connection with the completion of the Arrangement, including pursuant to written employment contracts or consulting services provided to SMART and its subsidiaries, will be no more than the amount set out in Schedule 2.15(J) of the Disclosure Letter, and (ii) the outstanding SMART Options, SMART RSUs, SMART PSUs and SMART DSUs will be no more than the amount set out in Schedule 2.15(J) of the Disclosure Letter.

3.16	Application of Funds by Depositary

Upon completion of the Arrangement, AcquisitionCo shall cause the Depositary to apply the funds deposited with the Depositary as contemplated in Section 1.1(d) to make the payments required by the Plan of Arrangement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SMART

4.1	Representations and Warranties

Contemporaneously with the execution and delivery of this Agreement, SMART is delivering to the Purchaser Parties certain written disclosures set forth in the Disclosure Letter which constitute an integral part of this Agreement and modify the representations and warranties of SMART as specifically described in the following sentence. Except as otherwise set forth in the numbered Section of the Disclosure Letter that relates to the correspondingly numbered Section of this Article III or in another Section of the Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section of this Article III, SMART represents and warrants to and in favour of the Purchaser Parties and acknowledges that the Purchaser Parties are relying upon such representations and warranties in connection with the entering into of this Agreement that:

(a)

Board Approval. As of the date hereof, the Board, after consultation with its financial and legal advisors, has unanimously: (i) determined that the Arrangement is in the best interests of SMART; (ii) determined that the Arrangement is fair to the SMART Shareholders; and (iii) resolved to recommend that the Voting Securityholders vote in favour of the Arrangement Resolution. The Board has unanimously approved the Arrangement and the execution and delivery of this Agreement and the performance of the terms hereof by SMART. The Board has received a Fairness Opinion from Evercore Partners Canada Ltd. (the “Financial Advisor”) to the effect that, as of the date hereof and subject to the assumptions, limitations and qualifications set forth therein, the Cash Consideration to be received by the SMART Shareholders in connection with the Arrangement is fair, from a financial point of view, to the SMART Shareholders.

(b)

Organization. SMART and each of the SMART Subsidiaries is a corporation duly incorporated and each of them is validly subsisting under the laws of its jurisdiction of incorporation and has the requisite power and authority to carry on their respective businesses as they are now being conducted.

(c)

Qualification. SMART and each of the SMART Subsidiaries are duly registered to do business and are in good standing in each jurisdiction in which the character of their respective properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect.

(d)

Authority Relative to this Agreement. SMART has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by SMART of the transactions contemplated hereby have been duly authorized by the Board and, subject to the grant of the Interim Order and the Final Order by the Court, no other proceedings on the part of SMART are or will be necessary to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by SMART and constitutes a legal, valid and binding obligation of SMART enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and to general principles of equity.

(e)

No Violations. Neither the execution and delivery of this Agreement by SMART, the consummation by SMART of the transactions contemplated hereby nor compliance by SMART with any of the provisions hereof will: (i) except as set forth in the Disclosure Letter, violate, conflict with, or result in the breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any Lien upon any of the SMART Assets or under any of the terms, conditions or provisions of (x) SMART’s Organizational Documents, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, Contract or other instrument or obligation to which SMART or any of the SMART Subsidiaries is a party or to which they, or their respective properties or the SMART Assets, may be subject or by which SMART or any of the SMART Subsidiaries is bound; or (ii) violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation in Canada or the United States applicable to SMART or the SMART Subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults or terminations that, or any consents, approvals or notices which if not given or received, would not reasonably be expected to have a Material Adverse Effect); or (iii) cause a suspension or revocation of any Permit currently in effect that would reasonably be expected to have a Material Adverse Effect.

(f)

Capitalization. The authorized capital of SMART consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at the date hereof, 12,242,992 Common Shares and no preferred shares are issued and outstanding. Except as set forth in the Disclosure Letter, all of the issued and outstanding securities of SMART are duly authorized, validly issued, fully paid and non-assessable.

(g)

Convertible or Exchangeable Securities. As of the date of this Agreement, no person holds any securities convertible or exchangeable into securities of SMART or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option, right or privilege (whether or not on condition(s)) for the purchase or other acquisition of any unissued securities of SMART except in respect of 5,211,205 Common Shares issuable pursuant to outstanding SMART Options and as set forth in the Disclosure Letter.

(h)

Subsidiaries and Other Interests. Other than the SMART Subsidiaries and SMART Technology Global Services Limited, SMART has no subsidiaries and does not beneficially hold any securities or other interests, or securities convertible or exchangeable into securities or other interests, of any other person. All of the issued and outstanding securities of each of the SMART Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and all such securities are owned, directly or indirectly by SMART, free and clear of all Liens and are not subject to any proxy, voting trust or other agreement relating to the voting of such securities, and there are no outstanding options, rights, entitlements, understandings or commitments regarding the right to acquire any such securities or assets of the SMART Subsidiaries.

(i)

Canadian Securities Law Matters. SMART is a reporting issuer under the Securities Laws in force in the each of the provinces of Canada and SMART is not currently in default, in any material respect, of any requirement of the Securities Laws of such jurisdictions and SMART is not included on any list of defaulting reporting issuers maintained by any Securities Authority in any such jurisdiction.

(j)	United States Securities Law & Related Matters.

(i)

SMART has timely filed all reports, schedules, forms, statements and other documents required to be filed by SMART with the SEC since March 31, 2013 (the “Applicable Date”) (the reports, schedules, forms, statements and other documents filed since the Applicable Date and those filed subsequent to the date hereof, including any amendments or exhibits thereto and the documents incorporated by reference therein, collectively, the “Company SEC Documents”). As of its respective date, each Company SEC Document complied in all material respects with the requirements of the U.S. Exchange Act, the U.S. Securities Act, applicable accounting standards and the Sarbanes-Oxley Act of 2002 (as amended and including the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”) and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No subsidiary of SMART is or has been required to file any report, form or other document with the SEC.

(ii)

Each of the principal executive officer of SMART and the principal financial officer of SMART (or each former principal executive officer of SMART and each former principal financial officer of SMART, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the U.S. Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither SMART nor any of the SMART Subsidiaries has outstanding any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the U.S. Exchange Act) of SMART or any of the SMART Subsidiaries. SMART is otherwise in compliance, in all material respects, with the applicable provisions of the Sarbanes-Oxley Act.

(k)

Stock Exchange Listings. The Common Shares are listed on the Exchanges and SMART is in compliance, in all material respects, with the policies and requirements of the Exchanges, except as set forth in the Disclosure Letter.

(l)

SMART Public Disclosure Record. The information and statements set out in SMART’s Public Disclosure Record (other than any portion of SMART’s Public Disclosure Record that is forward-looking or relates to projections, estimates or forecasts (“SMART Forward-Looking Information”)) were true, correct, and complete and did not contain any misrepresentation as of the respective dates of such information or statements. With respect to any SMART Forward-Looking Information included in SMART’s Public Disclosure Record, such opinions or views are subject to the qualifications and provisions provided with such SMART Forward-Looking Information and were, at the applicable time, believed to be reasonable at the time they were provided.

(m)	Absence of Certain Changes. Since March 31, 2015, except as set forth in the Disclosure Letter, to the date hereof:

(i)	there has not been a Material Adverse Effect;

(ii)

there has not been any change in the assets, liabilities or financial condition of SMART from the position set out in the SMART Financial Statements that would reasonably be expected to have a Material Adverse Effect;

(iii)	there has not been any change in the business, capital, operations or results of operations of SMART that would reasonably be expected to have a Material Adverse Effect; and

(iv)	there have been no material facts, transactions, events or occurrences which, to the knowledge of SMART, could reasonably be expected to have a Material Adverse Effect.

(n)	Absence of Undisclosed Material Liabilities. Since March 31, 2015, except as set forth in the Disclosure Letter, to the date hereof:

(i)	SMART has conducted its business only in the ordinary and normal course, consistent with past practice; and

(ii)	no liability or obligation of any nature or kind whatsoever (whether absolute, accrued, contingent or otherwise) material to SMART or the SMART Subsidiaries (taken as a whole) has been incurred other than in the ordinary course of business, consistent with past practice.

(o)

Litigation. Except as set forth in the Disclosure Letter, there are no Legal Actions against or involving SMART, any of the SMART Subsidiaries or in respect of their respective businesses, properties or assets (whether in progress or, to the knowledge of SMART, pending, contemplated or threatened), that if adversely determined, would reasonably be expected to have a Material Adverse Effect or to prevent, significantly impede or materially delay the completion of the transactions contemplated hereby and, to the knowledge of SMART, no event has occurred that might reasonably be expected to give rise to any Legal Action. There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Entity, arbitrator or mediator outstanding against SMART that has had or would reasonably be expected to have a Material Adverse Effect or to prevent, significantly impede or materially delay the completion of the transactions contemplated hereby.

(p)	Financial Statements.

(i)

The financial books, records and accounts of SMART and each of the SMART Subsidiaries: (i) have been maintained, in all material respects, in accordance with GAAP, as applicable; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of SMART and the SMART Subsidiaries; and (iv) accurately and fairly reflect the basis of the SMART Financial Statements.

(ii)

The SMART Financial Statements fairly present, in accordance with GAAP at the applicable date, the financial position and condition of SMART at the dates thereof and the results of the operations of SMART for the periods then ended and reflect in accordance with GAAP at the applicable date, all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of SMART as at the dates thereof.

(iii)

SMART does not intend to correct or restate, nor, to the knowledge of SMART, is there any basis for any correction or restatement of, any aspect of any of the SMART Financial Statements. There are no, nor are there any commitments to become a party to, any off-balance sheet transaction, arrangement, obligation (including contingent obligations) or other relationship of SMART or of any of the SMART Subsidiaries with unconsolidated entities or other persons where the result, purpose or effect of such transaction, arrangement obligation or relationship is to avoid disclosure of any material transaction involving, or material liabilities of, SMART or any of the SMART Subsidiaries in SMART’s or such SMART Subsidiary’s financial statements or any other documents filed by SMART under applicable Securities Laws.

(q)

Compliance with Laws. Except as set forth in the Disclosure Letter, SMART and the SMART Subsidiaries have complied, and are in compliance with, all Laws applicable to the operation of their respective businesses, except where non-compliance would not reasonably be expected to have a Material Adverse Effect or prevent, significantly impede or materially delay the ability of SMART to consummate the Arrangement.

(r)

Cease Trade Orders. No Securities Authority has issued any order that is currently outstanding preventing or suspending trading in any securities of SMART and no such proceeding is, to the knowledge of SMART, pending, contemplated or threatened.

(s)

Brokers. Except as set forth in the Disclosure Letter, SMART has not retained any financial advisor, broker, agent or finder, or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, the Arrangement or the transactions contemplated hereby.

(t)

Shareholder Rights Plan. SMART is not a party to any shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Common Shares or other securities of SMART or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement.

(u)

Environment. Except as set forth in the Disclosure Letter and except to the extent that any violation or other matter referred to below in this Section 4.1(u) would not reasonably be expected to have a Material Adverse Effect:

(i)	SMART and the SMART Subsidiaries are not in violation of any Environmental Laws;

(ii)

SMART and the SMART Subsidiaries have, at all times, operated their respective businesses and have received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances without violation of Environmental Laws;

(iii)	there have been no Releases of Hazardous Substances into the Environment by SMART or the SMART Subsidiaries that have not been remedied;

(iv)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of SMART or the SMART Subsidiaries;

(v)	SMART and the SMART Subsidiaries have not received a civil claim or similar demand against SMART or the SMART Subsidiaries respecting a Release;

(vi)	SMART and the SMART Subsidiaries have not failed to report to the proper Governmental Entity the occurrence of any event that was required to be reported under any Environmental Law; and

(vii)

SMART and the SMART Subsidiaries hold all Permits required under any Environmental Laws in connection with the operation of their respective businesses and the ownership and use of the SMART Assets, all such Permits are in full force and effect, and except for notifications and conditions of general application to assets of reclamation obligations under the Laws in each jurisdiction in which they conduct their respective businesses, SMART and the SMART Subsidiaries have not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by them as a condition of continued compliance with any Environmental Laws, or any Permit issued pursuant thereto, or that any Permit referred to above is about to be reviewed, made subject to any limitation or conditions, revoked, withdrawn or terminated.

(v)

Books and Records. The corporate records and minute books, books of account and other records of SMART and the SMART Subsidiaries (whether of a financial or accounting nature or otherwise) have been maintained, in all material respects, in accordance with applicable Laws and prudent business practices and are complete and up-to-date in all material respects.

(w)	Taxes.

(i)

Except as set forth in the Disclosure Letter, all Returns required to be filed by SMART and the SMART Subsidiaries prior to the Effective Date have been duly filed on a timely basis, are true, complete and correct in all material respects.

(ii)

All Taxes shown to be payable on such Returns or on subsequent assessments and reassessments with respect thereto have been paid or will be paid in accordance with the applicable Laws with respect to Taxes.

(iii)

Except as set forth in the Disclosure Letter, SMART and the SMART Subsidiaries have not requested or entered into any agreement or other arrangement or executed any waiver providing for any extension of time: (i) to file any Return covering any Taxes for which they are or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which they are or may be liable; (iii) pursuant to which they are required to pay or remit any Taxes or amounts on account of Taxes; or (iv) pursuant to which any Governmental Entity may assess, reassess or collect Taxes for which they are or may be liable.

(iv)

To the knowledge of SMART, and subject to normal course uncertainties with respect to transfer pricing, SMART and the SMART Subsidiaries have not acquired property from a non-arm’s length person, within the meaning of the Tax Act, for consideration, the value of which is less than the fair market value of the property acquired in circumstances that would subject it to a liability under section 160 of the Tax Act or under any equivalent provisions of any applicable Laws with respect to Taxes.

(v)

Except as set forth in the Disclosure Letter, SMART has paid or provided adequate accruals in the SMART Financial Statements for Taxes, including income taxes and related future taxes, in accordance with GAAP at the applicable date.

(vi)

Except as set forth in the Disclosure Letter, no material deficiencies exist or have been asserted in respect of SMART or the SMART Subsidiaries with respect to Taxes. Except as set forth in the Disclosure Letter, SMART and the SMART Subsidiaries are not a party to any action or proceeding for assessment, reassessment or collection of Taxes, nor, to the knowledge of SMART, has such event been asserted or threatened against SMART, the SMART Subsidiaries or any of the SMART Assets.

(vii)

Except as set forth in the Disclosure Letter, since April 1, 2010, the Returns of SMART and the SMART Subsidiaries have never been audited by a Governmental Entity, nor is any such audit, assessment, reassessment, claim, action, suit, investigation or proceeding in process or, to the knowledge of SMART, pending or threatened, which resulted in or could result in a claim for Taxes owing by SMART or the SMART Subsidiaries, except where such audit, assessment, reassessment, claim, action, suit, investigation or proceeding would not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect. SMART and the SMART Subsidiaries have withheld all Taxes required to be withheld by applicable Laws and has paid or remitted on a timely basis, the full amount of any Taxes which have been withheld to the applicable Governmental Entity except where such withholding, payment or remittance would not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect.

(viii)	SMART is a “taxable Canadian corporation” as defined in section 89(1) of the Tax Act.

(ix)	SMART is not a “non-resident” of Canada within the meaning of the Tax Act.

(x)

Neither SMART nor the SMART Subsidiaries are a party to any tax sharing agreement, tax indemnification agreement or other agreement or arrangement relating to Taxes with any person. Neither SMART nor the SMART Subsidiaries have any material liability for the Taxes of any other person under any applicable Law, as a transferee or successor, by contract or otherwise.

(x)

No Guarantees. Except for indemnity agreements with its directors, officers and employees and as contemplated by the bylaws of SMART and applicable Laws, standard indemnity agreements in respect of financial services (including credit facilities) and underwriting and agency agreements and indemnities provided in the ordinary course to third parties, SMART and the SMART Subsidiaries are not a party to or bound by any agreement, guarantee, indemnification, endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person.

(y)	Intellectual Property. Except as set forth in the Disclosure Letter, and except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect:

(i)

Excluding commercially available, off-the-shelf software licenses that do not involve annual payments in excess of $10,000 or aggregate payments in excess of $50,000 for all licenses or users, Schedule “D” sets out an accurate and complete list and description of:

(A)	all active registrations and applications for registration within the Owned IP;

(B)

any Trademarks, Inventions, Works, Domain Names and Designs of SMART and the SMART Subsidiaries: (i) which would reasonably be expected to be material to the Business, or operations or value of SMART and the SMART Subsidiaries (taken as a whole); and (ii) with respect to which an application for registration has not yet been filed;

(C)	all Licensed IP and related Licence Agreements which would reasonably be expected to be material to the Business, or operations or value of SMART and the SMART Subsidiaries (taken as a whole); and

(D)

trade secrets of SMART and the SMART Subsidiaries relating to their respective goods and services which would reasonably be expected to be material to the Business, or operations or value of SMART and the SMART Subsidiaries (taken as a whole);

including sufficient particulars to identify each applicable Intellectual Property Right set out in (y)(i) (A), (B) and (C) above, its respective owner, as well as the jurisdictions and particulars of all registrations of, and applications for registration of, any Intellectual Property Rights in the Owned IP made by SMART, any SMART Subsidiary or any of their respective affiliates, as applicable. Except as otherwise stated in Schedule “D”, all applications and registrations for the Owned IP are in good standing within the applicable intellectual property office (including payment of all relevant fees and responses to office actions and proceedings). Except as otherwise stated in Schedule “D”, no deadlines for such applications and registrations have been missed as of the Closing Date and, to the best of the knowledge of SMART, no deadlines, except as set forth in the Disclosure Letter, will arise in relation to those applications or registrations within 90 days after the Closing Date. Except as otherwise stated in Schedule “D”: (i) the registrations of the Intellectual Property Rights within the Owned IP listed in Schedule “D” are subsisting, and to the knowledge of SMART, valid and enforceable against third parties; and (ii) the applications for registration of the Intellectual Property Rights within the Owned IP listed in Schedule “D” are, to the knowledge of SMART, valid and subsisting;

(ii)

on or before the Closing Date, SMART, the SMART Subsidiaries or any of their respective affiliates will be the only persons to have any right of title and ownership interest, legal or beneficial, in any of the Owned IP, all of which will be owned by SMART, the SMART Subsidiaries or any of their respective affiliates, as applicable, on the Closing Date free and clear of any encumbrances, liens or security interests. No consent of any Person is necessary to make, construct, use, reproduce, translate, license, sell, modify, update, enhance or otherwise exploit any Owned IP. All Originating Persons have, by operation of law or written agreement, transferred to SMART all Intellectual Property Rights, and waived all moral rights, that any of them may have enjoyed with respect to any Owned IP to which they contributed;

(iii)

to the knowledge of SMART, no person, other than the inventors named in the patents listed on Schedule “D”, contributed to the design, concept, or reduction to practice of the subject matter claimed in the patents listed on such Schedule;

(iv)

except as disclosed in Schedule “D”, none of SMART, any SMART Subsidiary or any of their respective affiliates has assigned any interest in any Intellectual Property Rights that were previously owned by SMART, any SMART Subsidiary or any of their respective affiliates, as applicable, to any Person or granted any Person an interest in any Owned IP by way of a royalty-based license agreement in the last two (2) years;

(v)

the Technical Information, Licensed IP and Owned IP are sufficient to conduct the Business as it is currently operated, conducted or maintained. Without limitation, except for the Licensed IP, there is no Intellectual Property or associated Intellectual Property Right owned or controlled by any Third Party that is necessary (1) to conduct the Business as it is currently operated, conducted and maintained, or (2) to operate, commercialize or otherwise take the full benefit of the Owned IP;

(vi)

except as disclosed in Schedule “D” or except in respect of Trademarks the use of which has been discontinued in the ordinary course of business, each registered Trademark forming part of the Owned IP is used in its jurisdiction of registration, in association with all goods and services for which it is registered and in the form appearing in the applicable registration, and has, to SMART’s knowledge, been used with sufficient continuity in association with those goods and services and in that form, and any use by any licensee of any Trademark has been controlled and enforced by SMART, any SMART Subsidiary or any of their respective affiliates, as applicable, so as to avoid any abandonment, cancellation, expungement or other such challenge against that Trademark associated with non-continuous use or otherwise in each applicable jurisdiction;

(vii)

SMART has entered into agreements pursuant to which SMART has been granted all licenses, rights and permissions to use, reproduce, translate, sub-license, sell, modify, update, enhance or otherwise exploit the Licensed IP to the extent required to conduct, operate or maintain all aspects of the Business as it is currently and has been historically conducted, operated and maintained (including, to the extent required, the right to incorporate the Licensed IP into the Owned IP and to create and own derivatives and modifications of the Licensed IP) (the “Licence Agreements”). Except as disclosed in the Schedule “D”, to the knowledge of SMART:

(A)	all Licence Agreements are enforceable, and in full force and effect and neither SMART, nor any licensor is in default of its obligations under any Licence Agreement;

(B)	no licensor of any Licensed IP is involved in an insolvency, bankruptcy or similar proceeding or has had a receiver appointed; and

(C)	the rights licensed under each Licence Agreement will be enforceable by SMART on and after the Closing to the same extent as prior to the Closing;

(viii)	except as set forth in Schedule “D”:

(A)

there are no claims against SMART, any SMART Subsidiary or any of their respective affiliates that were either made or are presently pending, or to the knowledge of SMART, threatened, asserting the invalidity, misappropriation, or unenforceability of any of the Owned IP or Licensed IP or challenging the ownership thereof;

(B)

to the knowledge of SMART, none of SMART, any SMART Subsidiary or any of their respective affiliates has infringed, misappropriated or otherwise conflicted with, and the operation of the Business as currently and historically operated, conducted or maintained, does not infringe, misappropriate or conflict with, any Intellectual Property Rights of other Persons, and SMART is not aware of any facts which would indicate a likelihood of any of the foregoing, and none of SMART, any SMART Subsidiary or any of their respective affiliates has received any notices regarding any of the foregoing (including any demands or offers to license any Intellectual Property Rights from any other Person, regardless of whether SMART has determined that any such claim is or is not meritorious);

(C)

to the knowledge of SMART, no third party has infringed, misappropriated or otherwise conflicted with any of the Owned IP. The completion of the transactions contemplated herein will not impair any right, title or interest of SMART in or to any Owned IP; and

(D)

except as set forth in the Disclosure Letter, there are no outstanding orders, judgments, rulings, decrees, stipulations, and to SMART’s knowledge, there are no covenants not to sue, or agreements (including any funding or facilities agreements or grants from any college, university, or Governmental Entity) relating to any of the Owned IP or Licensed IP that restrict: (a) the current conduct of the Business; (b) the enforcement of any Intellectual Property Rights included in the Owned IP; (c) the use, exercise, practise, or other exploitation of any Owned IP or, to SMART’s knowledge, any Licensed IP by SMART, except for such restrictions set forth in the Licence Agreements, as applicable; or (d) the authorized use, exercise, practise, or other exploitation of any Owned IP, or the authorized use, exercise, practise, or other exploitation of any Licensed IP, by SMART’s customers, distributors or other licensees.

(ix)	Schedule “D” sets forth:

(A)

an accurate and complete description of all software comprising Owned IP that includes or incorporates any Open Source Software, identifies the Open Source Software so included or incorporated with respect to each item of software, and identifies the relevant open source license agreements associated with such Open Source Software; and

(B)	SMART’s official policy with respect to Open Source Software (the “Open Source Policy”).

To the knowledge of SMART: (i) none of SMART, any SMART Subsidiary, or any of their respective affiliates has breached the terms of any Open Source Software license agreement; and (ii) no Open Source Software has ever been incorporated in any software comprising Owned IP for which the Open Source Software license terms may require the delivery or disclosure to a third party of any software source code that SMART considers to be a trade secret or confidential information.

(z)	Material Contracts.

(i)

Section 3.1(z)(i) of the Disclosure Letter sets out a complete and accurate list of all Material Contracts. True and complete copies of the Material Contracts have been disclosed in the Due Diligence Materials, and such Material Contracts have not been amended, revised or restated since such disclosure.

(ii)

Each Material Contract is legal, valid, binding and in full force and effect and is enforceable by SMART or a SMART Subsidiary, as applicable, in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity).

(iii)

Except as set forth in the Disclosure Letter, SMART and each of the SMART Subsidiaries has performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and neither SMART nor any of the SMART Subsidiaries is in material breach or default under any Material Contract, nor does SMART have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default.

(iv)

Except as set forth in the Disclosure Letter, to the knowledge of SMART, neither SMART nor any of the SMART Subsidiaries has received any written notice of any material breach or default under nor, to the knowledge of SMART, does there exist any condition which with the passage of time or the giving of notice or both would result in such a material breach or default under any such Material Contract by any other party to a Material Contract.

(v)

Except as set forth in the Disclosure Letter, as of the date of this Agreement, none of SMART or any of the SMART Subsidiaries has received any written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with SMART or with any of the SMART Subsidiaries, and, to the knowledge of SMART, no such action has been threatened.

(vi)

Except as set forth in the Disclosure Letter, the execution, delivery and performance by SMART of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not require any consent by any person under any of the Material Contracts.

(aa)	Employment Matters.

(i)

Except as set out in the SMART Employee Agreements, except as set forth in the Disclosure Letter, and except as set out in Section 3.1(aa)(ii) with respect to the SMART Equity Incentive Plan, neither SMART nor any of the SMART Subsidiaries is a party to or bound or governed by (A) any change of control agreement with any SMART Employee or (B) any written or oral agreement, arrangement or understanding, in each case providing for any retention, severance or termination compensation or benefits to any SMART Employee that would be triggered by the Arrangement or the transactions contemplated hereby.

(ii)

As of the date hereof, other than 520,763 SMART Options, 150,103 SMART RSUs, 21,997 SMART DSUs and 252,700 SMART PSUs, there are no outstanding stock appreciation rights, equity, equity-based, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to any director, officer or employee of SMART or the SMART Subsidiaries and which are based upon the revenue, value, income or any other attribute of SMART or the SMART Subsidiaries and which are based upon the revenue, value, income or any other attribute of SMART, the SMART Subsidiaries, or any of them. A correct and complete list as of the date of this Agreement of all SMART Options, SMART RSUs, SMART PSUs and SMART DSUs, including the date of grant, term, ,number and, where applicable, exercise price and vesting schedule, is set forth in the Disclosure Letter. The SMART Equity Incentive Plan previously provided to the Purchaser contains all information concerning whether the vesting of any SMART Options, SMART RSUs, SMART PSUs and SMART DSUs will be accelerated by the execution of this Agreement or consummation of the transactions contemplated hereby or by termination of employment or change of position following consummation of the transactions contemplated hereby, other than as contained in the SMART Employee Agreements.

(iii)

Copies of all SMART Employee Agreements were made available to Purchaser in the electronic data room titled “Project Scholar” (except for Offer Letters, for which templates have been provided) three business days or more prior to the date of this Agreement. Neither SMART nor any of the SMART Subsidiaries is party to or bound or governed by any written employment agreement regarding the termination of employment other than the SMART Employee Agreements.

(iv)

No trade union, labour union or organization, bargaining agent or any other person holds bargaining rights with respect to any of the SMART Employees by way of certification, interim certification, voluntary recognition, or succession rights, or has applied or threatened to apply to be certified as the bargaining agent of any SMART Employees. There are no ongoing, or to the knowledge of SMART threatened, union organizing activities involving any SMART Employee. There is no labour strike, formal dispute, work slowdown or stoppage ongoing or, to the knowledge of SMART, threatened against SMART, and no such event has occurred within the last three years.

(v)

The following information has been disclosed in the Disclosure Letter in respect of each SMART Employee, whether actively at work or not: salaries, wage rates, commissions, bonus arrangements, position, status as full time or part time employee, status as active or not and cumulative length of service.

(vi)

A list of all of the positions for which independent contractor have been engaged by SMART or any of the SMART Subsidiaries is set forth in the Disclosure Letter, and such list includes all such contractors’ organization name, location and latest hire date. Neither SMART nor any of the SMART Subsidiaries has received any written notice from any Governmental Entity disputing the classification of any independent contractor as such.

(vii)

There are no material outstanding assessments, penalties, fines, Liens, charges, surcharges or other amounts due or owing pursuant to any workplace safety and insurance Laws and SMART has not been reassessed in any material respect under such Laws during the past three years and no audit of SMART is currently being performed pursuant to any applicable workplace safety and insurance Laws.

(viii)

There are no charges ongoing under applicable occupational health and safety Laws (“OHSA”) and SMART has complied in all material respects with any orders issued under OHSA and there are no appeals of any orders under OHSA currently outstanding.

(ix)

SMART and the SMART Subsidiaries are in material compliance with all applicable Laws relating to labour and employment, including those relating to wages, hours, collective bargaining, occupational health and safety, hazardous materials, employment standards, fair employment practices, immigration, terms and conditions of employment, plant closings, pay equity and workers’ compensation. All amounts due and payable by SMART or any SMART Subsidiary to any SMART Employee or independent contractor have been paid in full and all amounts accruing due to same have been reflected in the financial records of SMART.

(x)	The Employee Obligations shall not exceed the amount set forth in the Disclosure Letter.

(xi)

All contributions and premiums required to be paid to all statutory plans which SMART is required to comply with, including the Canada Pension Plan and plans administered pursuant to applicable provincial health tax, workers compensation and federal employment insurance Laws have been paid by SMART in accordance with applicable Law.

(xii)	Section 3.1(aa)(xii) of the Disclosure Letter sets out a complete and accurate list of all SMART Plans and all such SMART Plans are in good standing as of the date hereof.

(xiii)	None of the SMART Subsidiaries has any outstanding employment, benefit, health, welfare or other plans analogous to the SMART Plans.

(bb)

Shareholders’ and Similar Agreements. Neither SMART nor any of the SMART Subsidiaries is subject to, or affected by, any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any of the securities of SMART or of any of the SMART Subsidiaries or pursuant to which any person other than SMART or any of the SMART Subsidiaries may have any right or claim in connection with any existing or past equity interest in SMART or in any of the SMART Subsidiaries.

(cc)	Disclosure Controls and Internal Control over Financial Reporting.

(i)

SMART has established and maintains a system of disclosure controls and procedures (as such term is defined in (i) National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and (ii) Rules 13a-15 and 15d-15 of the U.S. Exchange Act) that are designed to provide reasonable assurance that information required to be disclosed by SMART in its annual filings or interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by SMART in its annual filings, interim filings or other reports filed or submitted under Securities Laws are accumulated and communicated to SMART’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(ii)

SMART has established and maintains a system of internal control over financial reporting (as such term is defined in (i) National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and (ii) Rule 13a-15 of the U.S. Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(iii)

To the knowledge of SMART and except as set forth in the Disclosure Letter, there is no significant deficiency (as such term is defined by the Public Company Accounting Oversight Board)_or material weakness (as such term is defined (i) in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and (ii) by the Public Company Accounting Oversight Board) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of SMART.

(dd)

Auditors. The auditors of SMART are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of SMART.

(ee)	Related Party Transactions. Except as set forth in the Disclosure Letter, neither SMART nor any of the SMART Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, SMART or any of the SMART Subsidiaries or any of their respective affiliates or associates (except for amounts due in the ordinary course or pursuant to any Law or Contract such as salaries, bonuses, director’s fees, amounts owing under any contracting agreement with any such independent contractor or the reimbursement of ordinary course expenses). Except as disclosed in in the Disclosure Letter, and with respect to intercompany loans between SMART and any of the SMART Subsidiaries or between any of the SMART Subsidiaries, there are no Contracts (other than employment arrangements, independent contractor arrangements, or other terms of engagement) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of SMART or any of the SMART Subsidiaries, or any of their respective affiliates or associates.

(ff)	Authorizations and Licenses.

(i)

SMART and each of the SMART Subsidiaries own, possess or have obtained all Authorizations that are required by Law in connection with the operation of the business of SMART and of each of its Subsidiaries as presently conducted, or in connection with the ownership, operation or use of the assets of SMART and the SMART Subsidiaries, except where the failure to own, possess or obtain any such Authorization would not, individually or in the aggregate, have a Material Adverse Effect.

(ii)

SMART or the SMART Subsidiaries, as applicable, lawfully hold, own or use, and have complied with, all such Authorizations, except as would not, individually or in the aggregate, have a Material Adverse Effect. Each Authorization is valid and in full force and effect, and is renewable by its terms or in the ordinary course, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(iii)

No action, investigation or proceeding is, to the knowledge of SMART, pending in respect of or regarding any such Authorization and none of SMART or any of the SMART Subsidiaries has received notice of revocation, non-renewal or material amendments of any such Authorization, or of the intention of any person to revoke, refuse to renew or materially amend any such Authorization.

(gg)

Personal Property. SMART and/or the SMART Subsidiaries have good title to all material personal property of any kind or nature which SMART or any of the SMART Subsidiaries purports to own, free and clear of all Liens (other than Permitted Liens), except as would not, individually or in the aggregate, have a Material Adverse Effect. SMART and the SMART Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal property leased by and material to SMART or any of the SMART Subsidiaries as used, possessed and controlled by SMART or the SMART Subsidiaries, as applicable, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(hh)	Real Property.

(i)

The Disclosure Letter sets forth a correct and complete list of (i) all real property owned by SMART or the SMART Subsidiaries (collectively, the “Owned Properties”) and the registered and beneficial owners thereof (including a list of all co-tenants or co-owners and their respective interests in such Owned Properties) and (ii) all real property leased, subleased or licensed by SMART or the SMART Subsidiaries (collectively, the “Leased Properties,” and together with the Owned Properties, the “SMART Properties”). Except as set forth in the Disclosure Letter, there is no real property for which SMART or the SMART Subsidiaries has a Contract to buy, lease or sublease at some future date.

(ii)

SMART or the SMART Subsidiaries (i) has good and marketable title in fee simple to the Owned Properties, (ii) has a valid and subsisting leasehold interest in the Leased Properties, in each case free and clear of any Liens (other than Permitted Liens) as necessary to permit the operation of SMART’s current business, as it is now being conducted.

(iii)

None of SMART and the SMART Subsidiaries has received written notice that any certificate, permit or license from any Governmental Entity having jurisdiction over any of the SMART Properties or any agreement, easement or other right of any unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the SMART Properties is not in full force and effect or of any pending written threat of modification or cancellation of any of same.

(iv)

None of SMART or any of the SMART Subsidiaries has received any written notice to the effect that any condemnation, expropriation or rezoning proceedings are pending with respect to any of the SMART Properties.

(v)

As of the date hereof, SMART and the SMART Subsidiaries have not received written notification from any Governmental Entity to complete any alteration, repair, improvement or other work in respect of the SMART Properties which has not been completed.

(vi)

Except as set forth in the Disclosure Letter, to the knowledge of SMART, there are no material repairs or replacements that are necessary with respect to the SMART Properties and the SMART Properties are in a good state of repair and operating order having regard to their age and the use to which they are put and are in material compliance with Law.

(vii)

To the knowledge of SMART (i) SMART and the SMART Subsidiaries have complied with all of its obligations under the Permitted Liens, and (ii) the buildings located on the SMART Properties are located wholly within the boundaries of the applicable SMART Property and there are no improvements on any adjoining lands not owned by the SMART or the SMART Subsidiaries that encroach onto the SMART Properties.

(viii)

There are no agreements, options, Contracts, rights of first refusal, or commitments to sell, transfer or otherwise dispose of any SMART Properties or which would restrict the ability of SMART to directly or indirectly transfer its legal and/or beneficial interest in and to the whole or any part of any of the SMART Properties.

(ix)

The Disclosure Letter sets out a correct and complete listing of all mortgages and the documents secured thereunder affecting the SMART Properties as at the date hereof and such mortgages and the documents secured thereunder and constitute the “Current Mortgages” hereunder. Neither SMART nor any of the SMART Subsidiaries is in material breach or default under any of the Current Mortgages, nor does SMART have any knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default.

(x)

Except as described in the Disclosure Letter, there are no leases, tenancies, licenses or other arrangements under which any other party has a right to occupy any part of the SMART Properties other than pursuant to residency agreements and leases reflected in the unit rosters and rent rolls, as applicable.

(xi)

The SMART Properties are serviced by all usual municipal, private and public utility services and facilities including water, hydro, telephone, storm sewers and sanitary sewers and have legal access to a public roadway.

(xii)	With respect to each of the Leased Properties, SMART and the SMART Subsidiaries are in compliance in all material respects with their obligations under the leases and have received no written notice of default by the other parties thereto except as set forth in the Disclosure Letter.

(xiii)

To the knowledge of SMART, no event has occurred that would permit a construction/mechanic’s lien to be properly perfected prior to, at, or after the Effective Time nor to the knowledge of SMART has any person acquired similar rights under Law other than in the ordinary course or as set forth in the Disclosure Letter.

(ii)	Insurance.

(i)

SMART and each of the SMART Subsidiaries is insured by reputable third party insurers with reasonable and prudent policies appropriate for the size and nature of the business of SMART and the SMART Subsidiaries and their respective assets, including a sufficient level of insurance necessary to comply with the terms and conditions of its Authorizations and the Material Contracts.

(ii)

To the knowledge of SMART, each material insurance policy currently in effect that insures the physical properties, business, operations and assets of SMART and the SMART Subsidiaries is valid and binding and in full force and effect and there is no material claim pending under any such policies as to which coverage has been questioned, denied or disputed. Except as set forth in the Disclosure Letter, there is no material claim pending under any insurance policy of SMART or of any of the SMART Subsidiaries that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims. All material proceedings covered by any insurance policy of SMART or of any of the SMART Subsidiaries have been properly reported to and accepted by the applicable insurer.

(jj)

Due Diligence Materials. With the exception of forecasts, projections or estimates, the information in the Due Diligence Materials (other than information prepared by third parties) was accurate in all material respects as at the respective dates as stated therein and, to the knowledge of SMART, the information in the Due Diligence Materials prepared by third parties was accurate in all material respects as at the respective dates as stated therein, or, if any such information was undated, as of the date of delivery to the website. Any portion of the information in the Due Diligence Materials which constitute forecasts, projections or estimates (i) prepared by management were prepared using assumptions which, in the opinion of management of SMART are (or were at the time of preparation) reasonable in the circumstances; and (ii) prepared by third parties were, to the knowledge of SMART, prepared using assumptions which, in the opinion of management of SMART are (or were at the time of preparation) reasonable in light of the circumstances.

(kk)

Collateral Benefits. Except as set forth in the Disclosure Letter, no person will receive a “collateral benefit” (within the meaning of MI 61-101) from SMART or any of the SMART Subsidiaries as a consequence of the transactions contemplated by this Agreement.

(ll)

Money Laundering. The operations of SMART and of each of the SMART Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and money laundering Laws and the rules and regulations thereunder and any related or similar Laws, rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity relating to money laundering (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Entity involving SMART or any of the SMART Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of SMART, threatened.

(mm)	Anti-Corruption. Neither SMART nor any of the SMART Subsidiaries, nor to the knowledge of SMART, any of its or their respective directors, executives, officers, representatives, agents or employees has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act or any applicable Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

4.2	Survival of Representations and Warranties

The representations and warranties of SMART contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time. This Section 4.2 shall not limit any undertaking, obligation, covenant or agreement of whatever nature of SMART which, by its terms, contemplates performance after the Effective Time or date on which this Agreement is terminated, as the case may be.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES

5.1	Representations and Warranties of the Purchaser Parties

The Purchaser Parties hereby represent and warrant to SMART as follows and acknowledges that SMART is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)

Incorporation. AcquisitionCo is a corporation duly incorporated under the laws of the Province of New Brunswick and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now being conducted.

(b)

Authority Relative to this Agreement. Each of AcquisitionCo and the Purchaser has the requisite power and authority to enter into this Agreement and any agreement ancillary hereto and to carry out its obligations hereunder. The execution and delivery of this Agreement by each of AcquisitionCo and the Purchaser and the consummation by the Purchaser Parties of the transactions contemplated by this Agreement and any agreement ancillary hereto has been duly authorized by the board of directors of AcquisitionCo and the Purchaser, respectively, and no other proceedings on the part of the Purchaser Parties are necessary to authorize the execution and delivery by the Purchaser Parties of this Agreement or any agreement ancillary hereto and the consummation by the Purchaser Parties of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by each of AcquisitionCo and the Purchaser and constitutes a legal, valid and binding obligation of each of AcquisitionCo and the Purchaser enforceable against each of AcquisitionCo and the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights generally and to general principles of equity.

(c)

No Violations. None of the execution and delivery of this Agreement by the Purchaser Parties, the consummation of the transactions contemplated hereby or compliance by the Purchaser Parties with any of the provisions hereof will:

(i)

violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any of the terms, conditions or provisions of the articles and by-laws or other constating documents of AcquisitionCo; or

(ii)	violate any Law applicable to the Purchaser Parties or any of their respective properties or assets or cause the suspension or revocation of any Permit currently in effect.

Other than in connection with or in compliance with the provisions of Securities Laws and the rules of the Exchanges, (i) there is no legal impediment to the Purchaser Parties’ consummation of the transactions contemplated hereby and (ii) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required of the Purchaser Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a material adverse effect on the ability of the Purchaser Parties to consummate the transactions contemplated hereby.

(d)

Litigation. As of the date hereof, there are no Legal Actions pending, or, to the knowledge of AcquisitionCo threatened, against AcquisitionCo, nor is AcquisitionCo subject to any outstanding judgment, order, writ or decree that, either individually or in the aggregate, is reasonably likely to prevent, significantly impede or materially delay the consummation of the Arrangement or the transactions contemplated hereby.

(e)

AcquisitionCo Business. AcquisitionCo does not carry on any active business and will not carry on any active business prior to the Effective Time other than to effect the transactions contemplated hereby.

(f)

Brokers. Except for Moelis & Company, Purchaser has not retained any financial advisor, broker, agent or finder, or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, the Arrangement or the transactions contemplated hereby.

(g)	Capitalization. The authorized capital of AcquisitionCo consists of an unlimited number of common shares.

(h)

Financing. The Purchaser has, and at the Effective Time the Purchaser Parties will have, available to them sufficient funds to satisfy the aggregate Cash Consideration payable by AcquisitionCo pursuant to the Arrangement in accordance with the terms of this Agreement and the Plan of Arrangement.

5.2	Survival of Representations and Warranties

The representations and warranties of the Purchaser Parties contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time. This Section 4.2 shall not limit any undertaking, obligation, covenant or agreement of whatever nature of AcquisitionCo which, by its terms, contemplates performance after the Effective Time or date on which this Agreement is terminated, as the case may be.

ARTICLE VI

COVENANTS OF THE PARTIES

6.1	Covenants of SMART Regarding the Conduct of Business

SMART covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time or the time that this Agreement is terminated in accordance with its terms, unless Purchaser shall otherwise consent in writing, such consent not to be unreasonably withheld, conditioned or delayed, or except as is otherwise expressly permitted or contemplated by this Agreement, the Plan of Arrangement or as is otherwise required by applicable Law:

(a)

the businesses of SMART and the SMART Subsidiaries shall, in all material respects, be conducted in the ordinary course of business consistent with past practice, in a proper and prudent manner, in accordance with good industry practice and applicable Laws, and SMART shall use its reasonable commercial efforts to maintain and preserve its and the SMART Subsidiaries’ business organization, assets, properties, employees, goodwill and business relationships and where it is an operator of any property, operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such properties;

(b)	SMART shall not, and shall not permit any of the SMART Subsidiaries to, directly or indirectly:

(i)	amend SMART’s Organizational Documents or the respective formation and organizational documents of any of the SMART Subsidiaries, except in connection with the SMART Share Consolidation;

(ii)

declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Common Shares or any other securities of SMART or any SMART Subsidiary that is not, directly or indirectly, wholly-owned by SMART;

(iii)	adjust, split, combine, subdivide or redeem, purchase or otherwise acquire, or reclassify, its securities, except in connection with the SMART Share Consolidation;

(iv)

issue, grant, deliver, sell, transfer or cause or permit (to the extent permission from SMART or any SMART Subsidiary is required) a Lien (other than a Permitted Lien) to be created on, or agree to issue, grant, sell or cause or permit (to the extent permission from SMART or any SMART Subsidiary is required) a Lien (other than a Permitted Lien) to be created on any securities of SMART or the SMART Subsidiaries or securities convertible into or exchangeable, redeemable or exercisable for, or otherwise evidencing a right to acquire, securities of SMART or any of the SMART Subsidiaries, other than the issuance of Common Shares issuable pursuant to the terms of the outstanding SMART Options;

(v)

redeem, purchase or otherwise acquire or subject to a Lien any of its outstanding securities or securities convertible or exchangeable into or exercisable for any such securities, unless otherwise required by the terms of such securities or under a normal course issuer bid;

(vi)	amend or modify the terms of any of its securities;

(vii)	adopt a plan of liquidation or resolution providing for the winding-up, liquidation or dissolution of SMART or any of the SMART Subsidiaries, except as set forth in the Disclosure Letter;

(viii)	amend its existing accounting policies, practices, methods and principles or adopt new accounting policies, in each case except as required in accordance with GAAP;

(ix)	reduce its stated capital; or

(x)	authorize or propose any of the foregoing, or enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)	SMART shall promptly notify Purchaser in writing of:

(i)

any Governmental Entity or third party filings, complaints, suits, actions, investigations or hearings (or communications from Governmental Entities or third parties in respect of the foregoing or indicating that the same may be contemplated) in respect of SMART, the SMART Subsidiaries or the SMART Assets;

(ii)	any notice or other communication from any material supplier, marketing partner, customer, distributor or reseller that is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationships with SMART or any of the SMART Subsidiaries;

(iii)	all new matters relating to Legal Actions against or involving SMART or the SMART Subsidiaries, including those set forth in the Disclosure Letter;

(iv)	any circumstance or development that, to the knowledge of SMART, would have a Material Adverse Effect; and

(v)	any change in any fact set forth in the Disclosure Letter or in SMART’s Public Disclosure Record;

provided that the delivery of any such notification shall not modify, amend or supersede any disclosure in the Disclosure Letter or any representation or warranty of SMART contained in this Agreement or in any certificate or other instrument delivered in connection herewith and will not affect any right of AcquisitionCo or Purchaser hereunder;

(d)

SMART will, in all material respects, conduct itself so as to keep the Purchaser Parties fully informed as to the material decisions required to be made or actions required to be taken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party for which a waiver could not be obtained;

(e)

SMART shall not, and shall not permit any of the SMART Subsidiaries to, reorganize, amalgamate or merge with or any other person that is not SMART or a SMART Subsidiary, or restructure, reorganize or liquidate or otherwise enter into any agreements or arrangements imposing materials changes or restrictions on the SMART Assets, its operations or business, except as set forth in the Disclosure Letter;

(f)	SMART shall not, and shall not permit any of the SMART Subsidiaries to, directly or indirectly:

(i)

transfer, sell, pledge, lease, license, mortgage, divest, cancel, abandon, encumber, dispose of or cause or permit a Lien (other than a Permitted Lien) to be created on any SMART Assets, except: (A) in the ordinary course of business consistent with past practice, (B) with respect to the sale of obsolete assets, or (C) pursuant to Contracts in effect prior to the date of this Agreement that have been disclosed in the Disclosure Letter.

(ii)

(A) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any person or division thereof or any property or asset, (B) make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any property or asset or (C) enter into or extend any option to acquire, or exercise an option to acquire, any properties or assets of any other person, if any of the foregoing would be material to SMART and the SMART Subsidiaries (taken as a whole) and is otherwise not in the ordinary course of business consistent with past practice;

(iii)

except as set forth in the Disclosure Letter, (A) incur any Indebtedness (other than (1) to pay legal and Financial Advisor fees in respect of the Arrangement, (2) to pay the Employee Obligations, (3) any other capital expenditures agreed to by Purchaser prior to the date hereof that are set forth in Schedule 5.1(F)(IV) to the Disclosure Letter and (4) any Indebtedness incurred under SMART’s existing credit facilities or, incurred to replace, renew, extend, refinance or refund any existing Indebtedness), (B) issue any debt securities, (C) assume, endorse, guarantee or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances, other than in the ordinary course of business or (D) provide any guarantee of the obligations of any person (including any officer, director or SMART Employee);

(iv)

make or commit to make capital expenditures other than in accordance with SMART’s capital budget as set forth in Schedule 5.1(F)(IV) to the Disclosure Letter, or any other capital expenditures agreed to by Purchaser prior to the date hereof that are set forth in Schedule 5.1(F)(IV) to the Disclosure Letter;

(v)

take any action inconsistent with this Agreement or that would (A) prevent, materially impede or significantly delay the completion of the transactions contemplated hereby or (B) cause any of the representations or warranties set forth in Article IV [Representations and Warranties of SMART] to be untrue in any material respect as of the Effective Time;

(vi)

pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the SMART Financial Statements;

(vii)

waive, release, grant or transfer any rights of material value (including with respect to the exercise of pre-emptive rights in respect of the SMART Assets, SMART Leases, or any other rights or claims);

(viii)	enter into a new line of business; or

(ix)	authorize or propose any of the foregoing, or enter into, modify or terminate any Contract to do any of the foregoing;

(g)	SMART shall not, and shall not permit any of the SMART Subsidiaries to, directly or indirectly:

(i)

enter into any Contract with respect to the purchase, sale, disposition or development of any asset, including any joint venture or similar arrangement, outside the ordinary course of business or that would impose payment or other obligations on SMART or any of the SMART Subsidiaries in excess of $100,000 in the aggregate, except in relation to the capital expenditures (A) in respect of SMART’s approved capital budget as set forth in Schedule 5.1(F)(IV) to the Disclosure Letter or (B) agreed to by Purchaser prior to the date hereof that are set forth in Schedule 5.1(F)(IV) to the Disclosure Letter;

(ii)

enter into any Contract or series of Contracts resulting in a new Contract or series of related new Contracts that would result in any Contract having a term in excess of 12 months and that would not be terminable by SMART or the SMART Subsidiaries upon notice of 90 days or less from the date of the relevant Contract, or that would impose payment or other financial obligations on SMART or the SMART Subsidiaries in excess of $250,000, except in relation to the capital expenditures (A) in respect of SMART’s approved capital budget as set forth in Schedule 5.1(F)(IV) to the Disclosure Letter or (B) agreed to by Purchaser prior to the date hereof that are set forth in Schedule 5.1(F)(IV) to the Disclosure Letter;

(iii)

enter into any Contract that would limit or otherwise restrict SMART or any of the SMART Subsidiaries or any of their respective successors, or that would, after the Effective Time, limit or otherwise restrict AcquisitionCo or any of its affiliates or successors, from engaging or competing in their line of business in any geographic area;

(iv)	waive, release or amend in any respect (A) any existing contractual rights in respect of or relating to Material Contracts, or (B) any other legal rights or claims; or

(v)	terminate or cancel any Material Contract not otherwise contemplated in this Section 6.1(g);

(h)

except as set forth in the Disclosure Letter, or as is necessary to comply with applicable Laws or the SMART Plans or Contracts in effect prior to the date of this Agreement that have been disclosed in the Disclosure Letter, SMART shall not, and shall not permit any of the SMART Subsidiaries to:

(i)	grant any general salary increase;

(ii)

take any action with respect to the increase in, or amendment or grant of, any change of control, severance, retention or termination pay policies or arrangements (other than agreeing to the waiver of any change of control payments arising under the SMART Employee Agreements in connection with the transactions contemplated hereby);

(iii)	enter into or modify any employment agreement with any officer, director or other SMART Employee or enter into any agreements with any consultants that are not terminable with 30 days or less notice;

(iv)	adopt, enter into, agree to or become bound by any policy or arrangement that would be a SMART Plan if in existence on the date hereof;

(v)	terminate, waive its rights under, amend or make any contribution to, or otherwise fund, any SMART Plan;

(vi)

change any actuarial or other assumptions used to calculate funding obligations with respect to any SMART Plan or change the manner in which contributions to such plans are made or determined, except as may be required by GAAP or applicable Laws; or

(vii)	forgive any loan to any director, officer, consultant or SMART Employee;

(i)

other than in connection with the transactions contemplated in this Agreement, but only to the extent set forth in Section 5.1(i) of the Disclosure Letter, SMART shall not, and shall not permit any of the SMART Subsidiaries to, commence, waive, release, assign, settle or compromise any Legal Actions or any claim or liability, other than the payment, discharge or satisfaction of liabilities incurred in the ordinary course of business consistent with past practice;

(j)

SMART shall not, and shall not permit any of the SMART Subsidiaries to, take any action or fail to take any action that would accelerate or trigger defaults or repayments in respect of any obligation, Contract or Permit; provided that the existence or addition of a going concern note to the interim unaudited audited financial statements of SMART shall not be considered to be the taking of an action or failure to take an action within the meaning of this Section 5.1(j);

(k)	SMART and the SMART Subsidiaries shall:

(i)

except as set forth in the Disclosure Letter, duly and on a timely basis file all Returns required to be filed by them on or after the date hereof in a manner consistent with past practice and all such Returns shall be true, complete and correct in all material respects;

(ii)	fully and timely pay all Taxes shown on such Returns;

(iii)	not make or rescind any material express or deemed election relating to Taxes, or file any amended Returns, where the result of such action is inconsistent with past practice;

(iv)	except as set forth in the Disclosure Letter, not make a request for a Tax ruling or enter into a closing agreement with any Governmental Entity;

(v)	not settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(vi)

properly reserve (and reflect such reserves in its books and records and financial statements) for all Taxes accruing in respect of SMART or the SMART Subsidiaries which are not due or payable prior to the Effective Date in a manner consistent with past practice;

(l)	as of their respective dates, any report or statement filed by SMART with Securities Authorities subsequent to the date hereof:

(i)

shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; and

(ii)	shall comply in all material respects with all applicable requirements of Laws, including Securities Laws.

The financial statements of SMART issued by SMART or to be included in such reports and statements shall be prepared in accordance with GAAP (except as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of SMART’s independent auditors, or except in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and shall present fairly the financial position, results of operations and changes in financial position of SMART as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments);

(m)

SMART shall deliver to the Purchaser Parties as soon as they become available, true and complete copies of any report or statement filed by it with Securities Authorities subsequent to the date hereof;

(n)

SMART shall not implement any shareholders rights plan or any other form of plan, agreement, Contract or instrument that will trigger any rights to acquire Common Shares or other securities of SMART or other rights, entitlements or privileges in favour of any person;

(o)

SMART shall use its reasonable commercial efforts, which may include pre-payment not to exceed $750,000 and renewal of current policies, to cause the current insurance (or re-insurance) policies maintained by SMART or any of the SMART Subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums (subject to reasonable availability in the marketplace) are in full force and effect; provided that neither SMART nor the SMART Subsidiaries shall obtain or renew any insurance (or re-insurance) policy, other than with respect to the renewal of current term and runoff director and officer insurance, for a term exceeding 12 months and provided that AcquisitionCo will be granted the right to cancel any such insurance or reinsurance policy (other than any directors’ and officers’ insurance policy placed pursuant to Section 8.8 [Insurance and Indemnification]) after the Closing Date and to be paid the corresponding pro-rata return premium; and

(p)	SMART will not enter into or amend any Contract with any broker, finder or investment banker as contemplated in Section 4.1(s).

6.2	Pre-Acquisition Reorganizations

SMART agrees that, upon request by Purchaser, SMART shall, and shall cause the SMART Subsidiaries to, use all reasonable commercial efforts to: (a) effect such reorganizations of their respective businesses, operations and assets or such other transactions (which, for certainty, may include transactions to which AcquisitionCo, or an affiliate thereof, may be party) as Purchaser may request, acting reasonably (each, a “Pre-Acquisition Reorganization”); and (b) co-operate with Purchaser and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that: (i) the Pre-Acquisition Reorganizations are not prejudicial to SMART and the SMART Subsidiaries (taken as a whole) or the SMART Securityholders (in each case, having regard to the indemnities provided herein); (ii) the Pre-Acquisition Reorganizations do not materially impair the ability of AcquisitionCo to complete the Arrangement or materially delay the completion of the Arrangement; (iii) the Pre-Acquisition Reorganizations are effected as close as reasonably practicable prior to the Effective Time; (iv) none of SMART or the SMART Subsidiaries is required to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, any SMART Securityholders incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement in the absence of action being taken pursuant to this Section 6.2; (v) the Pre-Acquisition Reorganizations do not result in any material breach by SMART or any of the SMART Subsidiaries of any Contract or any breach by SMART or any of the SMART Subsidiaries of their respective organizational documents or Law; and (vi) the Pre-Acquisition Reorganizations shall not become effective unless Purchaser has waived or confirmed in writing the satisfaction of all conditions in its favour under Section 7.1 [Mutual Conditions Precedent] and Section 7.2 [Additional Conditions Precedent to the Obligations of AcquisitionCo] and shall have confirmed in writing that it is prepared to promptly and without condition (other than compliance with this Section 6.2) proceed to effect the Arrangement. AcquisitionCo waives any breach of a representation, warranty or covenant by SMART, where such breach is a result of an action taken by SMART or a SMART Subsidiary in good faith pursuant to a request by Purchaser in accordance with this Section 6.2. Purchaser shall provide written notice to SMART of any proposed Pre-Acquisition Reorganization at least 10 days prior to the Effective Time. Upon receipt of such notice, AcquisitionCo and SMART shall work co-operatively and use reasonable commercial efforts to prepare, prior to the Effective Time, all documentation necessary and do all such other acts and things as are reasonably necessary, including making amendments to this Agreement or the Plan of Arrangement (provided that such amendments do not require SMART to obtain approval of the SMART Securityholders (other than as properly put forward and approved at the SMART Meeting)), to give effect to such Pre-Acquisition Reorganization. If the Arrangement is not completed other than due to a breach by SMART of the terms and conditions of this Agreement, AcquisitionCo shall (x) forthwith reimburse SMART for all reasonable out-of-pocket costs and expenses incurred in connection with any proposed Pre-Acquisition Reorganization; and (y) indemnify SMART and its directors, officers, employees, representatives and agents for any losses, costs, liabilities, damages, claims, judgments and penalties (other than those reimbursed in accordance with the foregoing) incurred by them and arising directly out of any Pre-Acquisition Reorganization, other than loss of profit; provided however, that such indemnity shall include any reasonable costs incurred by SMART in order to restore the organizational structure of SMART to a substantially identical structure of SMART as at the date hereof.

6.3	Covenants of SMART Regarding the Arrangement

SMART shall perform, and shall cause the SMART Subsidiaries to perform, all obligations required to be performed by SMART or any of the SMART Subsidiaries under this Agreement, cooperate, and cause each of the Designated Officers to cooperate, with the Purchaser Parties in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby and, without limiting the generality of the foregoing, SMART shall and, where appropriate, shall cause the SMART Subsidiaries to:

(c)

except as specifically permitted by Section 8.2 [Non-Solicitation], use its reasonable commercial efforts to obtain the Securityholders’ Vote, and SMART may engage a proxy solicitation agent if mutually agreed to between SMART and AcquisitionCo;

(d)	unless this Agreement shall have been terminated in accordance with Section 9.2 [Termination], submit the Arrangement Resolution to the Voting Securityholders at the SMART Meeting in

accordance with Section 3.2(c) even if the Board shall have withdrawn, amended, modified or qualified its recommendation of this Agreement or the Arrangement;

(e)

use its reasonable commercial efforts to obtain and maintain all necessary waivers, consents, permits, exemptions, orders, agreements, amendments, confirmations and approvals required to be obtained by SMART or a SMART Subsidiary in connection with the Arrangement from other parties to Contracts; and notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any person (other than a Governmental Entity) with respect to any transaction contemplated hereby, (i) not, without the prior written consent of AcquisitionCo, pay or commit to pay to such person whose approval or consent is being solicited any amount of cash or other consideration, or make any commitment or incur any liability or other obligation due to such person, and (ii) AcquisitionCo shall not be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, or make any commitment or incur any liability or other obligation to such person;

(f)

use its reasonable commercial efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from SMART and the SMART Subsidiaries relating to the Arrangement;

(g)	use its reasonable commercial efforts to assist AcquisitionCo to obtain all Regulatory Approvals in a timely manner;

(h)

ensure that it has available funds to permit the payment of the Termination Fee, having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amounts if and when required;

(i)

advise AcquisitionCo as AcquisitionCo may reasonably request, and on a daily basis on each of the last 10 business days prior to the proxy cut-off date for the SMART Meeting, as to the aggregate tally of the proxies received by SMART in respect of the Arrangement Resolution;

(j)

immediately inform AcquisitionCo as soon as it is aware of any communication (written or oral) received by SMART from Voting Securityholders in opposition to the Arrangement and of any notice of Dissent Rights exercised or purported to have been exercised by any SMART Shareholders received by SMART or its representatives in relation to the SMART Meeting and the Arrangement Resolution and any withdrawal of Dissent Rights received by SMART and, subject to applicable Laws, any written communications sent by or on behalf of SMART to any SMART Shareholders exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution;

(k)	give notice to AcquisitionCo of the SMART Meeting and allow AcquisitionCo’s representatives and legal counsel to attend the SMART Meeting;

(l)

indemnify and save harmless the Purchaser and AcquisitionCo and their directors, officers, employees, representatives and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits) to which the Purchaser or AcquisitionCo and their directors, officers, employees, representatives or agents may be subject or which the Purchaser or AcquisitionCo and their directors, officers, employees, representatives or agents may suffer, whether under the provisions of any Law or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation in the SMART Circular;

(ii)	any order made or any inquiry, investigation or proceeding by any Securities Authority or other competent authority based upon any untrue statement or omission of a material fact or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in any material filed by or on behalf of SMART in compliance or intended compliance with Securities Laws; and

(iii)	SMART not complying with any requirement of applicable Laws in connection with the transactions contemplated hereby;

except that SMART shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation based on information included in the SMART Circular that does not relate to the business of SMART or the SMART Subsidiaries, including for greater certainty all information provided by the Purchaser or AcquisitionCo or the non-compliance by the Purchaser or AcquisitionCo with any requirement of applicable Laws in connection with the transactions contemplated hereby;

(m)

on or before the date of the Interim Order, use its reasonable commercial efforts to deliver to the Purchaser the agreements signed by all of the holders referenced in Sections 2.15(c), 2.15(f), 2.15(g) and 2.15(h) of this Agreement;

(n)

if SMART does not deliver to Purchaser agreements signed by all of the holders referenced in Sections 2.15(c), 2.15(f) and 2.15(h) by the date of the Interim Order, the Compensation Committee of the Board (the “Compensation Committee”) will approve a resolution, within five days of the date of the Interim Order, providing that, pursuant to Section 4(c) of the Equity Incentive Plan (as in effect on the date hereof), all outstanding SMART Options, SMART RSUs and SMART PSUs shall become vested, effective as of the Closing Date, by action of the Compensation Committee and, subject to any Tax withholding and remitting obligation required of SMART under the Tax Act, will be redeemed for a cash payment equal to:

(i)	in the case of all such “out-of-the-money” SMART Options, $0.001 per Common Share that may be acquired by the exercise of such SMART Options;

(ii)

in the case of all such “in-the-money” SMART Options that are not exercised prior to the Effective Date in accordance with their terms, “in-the-money” amount of all of the SMART Options held by a SMART Optionholder with such cash payment to equal the SMART Offer Price multiplied by the number of Common Shares issuable pursuant to the exercise of such SMART Options less the aggregate exercise price of all such SMART Options;

(iii)	in the case of all such SMART RSUs, the SMART Offer Price;

(iv)	in the case of all such SMART PSUs, $0.001 per Common Share that may be acquired pursuant to such SMART PSUs; and

thereafter, the above SMART Options, SMART RSUs and SMART PSUs will be cancelled and no longer outstanding in accordance with the terms of the Equity Incentive Plan and the applicable award agreements;

(o)	use its reasonable commercial efforts to obtain [reference to a third party redacted for confidentiality reasons]; and

(p)

use its reasonable commercial efforts to cooperate with and assist, and cause its officers and employees, including its Designated Officers, to cooperate with and assist, the Purchaser Parties in connection with:

(i)

obtaining the consents of the lenders under each Credit Agreement to the “change of control” that will result under such Credit Agreement upon the consummation of the Acquisition or otherwise reaching a resolution with such lenders that is reasonably satisfactory to the Purchaser Parties; and

(ii)	any other matters relating to the SMART Properties or SMART’s or any SMART Subsidiary’s obligations under any Material Contract, as reasonably requested by the Purchaser Parties.

6.4	Covenants of the Purchaser Parties Regarding the Arrangement

Each of the Purchaser Parties shall perform all obligations required to be performed by it under this Agreement, cooperate with SMART in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby and, without limiting the generality of the foregoing, the Purchaser Parties shall:

(a)

subject to the provision in Section 6.6(b), use reasonable best efforts to obtain all Regulatory Approvals and to effect all necessary registrations, filings and submissions of information requested or required by Governmental Entities from either of the Purchaser Parties relating to the Arrangement in a timely manner. Notwithstanding any other provision of this Agreement, each of SMART and the Purchaser Parties shall be responsible for paying 50% of the filing fees and all other costs and expenses (including local counsels’ fees) incurred in connection with obtaining the Regulatory Approvals that apply to the transactions contemplated by this Agreement;

(b)

ensure that, at each of the Circulation Date and the Effective Time, AcquisitionCo is a subsidiary of Hon Hai Precision Industry Co., Ltd.; provided that, without limiting the foregoing, on or prior to the Closing Date, AcquisitionCo may issue (i) shares to any subsidiary of Hon Hai Precision Industry Co., Ltd. and (ii) shares representing up to 33.33% of the outstanding shares in AcquisitionCo to one or more third-party co-investor(s) designated by Hon Hai Precision Industry Co., Ltd.; provided, further, that no such transfer will release Purchaser from its obligations hereunder and provided that no such transfer shall occur if it would result in a new Regulatory Approval, the rescinding of a Regulatory Approval that has already been received or delay the receipt of a Regulatory Approval that remains pending;

(c)

ensure that AcquisitionCo has available funds at the Effective Time to pay the aggregate Cash Consideration and all other amounts required to be paid by it under the Plan of Arrangement at the Effective Time; and

(d)

use their reasonable commercial efforts to cooperate with and assist SMART in connection with obtaining the consents of the lenders under each Credit Agreement to the “change of control” that will result under such Credit Agreement upon the consummation of the Acquisition or otherwise reaching a resolution with such lenders that is reasonably satisfactory to the Purchaser Parties.

6.5	Covenant of the Purchaser

The Purchaser shall cause AcquisitionCo to perform all of its obligations under this Agreement and hereby guarantees, covenants and agrees to be jointly and severally liable with AcquisitionCo for the due and punctual performance of the obligations of AcquisitionCo arising under this Agreement and the Plan of Arrangement.

6.6	Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, it will:

(a)

use its reasonable commercial efforts to satisfy all conditions precedent in this Agreement, carry out the terms of the Interim Order and the Final Order to the extent applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement and the Arrangement;

(b)

use its reasonable commercial efforts, upon reasonable consultation with the other Party, to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; provided that, reasonable commercial efforts shall not require AcquisitionCo to proffer, negotiate, effect or agree to, the sale, divestiture, transfer or other disposition of any properties, assets, rights, interests, operations, businesses or its assets; or to accept any other conditions, restrictions, limitations or agreements affecting AcquisitionCo’s or its affiliates’ freedom of action with respect to, or its ability to retain, any properties, assets, rights, interests, operations, businesses, the Common Shares or the SMART Assets;

(c)

promptly notify the other Party in writing of (i) any notice or other communication from any person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with this Agreement or the Arrangement (and the response thereto from such Party or its representatives), (ii) any communication from any Governmental Entity in connection with the transactions and Regulatory Approvals contemplated by this Agreement (and the response thereto from such Party or its representatives) or (iii) any Legal Action threatened or commenced against or otherwise affecting such Party that is related to the transactions contemplated hereby; and

(d)

not take any action, refrain from taking any reasonable commercial action, or permit any action to be taken or reasonable commercial action to not be taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially impede or significantly delay the consummation of the Arrangement or the transactions contemplated hereby or which would diminish the value of SMART and the SMART Subsidiaries (taken as a whole) or the SMART Assets in any way, in each case, except as permitted by this Agreement.

6.7	Regulatory Approvals

(a)	Each of AcquisitionCo and SMART shall:

(i)

use its reasonable best efforts to make, as promptly as reasonably practicable (and in any event, unless otherwise agreed by the Parties, within 15 business days after the date of this Agreement) all the appropriate filings in connection with obtaining the Regulatory Approvals;

(ii)

promptly inform the other Party of any material communication received by that Party from any Governmental Entity in respect of obtaining or concluding the Regulatory Approvals and keep the other Party informed of the status of discussions relating to obtaining or concluding the Regulatory Approvals;

(iii)

use its reasonable commercial efforts to respond promptly to any request or notice from any Governmental Entity requiring the Parties, or any of them, to supply additional information that is relevant to the review of the transactions contemplated hereby in respect of obtaining or concluding the Regulatory Approvals;

(iv)

permit the other Party to review in advance any proposed applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Entity) in respect of obtaining or concluding the Regulatory Approvals, and shall provide the other Party with a reasonable opportunity to comment thereon and agree to consider those comments in good faith;

(v)

promptly provide the other Party with any applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Entity) that were submitted to, or received from, a Governmental Entity in respect of obtaining or concluding the Regulatory Approvals; and

(vi)

not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with a Governmental Entity in respect of obtaining or concluding the Regulatory Approvals unless it consults with the other Party in advance and gives the other Party the opportunity to attend and participate thereat.

(b)

Notwithstanding any requirement in this Section 6.7 [Regulatory Approvals], Section 5.1 [Covenants of SMART Regarding the Conduct of Business], or in Section 8.6 [Access to Information; Confidentiality], where a Party (in this Section 6.7(b) only, a “Disclosing Party”) is required under this Section 6.7 [Regulatory Approvals], Section 5.1 [Covenants of SMART Regarding the Conduct of Business] or Section 7.6 [Access to Information; Confidentiality] to provide information to another Party (in this Section 6.7(b) only, “Receiving Party”) that the Disclosing Party deems to be competitively sensitive information, the Disclosing Party may restrict the provision of such competitively sensitive information only to the external legal counsel of the Receiving Party, provided that the Disclosing Party also provides a redacted version of any such application, notice, filing, submissions, undertakings, correspondence or communications (including responses to requests for information and inquiries from any Governmental Entity) which contains the competitively sensitive information.

6.8	Intellectual Property

SMART shall use its reasonable commercial efforts to provide AcquisitionCo with written evidence of any consent to the Acquisition being granted by any owner of Licensed IP that has granted rights to SMART under a Licence Agreement in each case where the terms and conditions of such Licence Agreement require such consent.

6.9	Real Property

SMART shall obtain an estoppel certificate from HOOPP Realty Inc., in a form reasonably acceptable to the Purchaser or otherwise in the form required by Section 6.24 of the underlying lease, in connection with the lease dated May 7, 2013 between SMART Technologies ULC, as tenant, and HOOPP Realty Inc., as landlord, with respect to 3636 Research Road N.W; provided that, if, prior to the Effective Time, SMART is unable to obtain such estoppel certificate, SMART may satisfy this obligation by executing and delivering to the Purchaser an estoppel certificate executed by SMART in the same form.

ARTICLE VII

CONDITIONS

7.1	Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated hereby are subject to the fulfillment, on or before the Effective Time or such other time specified, of each of the following conditions precedent:

(a)

the Interim Order shall have been obtained in form and on terms satisfactory to each of the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved at the SMART Meeting by not less than the Securityholders’ Vote;

(c)

the Final Order shall have been obtained in form and on terms satisfactory to each of the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(d)	the Certificate of Arrangement shall have been issued by the Registrar and the Effective Date shall have occurred not later than the Outside Date;

(e)

no Governmental Entity having jurisdiction in the circumstances shall have enacted, issued, promulgated, applied for (or advised any of the Parties in writing that it has determined to make such application), enforced or entered any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of, or dissolves the Arrangement or the transactions contemplated hereby; and

(f)	this Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions precedent are for the mutual benefit of the Parties and may only be waived, in whole or in part, by the mutual consent of the Parties in writing at any time in their sole discretion without prejudice to any other rights they may have. If any of the said conditions shall not be satisfied or waived in writing by both Parties on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of the Party wishing to terminate, then a Party may terminate this Agreement by written notice to the other Party in addition to the other rights or remedies it may have at law or in equity against such other Party.

7.2	Additional Conditions Precedent to the Obligations of the Purchaser Parties

The obligations of the Purchaser Parties to complete the transactions contemplated hereby shall also be subject to the fulfillment of each of the following conditions precedent, provided that if the condition set forth in Section 6.2(e) is satisfied on the Condition Satisfaction Date then such condition shall be deemed to be satisfied at all times during the Deferred Closing Period up to and including the Effective Time for all purposes in this Agreement:

(a)

all covenants of SMART under this Agreement to be performed on or before the Effective Time shall have been duly performed by SMART in all material respects, and AcquisitionCo shall have received a certificate of SMART addressed to AcquisitionCo and dated the Effective Time, signed on behalf of SMART by two directors or executive officers of SMART (on SMART’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)

the representations and warranties of SMART set forth in this Agreement shall be true and correct (i) when made and (ii) as of the Effective Time, as though made on and as of such time (except that to the extent that any such representation and warranty expressly speaks as of a specific date, such representation and warranty shall be true and correct as of that specific date), unless the failure to be true or correct, individually or in the aggregate, would not have a Material Adverse Effect (and, for this purpose, any reference to “material”, Material Adverse Effect or other concepts of materiality in such representations and warranties shall be ignored). AcquisitionCo shall have received a certificate of SMART addressed to AcquisitionCo and dated the Effective Time, signed on behalf of SMART by two directors or executive officers of SMART (on SMART’s behalf and without personal liability), confirming the same;

(c)

no Governmental Entity having jurisdiction in the circumstances shall have enacted, issued, promulgated, applied for (or advised any of the Parties in writing that it has determined to make such an application), enforced or entered any Law (whether temporary, preliminary or permanent), temporary restraining order, preliminary or permanent injunction or other order that restrains, enjoins or otherwise prohibits consummation of, or dissolves the Arrangement or the transactions contemplated hereby;

(d)

the Regulatory Approvals shall have been provided or obtained on terms and conditions acceptable to AcquisitionCo, acting reasonably, at or before the Effective Time, except where the failure to provide or obtain such would not, individually or in the aggregate, have a Material Adverse Effect or prevent, materially impede or significantly delay the completion of the transactions contemplated hereby;

(e)

between the date hereof and the Effective Time, there shall not have (i) been any Material Adverse Effect or (ii) occurred any changes, events, circumstances or developments that would reasonably be likely to have (individually or in the aggregate) a Material Adverse Effect; and

(f)

Dissent Rights shall not have been validly exercised and not withdrawn with respect to more than 5% of the issued and outstanding Common Shares (other than any Common Shares held by the AcquisitionCo or its respective affiliates).

The foregoing conditions precedent are for the exclusive benefit of the Purchaser Parties and may be waived, in whole or in part, by the Purchaser Parties in writing at any time in its sole discretion without prejudice to any other rights it may have. If any of the said conditions shall not be satisfied or waived in writing by the Purchaser Parties on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of the Purchaser Parties, then the Purchaser Parties may terminate this Agreement by written notice to SMART in addition to the other rights or remedies it may have at law or in equity against SMART.

7.3	Additional Conditions Precedent to the Obligations of SMART

The obligations of SMART to complete the transactions contemplated hereby shall also be subject to the following conditions precedent:

(a)

all covenants of the Purchaser Parties under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Purchaser Parties in all material respects, and SMART shall have received a certificate of each of the Purchaser Parties, addressed to SMART and dated the Effective Time, signed on behalf of each of the Purchaser Parties by two directors or executive officers of each of the Purchaser Parties (on each Purchaser Party’s behalf and without personal liability), confirming the same as of the Effective Time;

(b)

the representations and warranties of the Purchaser Parties set forth in this Agreement shall be true and correct (for representations and warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) when made and as of the Effective Time (except that to the extent that any such representation and warranty expressly speaks as of a specific date, such representation and warranty shall be true and correct as of that specific date), as though made on and as of such time, except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Purchaser Parties’ ability to consummate the transactions contemplated by this Agreement. SMART shall have received a certificate of each of the Purchaser Parties, addressed to SMART and dated the Effective Time, signed on behalf of each of the Purchaser Parties by two directors or executive officers of each of the Purchaser Parties (on such Purchaser Party’s behalf and without personal liability), confirming the same as of the Effective Time;

(c)

no Governmental Entity having jurisdiction in the circumstances shall have enacted, issued, promulgated, applied for (or advised any of the Parties in writing that it has determined to make such application), enforced or entered any Law (whether temporary, preliminary or permanent), temporary restraining order, preliminary or permanent injunction or other order that restrains, enjoins or otherwise prohibits consummation of, or dissolves the Arrangement or the transactions contemplated hereby; and

(d)

AcquisitionCo shall have deposited or caused to be deposited in escrow with the Depositary not less than two business days prior to the Closing Date, the Cash Consideration payable to the SMART Securityholders and SMART shall have received written confirmation of the receipt of such funds by the Depositary.

The foregoing conditions precedent are for the exclusive benefit of SMART and may be waived, in whole or in part, by SMART in writing at any time in its sole discretion without prejudice to any other rights it may have. If any of the said conditions shall not be satisfied or waived in writing by SMART on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of SMART, then SMART may terminate this Agreement by written notice to AcquisitionCo in addition to the other rights or remedies it may have at law or in equity against AcquisitionCo.

ARTICLE VIII

ADDITIONAL AGREEMENTS

8.1	Notice and Cure Provisions

(a)

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(i)	cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time; or

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

In no event shall (x) the delivery of any notice by a Party pursuant to this Section 7.1 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement, or (y) disclosure by SMART be deemed to amend or supplement the Disclosure Letter or constitute an exception to any representation or warranty.

(b)

The Purchaser Parties may not exercise their respective rights to terminate this Agreement pursuant to Section 9.2(c)(ii) and SMART may not exercise its right to terminate this Agreement pursuant to Section 9.2(d)(i) unless the Party seeking to terminate the Agreement shall have delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other obligations that the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, no Party may exercise such termination right, until the earlier of (i) the Outside Date and (ii) the date that is 10 business days following receipt of such notice by the Party to whom the notice was delivered if such matter has not been cured by such date.

8.2	Non-Solicitation

(a)

SMART shall, and shall cause the SMART Subsidiaries, and their respective officers, directors, SMART Employees, representatives and agents to, immediately cease and terminate, or cause to be terminated, any existing solicitations, encouragements, discussions, negotiations or other activities commenced prior to the date of this Agreement with any person (other than AcquisitionCo) that has made, indicated any interest in making or may reasonably be expected to make, an Acquisition Proposal.

(b)

SMART shall (i) immediately discontinue access to any data room relating to an Acquisition Proposal and (ii) promptly request and use its reasonable commercial efforts to require (A) the return or destruction of all information and (B) the destruction of all material including or incorporating or otherwise reflecting such information, in each case, to the extent provided to any third party (or to its officers, directors, employees, representatives or agents) that has entered into a confidentiality agreement with SMART relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use its reasonable commercial efforts to ensure that such requests are honoured in accordance with the terms of such agreement.

(c)

SMART covenants and agrees (i) that it shall take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which it or any of the SMART Subsidiaries is a party to the fullest extent permitted under applicable Law, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof, and (ii) that neither it, nor any of the SMART Subsidiaries or any of their respective representatives shall, without the prior written consent of the Purchaser Parties (which may be withheld or delayed in the Purchaser Parties’ sole and absolute discretion), release any person from, or terminate, waive, amend, suspend or otherwise modify such person’s obligations respecting SMART or any of the SMART Subsidiaries under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which SMART or any of the SMART Subsidiaries is a party.

(d)

Except as expressly provided in this Section 8.2 [Non-Solicitation], SMART shall not, directly or indirectly, through any officer, director, SMART Employee, consultant, investment banker, lawyer, accountant or other representative (including any financial or other advisor) or agent of SMART or any of the SMART Subsidiaries:

(i)

solicit, assist, initiate, or knowingly facilitate or encourage (including by way of furnishing information or permitting any visit to any properties or facilities or entering into any agreement, arrangement or understanding) any inquiries, proposals or offers that constitute or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)

enter into or otherwise engage or participate in any discussions or negotiations with any person regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(iii)

withdraw, amend, modify or qualify, or propose publicly or state an intention to withdraw, amend, modify or qualify, in a manner adverse to AcquisitionCo, the approval or recommendation of the Board or any committee thereof of this Agreement or the Arrangement;

(iv)

furnish or provide access to any information or data concerning SMART, the SMART Subsidiaries or their respective businesses, properties or assets to any person in connection with, or that would reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)

accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, or take no position or a neutral position with respect to a publicly announced or publicly proposed Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five business days following the formal announcement of such Acquisition Proposal will not be considered to be in violation of this Section 8.2 provided the Board has rejected such Acquisition Proposal and affirmed the Board’s recommendation of the Arrangement before the end of such five business day period); or

(vi)

accept or enter into, or publicly propose to accept or enter into, any letter of intent, memorandum of understanding, agreement in principle or other agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 8.2(e)(iv)).

(e)

Notwithstanding Section 8.2(d), or any other provision hereof, at any time prior to, but not after, obtaining the approval of the Voting Securityholders of the Arrangement Resolution, SMART shall be permitted to enter into or participate in any discussions or negotiations with any third party in response to an Acquisition Proposal by such person and may provide copies of, or access to or disclosure of information, properties, facilities, books or records of SMART if and only if:

(i)

the Board first determines in good faith, after consultation with its outside legal counsel, that based on the information then available and after consultation with its financial advisor(s), such Acquisition Proposal constitutes, or would reasonably be expected to constitute or lead to, a Superior Proposal;

(ii)

such person was not restricted from, or had not otherwise been released from, making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar agreement, restriction or covenant with SMART;

(iii)	SMART has been, and would be after entering into or participating in any such discussions or negotiations, in compliance with all of its obligations under this Section 8.2 [Non-Solicitation];

(iv)

prior to providing any such copies, access or disclosure, SMART enters into a confidentiality and standstill agreement with such person with terms at least as restrictive in all material respects on such person as the Confidentiality Agreement and any such copies, access or disclosure provided to such person shall have already been (or simultaneously be) provided to the Purchaser Parties; and

(v)	SMART promptly provides the Purchaser Parties with:

(A)	prompt written notice stating SMART’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; and

(B)	prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality agreement referred to in Section 8.2(e)(iv).

(f)

SMART shall promptly notify the Purchaser Parties, at first orally and then within 24 hours in writing, of any proposal, inquiry, offer or request relating to, or constituting an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to SMART in connection with an Acquisition Proposal or for access to the properties, facilities, books or records of SMART or any of the SMART Subsidiaries by any person that informs SMART that it is considering making, or has made, an Acquisition Proposal and any amendment thereto. If in writing or electronic form, SMART shall provide a copy thereof to the Purchaser Parties, and if not in writing or electronic form, a description of the terms and conditions of any such Acquisition Proposal or proposal, inquiry, offer or request and shall provide the identity of the person making any such Acquisition Proposal or proposal, inquiry, offer or request and such other details as the Purchaser Parties may reasonably request. SMART shall keep the Purchaser Parties fully informed on a current basis of the status of, developments to and any change in the terms of any such Acquisition Proposal or proposal, inquiry, offer or request and answer the Purchaser Parties’ reasonable questions with respect thereto. SMART shall provide to the Purchaser Parties copies of all correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the terms of such correspondence sent to SMART by or on behalf of any person making any such Acquisition Proposal.

(g)

If SMART receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Voting Securityholders, the Board may accept, approve or recommend such Acquisition Proposal and enter into a definitive agreement with respect to such Superior Proposal if and only if:

(i)

the person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar agreement, restriction or covenant (that had not otherwise been waived);

(ii)	SMART has been, and continues to be, in compliance with all of its obligations under this Section 8.2 [Non-Solicitation];

(iii)

SMART has provided the Purchaser Parties with written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive agreement with respect to such Superior Proposal, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisor(s), has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);

(iv)

SMART has provided the Purchaser Parties with a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to SMART in connection therewith;

(v)

at least five business days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser Parties received the Superior Proposal Notice and the date on which the Purchaser Parties received all of the materials set forth in Section 8.2(g)(iv);

(vi)

during any Matching Period, AcquisitionCo has had the opportunity (but not the obligation), in accordance with Section 8.2(h), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vii)

after the expiry of the Matching Period, the Board (A) has determined in good faith, after consultation with its outside legal counsel and its financial advisor(s), that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by AcquisitionCo under Section 8.2(h)) and (B) has determined in good faith, after consultation with its outside legal counsel, that recommending that SMART enter into a definitive agreement with respect to such Superior Proposal is necessary in order for the Board to comply with its fiduciary duties under applicable Law;

(viii)	SMART concurrently terminates this Agreement pursuant to Section 9.2(d)(ii); and

(ix)	SMART has previously, or concurrently shall have, paid to AcquisitionCo the Termination Fee.

(h)

During the Matching Period, or such longer period as SMART may approve in writing for such purpose: (i) the Board shall review any offer made by AcquisitionCo under Section 8.2(g)(vi) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) SMART shall negotiate in good faith with AcquisitionCo to make such amendments to the terms of this Agreement and the Arrangement as would enable AcquisitionCo to proceed with the transactions contemplated hereby on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, SMART shall promptly so advise AcquisitionCo and SMART and AcquisitionCo shall amend this Agreement to reflect such offer made by AcquisitionCo, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(i)

The Board shall promptly reaffirm its recommendation of the Arrangement by news release after any Acquisition Proposal is publicly announced or made if: (i) the Board determines that the Acquisition Proposal is not a Superior Proposal; or (ii) the Board determines that an amendment to the terms of the Arrangement as contemplated under Section 8.2(g)(vi) has been agreed that results in the Acquisition Proposal not being a Superior Proposal. AcquisitionCo and its counsel and other advisors shall be given a reasonable opportunity to review and comment on the form and content of any such news release.

(j)

Each successive amendment or modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this Section 8.2 [Non-Solicitation] and AcquisitionCo shall be afforded a new Matching Period from the later of the date on which the Purchaser Parties received the Superior Proposal Notice and the date on which the Purchaser Parties received all of the materials set forth in Section 8.2(g)(iv) with respect to the new Superior Proposal from SMART.

(k)

Nothing contained in this Agreement shall: (i) limit in any way the obligation of SMART to convene and hold SMART Meeting in accordance with Section 3.2 [Implementation Steps by SMART] of this Agreement unless this Agreement is terminated in accordance with Article IX [Term, Termination, Amendment and Waiver] or (ii) prevent the Board from complying with section 2.17 of Multilateral Instrument 62-104 Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of directors’ circulars and making appropriate disclosure to its securityholders.

(l)

SMART shall advise its officers, directors, employees, representatives and agents of the prohibitions set forth in this Section 8.2 [Non-Solicitation] and any violation of the restrictions set forth in this Section 8.2 [Non-Solicitation] by SMART or its officers, directors, employees, representatives and agents is deemed to be a breach of this Section 8.2 [Non-Solicitation] by SMART.

8.3	Termination Fee

(a)

Within three business days after such termination, SMART shall pay, or cause to be paid, to AcquisitionCo (or to such affiliate of AcquisitionCo as it may direct in writing) by wire transfer of immediately available funds an amount equal to $8,800,000 (the “Termination Fee”) if:

(i)	AcquisitionCo shall have terminated this Agreement pursuant to Section 8.2(c)(i) or 8.2(c)(iii), in which case payment shall be made within two business days of such termination; or

(ii)	SMART shall have terminated this Agreement pursuant to Section 8.2(d)(ii), in which case payment shall be made to AcquisitionCo in accordance with Section 7.2(g)(ix); or

(iii)

after the date hereof, but prior to the termination of this Agreement, (i) an Acquisition Proposal shall have been made or proposed to SMART or otherwise publicly announced, or a person shall have publicly announced an intention to do so; (ii) the Securityholders’ Vote shall have been held prior to the Outside Date, while any Acquisition Proposal remains outstanding and the Arrangement Resolution shall not have been approved pursuant thereto; and (iii) within 12 months after the date of the termination of this Agreement, SMART signs a definitive agreement for any Acquisition Proposal, in which case payment shall be made on the date on which such definitive agreement is signed.

(b)

SMART acknowledges and hereby agrees that the provisions of this Section 7.3 [Termination Fee] are an integral part of the transactions contemplated by this Agreement and the Arrangement, and that, without such provisions, the Purchaser Parties would not have entered into this Agreement. If SMART shall fail to pay in a timely manner the amounts due pursuant to this Section 7.3 [Termination Fee], and, in order to obtain such payment, the Purchaser Parties make a claim against SMART that results in a judgment against SMART, SMART shall pay to AcquisitionCo the reasonable costs and expenses of the Purchaser Parties (including their reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit. SMART shall only be obligated to pay the Termination Fee once pursuant to this Section 7.3 [Termination Fee].

8.4	Liquidated Damages

The Parties acknowledge that the payment of the Termination Fee set forth in Section 7.3 [Termination Fee] is the payment of liquidated damages that is a genuine pre-estimate of the damages AcquisitionCo will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and is not a penalty. SMART irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, AcquisitionCo agrees that its right to receive payment of the amount determined pursuant to Section 7.3 [Termination Fee] in the manner provided therein is the sole and exclusive remedy of AcquisitionCo in respect of the event giving rise to such payment; provided that this limitation shall not apply in respect of the event giving rise to such payment if there was fraud or a willful breach of this Agreement by SMART.

8.5	Fees and Expenses

If this Agreement is terminated pursuant to Section 8.2(b)(ii), then SMART shall pay to AcquisitionCo (by wire transfer of immediately available funds), within three business days after such termination, the actual fees, costs and expenses incurred by the Purchaser Parties in connection with this Agreement and the transactions contemplated hereby, including the Arrangement, on or prior to the termination of this Agreement up to a maximum of $2,500,000. Except as provided in Section 6.2 [Pre-Acquisition Reorganizations], Section 5.4 [Covenants of the Purchaser Parties Regarding the Arrangement] and this Section 7.5 [Fees and Expenses], each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement.

8.6	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with Section 6.7(b), applicable Law and the terms of any existing Contracts, SMART shall, and shall cause the SMART Subsidiaries and their respective officers, directors, SMART Employees, independent auditors, advisers and agents to afford to AcquisitionCo and to its officers, employees, agents and representatives such access as AcquisitionCo may reasonably require at all reasonable times to its officers, senior employees, agents, offices, properties, books, records and Contracts, and shall make available to AcquisitionCo all data and information as AcquisitionCo may reasonably request, provided such access does not cause any unreasonable disruption to SMART’s business and operations prior to the Effective Time. AcquisitionCo acknowledges and agrees that all such information provided pursuant to this Section 8.6 [Access to Information; Confidentiality] is subject to the provisions of the Confidentiality Agreement. The Parties hereby acknowledge and agree that no investigations pursuant to this Section 8.6 [Access to Information; Confidentiality] shall affect or be deemed to modify any representation or warranty made by SMART herein.

8.7	Privacy Matters

(a)	Each Disclosing Party acknowledges and confirms that the disclosure of Transferred Information is necessary for the purposes of determining if the Parties shall proceed with the Acquisition, and that the disclosure of Transferred Information relates solely to the carrying on of the business and the completion of the transactions contemplated hereby.

(b)

Each Disclosing Party covenants and agrees to, upon request, use its reasonable commercial efforts to advise the Recipient of all documented purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and all additional documented purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by Law, obtained the consent of such individual to such use or disclosure.

(c)

In addition to its other obligations hereunder, Recipient covenants and agrees to: (i) prior to the completion of the transactions contemplated hereby, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated hereby, including for the purpose of determining to complete such transactions; (ii) after the completion of the transactions contemplated hereby, collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated hereby, unless (A) the Disclosing Party or Recipient have first notified such individual of such additional purpose, and where required by Laws, obtained the consent of such individual to such additional purpose, or (B) such use or disclosure is permitted or authorized by Law, without notice to, or consent from, such individual; (iii) where required by Law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated hereby have taken place and that the Transferred Information has been disclosed to Recipient; (iv) after the completion of the transactions contemplated hereby, give effect to any withdrawal of consent made by an individual to whom the Transferred Information relates; (v) return or destroy the Transferred Information, at the option of the Disclosing Party, should the transactions contemplated hereby not be completed; and (vi) notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Laws, obtained the individual’s consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated hereby and as authorized or permitted by Laws.

(d)

Recipient shall at all times keep strictly confidential all Transferred Information provided to it, and shall instruct those employees or advisors responsible for processing such Transferred Information to protect the confidentiality of such information in a manner consistent with the Recipient’s obligations hereunder and according to applicable Laws. Recipient shall ensure that access to the Transferred Information shall be restricted to those employees or advisors of the Recipient who have a bona fide need to access such information in order to complete the transactions contemplated hereby.

(e)

Recipient shall use its reasonable commercial efforts to protect and safeguard the Transferred Information including, without limitation, to protect the Transferred Information from loss or theft, or unauthorized access, disclosure, copying, use, modification, disposal or destruction and promptly advise Disclosing Party should any such loss, theft or unauthorized activity occur and shall only use, disclose, process, store or enable access to such Transferred Information in Canada, the United States or such other jurisdictions as Disclosing Party may approve in writing from time to time.

8.8	Insurance and Indemnification

(a)	AcquisitionCo will, or will cause SMART and the SMART Subsidiaries to, maintain in effect without any reduction in amount or scope for six years from the Effective Time customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by SMART and the SMART Subsidiaries that are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events that occurred prior to the Effective Time; provided, however, that in no event will AcquisitionCo, SMART or the SMART Subsidiaries be required to, collectively, expend a premium for such coverage in excess of two hundred fifty percent (250%) of the last premium, collectively, paid by SMART and the SMART Subsidiaries for such insurance prior to the date of this Agreement, which amount is set forth in the Disclosure Letter (the “Maximum Premium”). If such insurance coverage cannot be obtained at a premium equal to or less than the Maximum Premium, SMART and the Subsidiaries will obtain, and AcquisitionCo will cause the SMART and the SMART Subsidiaries to obtain, that amount of directors’ and officers’ insurance (or “tail” coverage) obtainable for an annual premium equal to the Maximum Premium. Prior to the Effective Time, SMART may, in the alternative, with the prior written consent of AcquisitionCo, not to be unreasonably withheld, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Time and in such event, neither of AcquisitionCo or SMART shall have any further obligation under this Section 7.8(a).

(b)

AcquisitionCo agrees that it shall directly honor all rights to indemnification or exculpation agreements, arrangements or rights now existing in favour of present and former officers and directors of SMART and the SMART Subsidiaries. All rights to indemnification or exculpation shall survive the completion of the Arrangement and the provisions of this Section 7.8 [Insurance and Indemnification] shall be binding, jointly and severally, on all successors of AcquisitionCo.

(c)

The provisions of this Section 7.8 [Insurance and Indemnification] are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs, executors, administrators and legal representatives and, for such purpose, SMART hereby confirms that it is acting as agent and trustee on their behalf.

8.9	De-Listing of Common Shares

Subject to applicable Laws, AcquisitionCo and SMART shall use their reasonable commercial efforts to cause the Common Shares to be delisted from the Exchanges promptly following the completion of the Arrangement.

8.10	Resignations

SMART shall use its reasonable commercial efforts to obtain and deliver to AcquisitionCo at the Effective Time evidence reasonably satisfactory to AcquisitionCo of the resignations effective as of the Effective Time, of all of the directors and officers of SMART requested by AcquisitionCo. Such resignations shall be received in consideration for AcquisitionCo and SMART providing releases to each such persons (in a form satisfactory to AcquisitionCo and such resigning person, each acting reasonably) (the “Mutual Releases”), which Mutual Releases shall contain exceptions for amounts or obligations owing to such directors and/or officers for accrued but unpaid salary, directors’ fees, bonuses, payments in respect of SMART Options, other payments due pursuant to the Arrangement as a SMART Securityholder, benefits and other compensation or pursuant to indemnity or directors’ and officers’ insurance arrangements, and for any change of control payments that may be owing to them pursuant to the terms of their employment with SMART or any of the SMART Subsidiaries.

ARTICLE IX

TERM, TERMINATION, AMENDMENT AND WAIVER

9.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

9.2	Termination

(a)	Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by the mutual written agreement of AcquisitionCo and SMART.

(b)	Termination by any Party. This Agreement may be terminated by the Purchaser, AcquisitionCo or SMART at any time prior to the Effective Time:

(i)

if the Effective Time has not occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this clause shall not be available to any Party whose failure to fulfill any of its obligations in this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such date; or

(ii)	if the Arrangement Resolution is not approved by the Securityholders’ Vote at the SMART Meeting (or any adjournment or postponement thereof) in accordance with the Interim Order;

(c)	Termination by the Purchaser Parties. This Agreement may be terminated by either of the Purchaser Parties at any time prior to the Effective Time:

(i)	if:

(A)	the Board shall have failed in the SMART Circular to publicly recommend this Agreement or the Arrangement in the manner contemplated by Section 3.6 [Circular];

(B)

the Board or any committee thereof shall have withdrawn, withheld or qualified, amended or modified in a manner adverse to AcquisitionCo, its unanimous approval or recommendation of the Arrangement, or the Board or any committee thereof publicly announces its intention to do, or that it has done, any of the foregoing;

(C)

the Board or any committee of the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or the Board fails to recommend unequivocally against acceptance of a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five business days (or beyond the third business day prior to the date of the SMART Meeting, if sooner, as long as the Board has had at least two business days to act) after AcquisitionCo requests in writing, that it do so;

(D)

the Board or any committee of the Board accepts or enters into (other than a confidentiality agreement permitted by and in accordance with Section 8.2 [Non-Solicitation]) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal; or

(E)

the Board or any committee thereof fails to publicly reaffirm its recommendation of this Agreement and the Arrangement within five business days after the announcement or commencement of any Acquisition Proposal or within three business days after having been requested to do so by AcquisitionCo;

(ii)

subject to Section 8.1 [Notice and Cure Provisions], if the Purchaser Parties are not in breach of any of their respective obligations under this Agreement and SMART breaches any of its representations, warranties, covenants or agreements contained in this

Agreement, which breach or breaches would, individually or in the aggregate, give rise to the failure of a condition set forth in Section 7.1 [Mutual Conditions Precedent] or Section 7.2 [Additional Conditions Precedent to the Obligations of the Purchaser Parties];

(iii)	SMART breaches any of its covenants or agreements in Section 8.2 [Non-Solicitation] in any material respect; or

(iv)

if all of the conditions to the completion of the Arrangement for the benefit of the Purchaser Parties have not been satisfied or waived on or prior to the date specified for such conditions to be satisfied or, in the absence of any such date, on or prior to the Outside Date, other than as a result of a breach of this Agreement by either of the Purchaser Parties.

(d)	Termination By SMART. This Agreement may be terminated by SMART at any time prior to the Effective Time if:

(i)

subject to Section 8.1 [Notice and Cure Provisions], SMART is not in breach of any of its obligations under this Agreement and either of the Purchaser Parties breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breaches would, individually or in the aggregate, give rise to the failure of a condition set forth in Section 7.1 [Mutual Conditions Precedent] or Section 7.3 [Additional Conditions Precedent to the Obligations of SMART];

(ii)

SMART enters into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of Section 8.2(g), provided that SMART is then in compliance with Section 8.2 [Non-Solicitation] and provided that SMART has previously paid or concurrently pays to AcquisitionCo the Termination Fee; or

(iii)

if all of the conditions to the completion of the Arrangement for the benefit of SMART have not been satisfied or waived on or prior to the date specified for such conditions to be satisfied or, in the absence of any such date, on or prior to the Outside Date, other than as a result of a breach of this Agreement by SMART.

(e)

Effect of Termination. If this Agreement is terminated in accordance with the foregoing provisions of this Section 9.2 [Termination], this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations or liability hereunder except as provided in Section 6.2 [Pre-Acquisition Reorganizations], Section 8.3 [Termination Fee], Section 8.4 [Liquidated Damages], Section8.5 [Fees and Expenses], Section 8.8 [Insurance and Indemnification], Section 10.2 [Governing Law; Waiver of Jurisdiction], Section 10.3 [Equitable Remedies], Section 10.4 [Assignment, Binding Effect and Entire Agreement], Section 10.7 [No Third Party Beneficiaries] and this Section 9.2(e) and as otherwise expressly contemplated hereby. For greater certainty, if this Agreement is terminated in accordance with the foregoing provisions of this Section 9.2 [Termination], the Parties’ obligations in regards to Transferred Information, as provided for in Section 8.7 [Privacy Matters] and the Parties’ obligations under the Confidentiality Agreement, shall survive such termination. Nothing in this Section 9.2 [Termination] shall relieve any Party from liability for any breach by it of this Agreement that occurred prior to the date of termination. In addition, nothing in this Section 9.2 [Termination] shall limit any remedies of a Party for specific performance under Section 10.3 [Equitable Remedies] prior to termination of this Agreement.

9.3	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the SMART Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Voting Securityholders, and any such amendment may, subject to the Interim Order and Final Order and applicable Laws, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	modify any of the covenants contained herein and modify performance of any of the obligations of the Parties; and/or

(d)	modify any conditions precedent contained herein,

provided that no such amendment reduces or materially adversely affects the consideration to be received by a SMART Securityholder without approval by the affected SMART Securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

9.4	Waiver

SMART, on the one hand, and either of the Purchaser Parties, on the other hand, may:

(a)	extend the time for the performance of any of the obligations or acts of the other;

(b)	waive compliance with any of the other’s agreements or the fulfillment of any conditions to its own obligations contained herein; or

(c)	waive inaccuracies in any of the other’s representations or warranties contained herein or in any document delivered by the other;

provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Parties and, unless otherwise provided in the written waiver, shall be limited to the specific breach, covenant or condition waived. A Party’s failure or delay in exercising any right under this Agreement shall not operate as a waiver of that right. A single or partial exercise of any right shall not preclude a Party from any other further exercise of that right or the exercise of any other right.

ARTICLE X

GENERAL PROVISIONS

10.1	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

if to SMART:	SMART Technologies Inc. 3636 Research Road N.W. Calgary, Alberta T2L 1Y1 Attention: Matt Sudak E-mail: mattsudak@smarttech.com

with a copy to (which shall not constitute notice):	Bennett Jones LLP 4500 Bankers Hall East 855-2nd Street S.W. Calgary, Alberta T2P 4K7 Attention: David A. Spencer Facsimile: 403-265-7219 E-mail: spencerd@bennettjones.com

if to either of the Purchaser Parties:	Foxconn Singapore (Pte) 54 Genting Ln Singapore 349562 Attention: Song-Tai Hong Facsimile: [facsimile number redacted] E-mail: [email address redacted]

with a copy to (which shall not constitute notice):	Akin Gump Strauss Hauer & Feld LLP 4 Park Plaza Suite 1900 Irvine, California 92614

Attention: Paul Lin Facsimile: 949-885-4101 E-mail: pclin@akingump.com

Gowling WLG (Canada) LLP Suite 1600 421 7th Avenue SouthWest Calgary, Alberta T2P 4K9

Attention: Stuart M. Olley Facsimile: 403-695-3486 E-mail: Stuart.Olley@gowlingwlg.com

10.2	Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Alberta and the federal Laws of Canada applicable therein, and shall be construed and treated in all respects as an Alberta contract. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of Alberta in respect of all matters arising under and in relation to this Agreement and the Arrangement. Each Party hereby waives any right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the transactions contemplated hereby or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement.

10.3	Equitable Remedies

The Parties agree that irreparable harm would occur for which monetary damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as provided for in Section 8.4 [Liquidated Damages], the Parties shall be entitled to equitable remedies, including specific performance, a restraining order and interlocutory, preliminary and permanent injunctive relief and other equitable relief to prevent breaches or threatened breaches of this Agreement, any requirement for the securing or posting of any bond in connection with obtaining any such injunctive or other equitable relief hereby being waived. Such remedies shall not be the exclusive remedies for any breach of this Agreement but shall be in addition to all other remedies available at law or equity to each of the Parties.

10.4	Assignment, Binding Effect and Entire Agreement

(a)

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto without the prior written consent of the other Parties hereto.

(b)	This Agreement shall be binding on and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

(c)

This Agreement (including the Schedules and Disclosure Letter hereto), the Confidentiality Agreement and the Investment Agreements constitute the entire agreement among the Parties, and supersede all other prior agreements, understandings, negotiations and discussions both written and oral, between the Parties with respect to the subject matter hereof and thereof. The Purchaser Parties acknowledge that (i) none of SMART or any other person has made any representation, warranty, covenant or other agreement, express or implied, collateral, statutory or otherwise, as to SMART or any SMART Subsidiary or the accuracy or completeness of any information regarding SMART and the SMART Subsidiaries furnished or made available to the Purchaser Parties and their representatives, except as expressly set forth in this Agreement, the Ancillary Agreements and the certificates delivered pursuant hereto and thereto, (ii) the Purchaser Parties have not relied on any representation or warranty from SMART, any SMART Subsidiary or any other person in determining to enter into this Agreement or complete the transactions contemplated hereby, except as expressly set forth in this Agreement, and the certificates delivered pursuant hereto, (iii) none of SMART or any other person has any obligation to disclose any information regarding the SMART or the SMART Subsidiaries, except as expressly set forth in this Agreement and the certificates delivered pursuant hereto, and (iv) none of SMART or any other person shall have or be subject to any liability to the Purchaser Parties or any other person resulting from the distribution to the Purchaser Parties, or the Purchaser Parties’ use of, any such information, including any confidential memorandum and any information, documents or material made available to the Purchaser Parties in any physical or electronic “data rooms”, management presentations or in any other form in expectation of the transactions contemplated by this Agreement. The Purchaser Parties acknowledge that, if the closing occurs, the Purchaser Parties shall acquire the assets of SMART and the SMART Subsidiaries without any representation or warranty as to merchantability or fitness for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement and the certificates delivered pursuant hereto. Without limiting the generality of the foregoing, the Purchaser Parties acknowledge that none of SMART or any other person has made any representation or warranty, express or implied, as to the financial projections, forecasts, cost estimates and other predictions relating to SMART and the SMART Subsidiaries delivered or made available to the Purchaser Parties or as to the probable success or profitability of SMART or the SMART Subsidiaries. The sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein, made in connection herewith or as an inducement to enter into this Agreement) or any claim or cause of action otherwise arising out of or related to the acquisition of SMART or the other transactions contemplated hereby or this Agreement shall be those remedies available at law or in equity for breach of contract only (as such contractual remedies have been further limited or excluded pursuant to the express terms of this Agreement). The parties hereby agree that no party hereto shall have any remedy or cause of action (whether in contract or in tort) for any statements, communications, disclosures, failures to disclose, representations or warranties not set forth in this Agreement.

10.5	Further Assurances

Each Party shall, from time to time and at all times hereafter, at the request of the other Parties, but without further consideration, do all such further acts and things, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.6	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.7	No Third Party Beneficiaries

Except as provided in Section 6.2 [Pre-Acquisition Reorganizations] and Section 8.8 [Insurance and Indemnification] and except for the rights of the SMART Securityholders to receive the consideration for their SMART Securities contemplated by the Plan of Arrangement following the Effective Time, which rights are hereby acknowledged and agreed by AcquisitionCo, this Agreement shall not confer any rights or remedies upon any person other than the Parties to this Agreement. AcquisitionCo appoints SMART as the trustee for the SMART Employees, directors and officers of SMART and the SMART Subsidiaries, as applicable, of the covenants of AcquisitionCo as specified in Section 6.2 [Pre-Acquisition Reorganizations] and Section 8.8 [Insurance and Indemnification] of this Agreement and SMART accepts such appointment and agrees to hold the benefit and enforce the performance of such covenants on behalf of such persons.

10.8	Counterparts, Execution

This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Signature Page Follows]

IN WITNESS WHEREOF each of the Parties has caused this Agreement to be executed as of the date of this Agreement by their respective directors and officers thereunto duly authorized.

689522 N.B. LTD.

Per:	(signed) “Lap Shun Hui”
Name: Lap Shun Hui Title: Director

FOXCONN SINGAPORE (PTE).

Per:	(signed) “Mark Chien”
Name: Mark Chien Title: Authorized Person

Signature Page to Arrangement Agreement

SMART TECHNOLOGIES INC.

Per:	(signed) “Neil Gaydon”
Name: Neil Gaydon Title: President and Chief Executive Officer

Per:	(signed) “Michael J. Mueller”
Name: Michael J. Mueller Title: Chairman

Signature Page to Arrangement Agreement

SCHEDULE “A”

To the Arrangement Agreement

Special Resolution of the Voting Securityholders pursuant to section 193 of the ABCA

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta) (the “ABCA”) involving SMART Technologies Inc. (“SMART”), and 689522 N.B. Ltd. (“AcquisitionCo”), as more particularly described and set forth in the Management Information Circular of SMART dated •, 2016 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.

The plan of arrangement, as it may be or have been amended, involving SMART (the “Plan of Arrangement”), the full text of which is set out in Schedule “B” to the arrangement agreement dated as of May 26, 2016 (the “Arrangement Agreement”), is hereby authorized, approved and adopted.

3.

The Arrangement Agreement (including the Plan of Arrangement), the actions of the directors of SMART in approving the Arrangement and the actions of the directors and officers of SMART in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified, approved and adopted.

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Voting Securityholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta (the “Court”), the directors of SMART are hereby authorized and empowered, at their discretion, without further notice to or approval of the Voting Securityholders (i) to amend, modify, supplement or terminate the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and approved by the Court, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement, at any time prior to the issuance of the certificate giving effect to the Arrangement.

5.

Any officer or director of SMART is hereby authorized and directed for and on behalf of SMART to make an application to the Court for an order approving the Arrangement and to deliver to the Registrar the Articles of Arrangement, a certified copy of the Final Order (all as defined in the Arrangement Agreement) and to execute and, if appropriate, deliver such other documents as are necessary or desirable to the Registrar pursuant to the ABCA in accordance with the Arrangement Agreement.

6.

Any officer or director of SMART is hereby authorized and directed for and on behalf of SMART to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

SCHEDULE “B”

To the Arrangement Agreement

Plan of Arrangement

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 2

INTERPRETATION

2.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“ABCA” means the Business Corporations Act (Alberta).

“AcquisitionCo” means 689522 N.B. Ltd., a corporation incorporated under the laws of the Province of New Brunswick.

“Arrangement” means the arrangement under the provisions of section 193 of the ABCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of SMART and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of May 26, 2016 among the Purchaser, AcquisitionCo and SMART (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the SMART Meeting by SMART Shareholders.

“Articles of Arrangement” means the articles of arrangement of SMART in respect of the Arrangement, required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to SMART and the Purchaser, each acting reasonably.

“Business Day” means any day, other than a Saturday, Sunday or a statutory holiday in Calgary, Alberta.

“Cash Consideration” means the cash amount to be paid for each Common Share pursuant to the terms of the Arrangement, being $4.50 per Common Share.

“Certificate of Arrangement” means the certificate or proof of filing to be issued by the Registrar pursuant to subsection 193(11) or subsection 193(12) of the ABCA in respect of the Articles of Arrangement giving effect to the Arrangement.

“Common Shares” means the common shares in the capital of SMART and includes, for greater certainty, any Common Shares issued upon the valid exercise of outstanding SMART Options.

“Court” means the Court of Queen’s Bench of Alberta.

“Depositary” means such person as AcquisitionCo may appoint to act as depositary for the SMART Securities in relation to the Arrangement, with the approval of SMART, acting reasonably.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in this Plan of Arrangement and the Interim Order.

“Dissenting Holder” means a registered SMART Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such registered SMART Shareholder.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 am (Calgary time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Environment” means the natural environment (including soil, land surface or subsurface strata), surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, and any other environmental medium or natural resource and all sewer systems.

“Environmental Laws” means all Laws relating in full or in part to the protection or reclamation of the Environment, noise control, pollution and employee and public health and safety, and includes those Laws relating to the storage, generation, production, installation, use, handling, manufacture, processing, labeling, advertising, sale, display, transportation, treatment, Release and disposal of, and exposure to, Hazardous Substances.

“Exchanges” means the Toronto Stock Exchange and the NASDAQ Stock Market, or any other stock exchange on which the Common Shares are then listed for so long as the Common Shares remain listed on such stock exchange.

“Final Order” means the final order of the Court approving the Arrangement pursuant to paragraph 193(9)(a) of the ABCA, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Governmental Entity” means (a) any multinational, federal, provincial, territory, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, commission, agency, board, agent or authority of any of the foregoing, (c) the Exchanges, or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Hazardous Substances” means any waste or other substance that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws or under Canada’s Workplace Hazardous Materials Information system (“WHMIS”), and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under such Environmental Laws or WHMIS to be deleterious to the Environment or worker or public health and safety or having an adverse effect upon the environment or human life or health.

“Interim Order” means the interim order of the Court in a form acceptable to SMART and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the SMART Meeting, as such order may be amended by the Court with the consent of SMART and the Purchaser, each acting reasonably.

“Law” means all laws (including common law), statutes, by-laws, rules, regulations, principles of law and equity, orders, codes, protocols, guidelines, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, Environmental Laws, Securities Laws and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws (including Environmental Laws and Securities Laws) and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or Parties or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities.

“Letter of Transmittal” means a letter of transmittal in the form sent to holders of Common Shares for use in connection with the Arrangement.

“Lien” means any mortgage, charge, hypothec, prior claim, lien, pledge, assignment for security, security interest, guarantee, right of third parties or other encumbrance, or any collateral securing the payment obligations of any person, as well as any other agreement or arrangement with any similar effect whatsoever.

“Parties” means SMART, the Purchaser and AcquisitionCo, and “Party” means either of them.

“Person” includes an individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 193 of the ABCA, and any amendments or variations made in accordance with the Arrangement Agreement or Section 6.1 or made at the direction of the Court in the Final Order with the prior written consent of SMART and AcquisitionCo, each acting reasonably.

“Purchaser” means Foxconn Singapore (PTE), a corporation incorporated under the laws of Singapore.

“Registrar” means the Registrar of Corporations duly appointed under section 263 of the ABCA.

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment.

“Securities Laws” means the Securities Act, R.S.A. 2000, c. S-4, all other applicable Canadian securities laws and all rules and regulations and published policies thereunder, United States federal and state securities laws and all rules and regulations and published policies thereunder and applicable stock exchange rules and listing standards of the Exchanges.

“SMART” means SMART Technologies Inc., a corporation incorporated under the laws of the Province of Alberta.

“SMART Circular” means the notice of the SMART Meeting and the accompanying SMART information circular, including all schedules, appendices and exhibits thereto, to be sent to the applicable SMART Securityholders in connection with the SMART Meeting, as amended, supplemented or otherwise modified.

“SMART DSUs” means the deferred share units of SMART granted under the SMART Equity Incentive Plan;

“SMART Equity Incentive Plan” means the equity incentive plan of SMART, as amended from time to time.

“SMART Meeting” means the special meeting or meetings of the SMART Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Arrangement Agreement and the Interim Order to consider the Arrangement Resolution and any other matters which may be properly proposed to be voted on by the SMART Shareholders.

“SMART Options” means the outstanding options to purchase Common Shares granted under the SMART Equity Incentive Plan.

“SMART PSUs” means the performance restricted share units of SMART granted under the SMART Equity Incentive Plan;

“SMART RSUs” means the restricted share units of SMART granted under the SMART Equity Incentive Plan excluding, for greater certainty, SMART PSUs;

“SMART Securities” means, collectively, the Common Shares and the SMART Options.

“SMART Securityholders” means, collectively, the SMART Shareholders, the holders of SMART Options, the holders of SMART RSUs, the holders of SMART DSUs and the holders of SMART PSUs.

“SMART Shareholders” means the registered and/or beneficial holders of Common Shares, as the context requires.

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.).

2.2	Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1)

Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to dollars or to $ are references to United States dollars, unless specified otherwise.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)

Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(5)

Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)	Time References. References to time herein or in any Letter of Transmittal are to local time, Calgary, Alberta, unless specified otherwise.

ARTICLE 3

THE ARRANGEMENT

3.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

3.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Parties, all SMART Shareholders, and all holders of SMART DSUs, SMART PSUs, SMART RSUs and SMART Options, including Dissenting Holders, the register and transfer agent of SMART, the Depositary and all other Persons, at and after, the Effective Time without any further act or formality required on the part of any Person.

3.3	Arrangement

At the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality:

(a)

each SMART Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the SMART Equity Incentive Plan, shall be deemed to be unconditionally vested and exercisable, and such SMART Option shall, without any further action by or on behalf of a holder of SMART Options, be deemed to be assigned and transferred by such holder to SMART in exchange for a cash payment from SMART to such holder equal to the amount (if any) by which the Cash Consideration exceeds the exercise price of such SMART Option, less applicable withholdings, and each such SMART Option for each Common Share subject to such SMART Option shall immediately be cancelled and, for greater certainty, where such amount is a negative, SMART shall pay the holder of such SMART Option $0.001 in respect of such SMART Option;

(b)

each SMART RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the SMART Equity Incentive Plan, shall be deemed to be unconditionally vested, and such SMART RSU shall, without any further action by or on behalf of a holder of such SMART RSU, be deemed to be assigned and transferred by such holder to SMART in exchange for a cash payment from SMART equal to the Cash Consideration in respect of each SMART RSU, less applicable withholdings, and each such SMART RSU shall immediately be cancelled;

(c)

each SMART DSU outstanding immediately prior to the Effective Time, notwithstanding the terms of the SMART Equity Incentive Plan, shall, without any further action by or on behalf of a holder of such SMART DSU, be deemed to be assigned and transferred by such holder to SMART in exchange for a cash payment from SMART equal to the Cash Consideration in respect of each SMART DSU, less applicable withholdings, and each such SMART DSU shall immediately be cancelled;

(d)

each SMART PSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the SMART Equity Incentive Plan, shall, without any further action by or on behalf of a holder of such SMART PSU, immediately be cancelled and, for greater certainty, SMART shall pay the holder of such SMART PSU $0.001 in respect of such SMART PSU;

(e)

(i) each holder of SMART Options, SMART RSUs, SMART DSUs and SMART PSUs shall cease to be a holder of such SMART Options, SMART RSUs, SMART DSUs and SMART PSUs, (ii) such holder’s name shall be removed from each applicable register of holders maintained by or on behalf of SMART, (iii) the SMART Equity Incentive Plan and all agreements relating to the SMART Options, SMART RSUs, SMART DSUs and SMART PSUs shall be terminated and shall be of no further force and effect, and (iv) such holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Sections 2.3(a), 2.3(b) and 2.3(c), at the time and in the manner specified in Sections 2.3(a), 2.3(b), 2.3(c) and Section 4.1(c);

(f)

each of the Common Shares held by Dissenting Holders in respect of which Dissent Rights have been validly exercised, shall be deemed to have been transferred without any further act or formality to AcquisitionCo (free and clear of all Liens) in consideration for a debt claim against AcquisitionCo for the amount determined under Article 3, and:

(i)

such Dissenting Holders shall cease to be the holders of such Common Shares and to have any rights as holders of such Common Shares other than the right to be paid fair value for such Common Shares as set out in Section 3.1;

(ii)	such Dissenting Holders’ names shall be removed as the holders of such Common Shares from the register of the Common Shares maintained by or on behalf of SMART; and

(iii)	AcquisitionCo shall be deemed to be the transferee of such Common Shares free and clear of all Liens, and shall be entered in the register of the Common Shares maintained by or on behalf of SMART; and

(g)

each Common Share outstanding immediately prior to the Effective Time (other than Common Shares held by a Dissenting Holder who has validly exercised such holder’s Dissent Right), shall without any further action by or on behalf of any holder of Common Shares, be deemed to be assigned and transferred by the holder thereof to AcquisitionCo (free and clear of all Liens) in exchange for the Cash Consideration, and:

(i)

the holders of such Common Shares shall cease to be the holders thereof and to have any rights as holders of such Common Shares other than the right to be paid the Cash Consideration in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Common Shares maintained by or on behalf of SMART; and

(iii)	AcquisitionCo shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of the Common Shares maintained by or on behalf of SMART.

3.4	Adjustment to Consideration

If, on or after the date of the Arrangement Agreement but prior to the Effective Time or termination of the Arrangement Agreement, SMART sets a record date for any dividend or other distribution on the Common Shares that is prior to the Effective Time or SMART pays any dividend or other distribution on the Common Shares prior to the Effective Time: (i) to the extent that the amount of such dividends or distributions per Common Share does not exceed the Cash Consideration, the Cash Consideration shall be reduced by the amount of such dividends or distributions; and (ii) to the extent that the amount of such dividends or distributions per Common Share exceeds the Cash Consideration, such excess amount shall be placed in escrow for the account of AcquisitionCo or another Person designated by AcquisitionCo.

ARTICLE 4

RIGHTS OF DISSENT

4.1	Rights of Dissent

Registered SMART Shareholders may exercise dissent rights with respect to the Common Shares held by such holders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 191 of the ABCA, as modified by the Interim Order and this Section 3.1; provided that, notwithstanding subsection 191(5) of the ABCA, the written objection to the Arrangement Resolution referred to in subsection 191(5) of the ABCA must be received by SMART not later than 5:00 p.m. (Calgary time) two Business Days immediately preceding the date of the SMART Meeting (as it may be adjourned or postponed from time to time). Dissenting

Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to AcquisitionCo free and clear of all Liens, as provided in Section 2.3(f) and if they:

(a)

ultimately are entitled to be paid fair value for such Common Shares: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 2.3(f)); (ii) will be entitled to be paid the fair value of such Common Shares by AcquisitionCo, which fair value, notwithstanding anything to the contrary contained in Part 14 of the ABCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Common Shares; or

(b)

ultimately are not entitled, for any reason, to be paid fair value for such Common Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares.

4.2	Recognition of Dissenting Holders

(a)

In no circumstances shall the Purchaser, AcquisitionCo, SMART or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Common Shares in respect of which such rights are sought to be exercised.

(b)

For greater certainty, in no case shall the Purchaser, AcquisitionCo, SMART or any other Person be required to recognize Dissenting Holders as holders of Common Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(f), and the names of such Dissenting Holders shall be removed from the registers of holders of the Common Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(f) occurs. In addition to any other restrictions under Section 191 of the ABCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of SMART Options, holders of SMART RSUs, holders of SMART DSUs or holders of SMART PSUs with respect to such SMART Options, SMART RSUs, SMART DSUs or SMART PSUs, as applicable; and (ii) SMART Shareholders who vote or have instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution (but only in respect of such Common Shares).

ARTICLE 5

CERTIFICATES AND PAYMENTS

5.1	Payment of Consideration

(a)

Prior to the filing of the Articles of Arrangement, AcquisitionCo shall deposit, or arrange to be deposited, for the benefit of holders of Common Shares, cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by this Plan of Arrangement, with the amount per Common Share in respect of which Dissent Rights have been exercised being deemed to be the Cash Consideration for this purpose.

(b)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were transferred pursuant to Section 2.3(g), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the SMART Shareholders represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, following the Effective Time, the amount which such holder has the right to receive under this Plan of Arrangement for such Common Shares, less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered shall forthwith be cancelled.

(c)

On or as soon as practicable after the Effective Date, SMART shall pay the amounts, net of applicable withholdings, to be paid to holders of SMART Options, SMART RSUs and SMART DSUs in accordance with this Plan of Arrangement either (i) pursuant to the normal payroll practices and procedures of SMART, or (ii) by cheque or wire transfer (delivered to such holder of SMART Options, SMART RSUs or SMART DSUs, as applicable, as reflected on the register maintained by or on behalf of SMART in respect of the SMART Options, SMART RSUs and SMART DSUs).

(d)

Until surrendered as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented Common Shares, shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 5.1, less any amounts withheld pursuant to Section 5.3. Any such certificate formerly representing Common Shares not duly surrendered on or before the fifth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Common Shares of any kind or nature against or in SMART, AcquisitionCo or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to AcquisitionCo or SMART, as applicable, and shall be paid over by the Depositary to AcquisitionCo or as directed by AcquisitionCo.

(e)

Any payment made by way of cheque by the Depositary (or SMART, if applicable) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or SMART) or that otherwise remains unclaimed, in each case, on or before the fifth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the fifth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Common Shares, the SMART Options, the SMART RSUs and the SMART DSUs pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to AcquisitionCo or SMART, as applicable, for no consideration.

(f)

No holder of Common Shares, SMART Options, SMART RSUs, SMART DSUs or SMART PSUs shall be entitled to receive any consideration with respect to such Common Shares, SMART Options, SMART RSUs, SMART DSUs or SMART PSUs pursuant to this Plan of Arrangement, other than any cash payment to which such holder is entitled to receive in accordance with Section 3.3 and this Section 5.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred pursuant to Section 3.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to AcquisitionCo and the Depositary (each acting reasonably) in such sum as AcquisitionCo may direct (acting reasonably), or otherwise indemnify AcquisitionCo and SMART in a manner satisfactory to AcquisitionCo and SMART, each acting reasonably, against any claim that may be made against AcquisitionCo and SMART with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights

AcquisitionCo, SMART and the Depositary shall each be entitled to deduct and withhold from any amount payable to any Person under this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1), such amounts as AcquisitionCo, SMART or the Depositary determines, acting reasonably, are required to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law. To the extent that amounts are so deducted or withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction and withholding was made, provided that such amounts are actually remitted to the appropriate Governmental Entity.

5.4	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.5	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, SMART Options, SMART RSUs, SMART DSUs or SMART PSUs issued or outstanding prior to the Effective Time, (b) the rights and obligations of the SMART Securityholders, the Parties, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, SMART Options, SMART RSUs, SMART DSUs or SMART PSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6

AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by each of the Parties, each acting reasonably, (iii) filed with the Court and, if made following the SMART Meeting, approved by the Court, and (iv) communicated to the SMART Securityholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by any one of the Parties at any time prior to the SMART Meeting (provided that SMART or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the SMART Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the SMART Meeting shall be effective only if (i) it is consented to in writing by each of the Parties (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the SMART Shareholders voting in the manner directed by the Court.

(d)

Notwithstanding Section 5.1(a), any amendment, modification or supplement to this Plan of Arrangement may be made following the SMART Meeting, without requiring filing with, or approval of, the Court, provided that (i) it is consented to in writing by each of the Parties (in each case, acting reasonably) and (ii) it concerns a matter which is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement.

(e)

Notwithstanding Section 5.1(a), any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by AcquisitionCo, provided that it concerns a matter which, in the reasonable opinion of AcquisitionCo, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE “C”

To the Arrangement Agreement

Form of Lock-Up Agreement

C-1

LOCK-UP AGREEMENT

Dear Sir/Madam:

Re:	Arrangement involving 689522 N.B. Ltd., Foxconn Singapore (Pte). and SMART Technologies Inc.

Reference is made to the Arrangement Agreement dated as of the date hereof (the “Arrangement Agreement”) between 689522 N.B. Ltd. (“AcquisitionCo”), Foxconn Singapore (Pte). (the “Purchaser”) and SMART Technologies Inc. (“SMART”), which contemplates an arrangement of AcquisitionCo and SMART pursuant to section 193 of the Business Corporations Act (Alberta) (the “Arrangement”). All capitalized terms not defined herein shall have the meanings attributed thereto in the Arrangement Agreement.

Under the Arrangement, AcquisitionCo intends to acquire all of the issued and outstanding Common Shares.

We understand that you (the “SMART Securityholder”) beneficially own, directly or indirectly, or exercise control or direction over, the number and class of securities of SMART set forth in your acceptance below (collectively, the “Subject Securities”) which term shall include any SMART Securities issued to the SMART Securityholder after the date hereof pursuant to the exercise, vesting or settlement, as applicable, of any of such securities and all SMART Securities otherwise acquired by the SMART Securityholder after the date hereof.

In consideration for AcquisitionCo entering into the Arrangement Agreement with SMART, the SMART Securityholder hereby agrees to be bound by the terms set forth in “Terms of Lock-Up Agreement between Securityholders of SMART Technologies Inc., 689522 N.B. Ltd. and Foxconn Singapore (Pte).”, attached hereto and forming a part hereof.

Yours truly,

689522 N.B. LTD.

Per:
Name: Title:

FOXCONN SINGAPORE (PTE).

Per:
Name: Title:

[Remainder of Page Left Intentionally Blank]

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Acceptance

The foregoing is hereby accepted as of and with effect from the          day of May, 2016 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or exercises control or direction over, the Subject Securities indicated below.

Witness	Name: Title:
(insert number of Common Shares owned, controlled or directed)
(insert number of SMART Options owned)

C-3

Terms of Lock-Up Agreement between Securityholders of SMART Technologies Inc., 689522 N.B. Ltd. and Foxconn Singapore (Pte).

1.	Covenants of the SMART Securityholder

By the acceptance of this letter agreement, the SMART Securityholder hereby irrevocably and unconditionally (except upon termination of this letter agreement in accordance with its terms) agrees (or shall cause the holder of record to, if the SMART Securityholder is the beneficial owner but not the holder of record of, or exercises control or direction over, the Subject Securities), from the date hereof until this letter agreement is terminated pursuant to paragraph 6 of this letter agreement:

(a)

not to directly or indirectly sell, assign, deposit, exchange, tender, encumber, hypothecate, pledge, grant a security interest in, option, convey or otherwise transfer or dispose (including by gift), or relinquish control or direction over (collectively, “Transfer”), or enter into any agreement, contract, commitment, option or other arrangement with respect to the Transfer, of any or all of the Subject Securities, provided that (i) the foregoing restriction shall not prevent the SMART Securityholder from exercising any of the Subject Securities that are SMART Options in accordance with their terms, and (ii) the SMART Securityholder may sell, assign, convey or otherwise transfer or dispose of any or all of the Subject Securities to a Related Person provided that such Related Person enters into an agreement with AcquisitionCo on the same terms as this letter agreement prior to such Transfer, or as otherwise consented to by AcquisitionCo, which consent may be arbitrarily withheld. For the purposes hereof, “Related Person” means: (i) a spouse, common-law partner, parent, grandparent, brother, sister or child of the SMART Securityholder; (ii) a company or family trust if all of the voting securities of such company are held by, or all the beneficiaries of such trust are, one or more of the persons referred to in clause (i); (iii) an “associate” or “affiliate” within the meaning of the Securities Act; or (iv) a person whose securities are beneficially owned or controlled by substantially similar persons that beneficially own or control the securities of the SMART Securityholder;

(b)

to do all such things and to take all such steps required to be done or taken by the SMART Securityholder to cause its Subject Securities to be counted as present for the purposes of establishing quorum, and vote, or cause to be voted, all of the Subject Securities having voting rights in respect of the Arrangement in favour of the Arrangement and the Arrangement Resolution and any and all related matters to be put before the SMART Securityholders in furtherance of the Arrangement, and to be voted to oppose any proposed action by any person whatsoever (whether at the SMART Meeting or at any meeting of the holders of SMART Securities, however called) which could prevent or delay the completion of the Arrangement and the transactions contemplated by the Arrangement Agreement, and in accordance with the foregoing, to deliver or cause to be delivered a duly executed and irrevocable (except upon termination of this letter agreement in accordance with its terms) form of proxy or, with respect to any Subject Securities held through an investment dealer, financial institution or similar intermediary, voting instruction form in respect of any such matter not less than five business days prior to the date of any such SMART Meeting (or any meeting of the holders of SMART Securities, however called, for the purpose of approving the Arrangement); provided that nothing in this Agreement shall obligate the SMART Securityholder to vote (by proxy or otherwise) or consent to any resolution to amend this Agreement, the Arrangement Agreement or the Plan of Arrangement that would have the effect of reducing or changing the form of the Cash Consideration;

(c)

not to itself, or permit any other entity under its control to, solicit, initiate or encourage inquiries, submissions, proposals or offers from any other person relating to, or participate in any negotiations regarding, or furnish to any other person any information with respect to, or

C-4

otherwise cooperate in any way with or assist or participate in or facilitate or encourage any effort or attempt with respect to: (i) an Acquisition Proposal or any inquiry, submission, proposal or offer that may reasonably be expected to constitute or lead to, an Acquisition Proposal; (ii) any person making or completing an Acquisition Proposal; (iii) except as provided by the terms of this letter agreement, the direct or indirect acquisition or disposition of all or any of the Subject Securities; or (iv) any action which is inconsistent with the successful completion of the Arrangement;

(d)

not to assist any person, entity or group in taking or planning any action that would or could reasonably be expected to compete with, restrain, delay the completion of, or otherwise serve to impede, inhibit, interfere with or is otherwise inconsistent with the Arrangement;

(e)

not to act jointly or in concert with others with respect to SMART Securities having voting rights for the purpose of opposing or competing with AcquisitionCo or its affiliates in connection with the Arrangement;

(f)

immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this letter agreement with any person (other than AcquisitionCo or its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(g)	not to exercise any Dissent Rights with respect to the Subject Securities which might be available to the SMART Securityholder in connection with the Arrangement or under applicable Laws;

(h)	not to exercise any shareholder rights or remedies available at common law or pursuant to corporate Laws or Securities Laws to delay, hinder, upset or challenge the Arrangement; and

(i)	not to grant any proxy, power of attorney or other right to vote the Subject Securities, except for proxies or voting instructions to vote such securities in accordance with this Agreement.

It is acknowledged that the covenants of the SMART Securityholder set forth in paragraphs 1(c), 1(d) and 1(f) relate to the SMART Securityholder acting solely in the capacity of a holder of, or exercising control or direction over, the Subject Securities and shall not bind the SMART Securityholder in its capacity as a director or officer of SMART.

2.	Representations and Warranties of the SMART Securityholder

The SMART Securityholder represents and warrants to AcquisitionCo, and hereby acknowledges that SMART and AcquisitionCo are relying upon such representations and warranties, that at the date hereof:

(a)	the SMART Securityholder is the beneficial owner of, or exercises control or direction over, the Subject Securities and has the power, authority and right to enter into this letter agreement;

(b)

none of the Subject Securities are, or will be at the time of the SMART Meeting, subject to any voting trust or voting agreement (other than this letter agreement), and there will not be any proxy in existence with respect to any of the Subject Securities except for any proxy given by the SMART Securityholder for the purpose of fulfilling the SMART Securityholder’s obligations hereunder;

(c)	it has the sole right to vote all of the Subject Securities;

(d)	no person has any agreement or option, or any right or privilege (whether by Law, preemptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer

C-5

of any of the Subject Securities or any interest therein or right thereto, including without limitation any right to vote (other than this letter agreement or pursuant to the rights and conditions attaching to the Subject Securities);

(e)

to the extent the SMART Securityholder is an entity, it has been duly formed and is validly existing under the laws of the jurisdiction of its organization and has all necessary power and authority to execute and deliver this letter agreement and to perform its obligations hereunder;

(f)

it is duly authorized to execute and deliver this letter agreement, this letter agreement has been duly executed and delivered by the SMART Securityholder, and assuming the due execution and delivery by AcquisitionCo, constitutes a valid and binding obligation of the SMART Securityholder enforceable against it in accordance with its terms subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and to general principles of equity;

(g)

neither the entering into of this letter agreement nor the performance by the SMART Securityholder of any of the SMART Securityholder’s obligations under this letter agreement will constitute a breach of any agreement to which the SMART Securityholder is a party or by which any of the SMART Securityholder’s assets or properties (including the Subject Securities) are bound;

(h)

there are and, at all times up to and including the date of the SMART Meeting, will be no restrictions on the Subject Securities which would prevent the SMART Securityholder from voting any of the Subject Securities which are entitled to be voted at the SMART Meeting, in favour of the Arrangement Resolution;

(i)

(i) the Subject Securities are the only securities of SMART beneficially owned, directly or indirectly, or over which control or direction is exercised by, the SMART Securityholder; and (ii) the SMART Securityholder has no agreement or option, or right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the SMART Securityholder of additional securities of SMART, other than pursuant to the Subject Securities;

(j)

there are no legal proceedings in progress or pending by or before any Governmental Entity or, to the knowledge of the SMART Securityholder threatened, against the SMART Securityholder or any affiliate thereof, that would reasonably be expected to adversely affect in any manner the ability of the SMART Securityholder to perform its obligations hereunder; and

(k)

the Subject Securities held by, or over which control or direction is exercised, by, the SMART Securityholder at the Effective Time, will not be subject to any mortgages, liens, charges, restrictions, security interests, encumbrances or other adverse claims.

3.	Representations, Warranties and Covenants of AcquisitionCo and the Purchaser

AcquisitionCo and the Purchaser hereby jointly and severally represent and warrant to, and jointly and severally covenant with, the SMART Securityholder that:

(a)	AcquisitionCo is duly authorized to execute and deliver this letter agreement and the Arrangement Agreement;

(b)

upon acceptance by the SMART Securityholder of this letter agreement, this letter agreement will be a valid and binding agreement, enforceable against AcquisitionCo in accordance with its terms and the execution of this letter agreement will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which AcquisitionCo is a party or by which it is bound;

C-6

(c)

the representations and warranties of AcquisitionCo and the Purchaser set forth in Section 4.1 of the Arrangement Agreement are true and correct and AcquisitionCo and the Purchaser acknowledge that the SMART Securityholder is relying upon these representations and warranties in connection with the entering into of this Agreement; and

(d)

neither AcquisitionCo nor the Purchaser has entered into any collateral agreement, commitment or understanding that has the effect, directly or indirectly, of providing a holder of Common Shares with consideration of greater value than that offered to the other holders of Common Shares under the Arrangement.

4.	Control over Corporation, Trust or other Entity

If any of the Subject Securities held by the SMART Securityholder, or over which control or direction is exercised by the SMART Securityholder, are held through a corporation, trust or other entity over which the SMART Securityholder has control, as defined in the Securities Act (Alberta) (either alone or in conjunction with any other person), the SMART Securityholder shall act, vote and exercise its power and authority consistent with the terms and conditions of this letter agreement.

5.	Expenses

AcquisitionCo and the SMART Securityholder agree to pay their own respective expenses incurred in connection with this letter agreement. This section shall survive termination of this letter agreement pursuant to Section 6.

6.	Termination

It is understood and agreed that the respective rights and obligations hereunder of AcquisitionCo and the SMART Securityholder shall cease and this letter agreement shall terminate on the earlier of (a) the Effective Time, (b) the time that the Arrangement Agreement is terminated in accordance with its terms, or (c) the mutual written consent of AcquisitionCo and the SMART Securityholder.

7.	Amendment

Except as expressly set forth herein, this letter agreement constitutes the entire agreement between the parties and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto. No waiver of any provision hereof by any party shall be deemed a waiver by any other party nor shall any such waiver be deemed a continuing wavier of any matter by such party.

8.	Assignment

No party to this letter agreement may assign any of its rights or obligations under this letter agreement without the prior written consent of the other party. The above notwithstanding, AcquisitionCo may assign all or any part of its rights or obligations under this letter agreement and any agreements ancillary hereto to one or more of its direct or indirect wholly-owned subsidiaries, affiliates or any combination thereof.

9.	Disclosure

Prior to the first public disclosure of the existence and terms and conditions of this letter agreement, neither party hereto shall disclose the existence of this letter agreement, or any details hereof, to any person other than AcquisitionCo or SMART, or their respective directors, officers

C-7

and advisors, without the prior written consent of the other party hereto, except to the extent required by Law. The existence and terms and conditions of this letter agreement may be disclosed by AcquisitionCo and SMART in the news release of SMART announcing the Arrangement, in the SMART Circular prepared in respect of the SMART Meeting and as otherwise required by Law (including by filing on SEDAR).

10.	Enurement

This letter agreement will be binding upon and enure to the benefit of AcquisitionCo, the SMART Securityholder and their respective executors, administrators, successors and permitted assigns.

11.	Governing Law and Attornment

This letter agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

12.	Time of the Essence

Time shall be of the essence of this letter agreement.

13.	Remedies

Each party agrees that if this letter agreement is breached, or if a breach hereof is threatened, damages may be an inadequate remedy, and therefore, without limiting any other remedy available at Law or in equity, an injunction, restraining order, specific performance and other forms of equitable relief for damages, or any combination thereof shall be available to the other parties.

14.	Further Assurances

The SMART Securityholder shall from time to time and at all times hereafter at the request of AcquisitionCo, acting reasonably, but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this letter agreement.

15.	Severability

Each of the covenants, provisions, sections, subsections and other subdivisions hereof is severable from every other covenant, provision, section, subsection and subdivision and the invalidity or unenforceability of any one or more covenants, provisions, sections, subsections and other subdivisions hereof shall not affect the validity or enforceability of the remaining covenants, provisions, sections, subsections or subdivisions hereof.

16.	Counterparts

This letter agreement may be signed in counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of facsimile or scanned e-mail.

C-8

This letter agreement shall be effective and enforceable in accordance with its terms as of the date that the Arrangement Agreement is executed by the parties thereto.

C-9

SCHEDULE “D”

To the Arrangement Agreement

Intellectual Property

[Redacted for confidentiality reasons]

B-1

APPENDIX “C”

INTERIM ORDER

Court File Number	1601-07710

Court	COURT OF QUEEN’S BENCH OF ALBERTA

Judicial Centre	CALGARY

Matter

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING SMART TECHNOLOGIES INC., 689522 N.B. LTD., FOXCONN SINGAPORE (PTE)., AND THE SHAREHOLDERS OF SMART TECHNOLOGIES INC.

Applicant	SMART TECHNOLOGIES INC.

Document	INTERIM ORDER

Address for Service and Contact Information of Party Filing this Document

BENNETT JONES LLP

Barristers and Solicitors

4500 Bankers Hall East

855-2nd Street SW

Calgary, Alberta T2P 4K7

Attention: Michael Mysak

Telephone No.: 403-298-8143

Fax No.: 403-265-7219

Client File No.: 65155-32

DATE ON WHICH ORDER WAS PRONOUNCED:	June 17, 2016

NAME OF JUDGE WHO MADE THIS ORDER:	Justice J. Strekaf

LOCATION OF HEARING:	Calgary, Alberta

UPON the Originating Application (the “Originating Application”) of SMART Technologies Inc. (“SMART”) for an interim order under section 193 of the Business Corporations Act, RSA 2000, c B-9, as amended (the “ABCA”) in connection with a proposed arrangement under section 193 of the ABCA involving SMART, 689522 N.B. Ltd., Foxconn Singapore (Pte). and the shareholders of SMART;

AND UPON reading the Originating Application and the Affidavit of Neil Gaydon sworn June 15, 2016 (the “Affidavit”), filed herein, and the documents referred to therein;

AND UPON HEARING counsel for SMART;

FOR THE PURPOSES OF THIS ORDER:

(a)

all capitalized terms used but not otherwise defined in this Interim Order shall have the meanings attributed to them in the Plan of Arrangement (the “Plan of Arrangement”) attached as Schedule “B” to Appendix “B” to Exhibit “1” to the Affidavit, and filed herein; and

(b)	all references to “Arrangement” used herein mean the arrangement as set forth in the Plan of Arrangement.

IT IS HEREBY ORDERED THAT:

General

1.

SMART shall seek approval of the Arrangement by the holders (the “Shareholders”) of the common shares in the capital of SMART (the “Common Shares”) at a special meeting of the Shareholders (the “Meeting”) in the manner set forth below.

The Meeting

2.

SMART shall call and conduct the Meeting on or about July 22, 2016, in order for the Shareholders to consider and, if deemed advisable, to pass, with or without variation, the special resolution approving the Arrangement (the “Arrangement Resolution”). The Shareholders may transact such other business which may properly come before the Meeting.

3.

The quorum of Shareholders for the Meeting shall be two or more persons either present in person and being Shareholders or representing, by proxy, Shareholders, and who hold in the aggregate not less than 5% of all votes entitled to be voted at the Meeting. If a quorum is not present, the chairperson of the Meeting may, with the consent of the Meeting, adjourn the Meeting in accordance with the by-laws of SMART.

4.	Each Common Share entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and any other matters to be considered at the Meeting.

5.	The record date for Shareholders entitled to receive notice of and vote at the Meeting shall be June 20, 2016 (the “Record Date”).

6.	Subject to the express provisions of this Interim Order, the Meeting shall be called and conducted in accordance with the articles and by-laws of SMART and the ABCA.

Conduct of the Meeting

7.	The Record Date for the Shareholders entitled to receive notice of and to vote at the Meeting will not change in respect of or as a consequence of any adjournment or postponement of the Meeting.

8.

The only persons entitled to attend and speak at the Meeting shall be the Shareholders or their authorized representatives and their legal counsel, SMART’s directors, officers, auditors and legal counsel, the representatives of AcquisitionCo and the Purchaser and their legal counsel, and such others that the Chairman of the Meeting so permits.

9.	The majority required to pass the Arrangement Resolution shall be two thirds of the votes cast by the Shareholders present in person or by proxy at the Meeting.

10.

The Shareholders may vote either by way of votes cast in person at the Meeting or by proxy. To be valid, a proxy must be deposited in the manner described in the management information circular of SMART dated June 17, 2016 (the “Information Circular”).

11.

The accidental omission to give notice of the Meeting, any adjournment of the Meeting or the application for the Final Order to, or the non-receipt of such notice by, one or more of the aforesaid persons shall not invalidate any resolution passed or proceedings taken at the Meeting or in connection with the application for the Final Order.

12.	Any officer or director of SMART, or, failing them, any person selected by the Shareholders present and entitled to vote at a Meeting, shall be the chairperson of the Meeting.

13.

SMART is authorized to adjourn or postpone a Meeting on one or more occasions (whether or not a quorum is present), without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders in respect of the adjournment or postponement. Notice of such adjournment or postponement may be given by such method as SMART determines is appropriate in the circumstances. If a Meeting is adjourned or postponed in accordance with this Interim Order, the references to the Meeting in this Interim Order shall be deemed to be the Meeting as adjourned or postponed.

Amendments to the Arrangement

14.

SMART, AcquisitionCo and the Purchaser are hereby authorized to make such amendments, revisions or supplements to the Arrangement as they may together determine necessary or desirable, provided that such amendments, revisions or supplements are made in accordance with and in the manner contemplated by the Arrangement and the Arrangement Agreement. The Arrangement, so amended, revised or supplemented, shall be deemed to be the Arrangement submitted to the Meeting and the subject of the Arrangement Resolution, without need to return to this Court to amend this Interim Order.

Amendments to the Meeting Materials

15.

SMART is hereby authorized to make such amendments, revisions or supplements (“Additional Information”) to the Information Circular, Notice of Special Meeting and Notice of Originating Application as it may determine, and may disclose such Additional

Information, including material changes, by the method and in the time most reasonably practicable in the circumstances. Without limiting the generality of the foregoing, if any material change or material fact arises between the date hereof and the date of the Meeting, which change or fact, if known prior to mailing of the Information Circular, would have been disclosed in the Information Circular, then:

(a)

SMART shall advise the Shareholders of the material change or material fact by disseminating a news release through a newswire service approved by the Toronto Stock Exchange (the “News Release”), and filing a copy of the News Release, under its issuer profile, through the System for Electronic Document Analysis and Retrieval under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR) of the Canadian Securities Administrators; and

(b)

Provided that the News Release describes the applicable material change or material fact in reasonable detail, SMART shall not be required to deliver an amendment to the Information Circular to Shareholders or otherwise give notice to Shareholders of the material change or material fact other than dissemination and filing of the News Release as aforesaid.

Dissent Rights

16.

The registered Shareholders are, subject to the provisions of this Order and the Arrangement, accorded the right to dissent under section 191 of the ABCA with respect to the Arrangement Resolutions, as applicable, and the right to be paid the fair value of their Common Shares in respect of which such right to dissent was validly exercised.

17.	In order for a registered Shareholder (a “Dissenting Shareholder”) to exercise such right to dissent under section 191 of the ABCA:

(a)

the Dissenting Shareholder’s written objection must be received by Bennett Jones LLP, 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7, Attention: Michael Mysak, on or before 9:00 a.m. (MST), July 21, 2016, or the day that is one business day immediately preceding the date of any adjournment or postponement of the Meeting;

(b)	a Dissenting Shareholder shall not have voted any of its Common Shares at the Meeting, either in person or by proxy, in favour of the Arrangement Resolution;

(c)	a Dissenting Shareholder may dissent only with respect to all of the Common Shares held by it; and

(d)	a Dissenting Shareholder exercising its right of dissent otherwise complies with the requirements of the ABCA.

18.

The fair value of the consideration to which a Dissenting Shareholder is entitled pursuant to the Arrangement shall be determined as of the close of business on the last business day before the day on which the Arrangement Resolution is approved by the Shareholders and shall be paid to the Dissenting Shareholders by SMART as contemplated by the Arrangement and this Interim Order.

19.	Dissenting Shareholders who validly exercise their right to dissent, as set out in paragraphs 17 and 18 above, and who:

(a)

are determined to be entitled to be paid the fair value of their Common Shares, shall be deemed to have transferred such Common Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims and encumbrances to AcquisitionCo in exchange for the fair value of the Common Shares; or

(b)

are, for any reason (including, for clarity, any withdrawal by any Dissenting Shareholder of their dissent), determined not to be entitled to be paid the fair value for their Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder and such Common Shares will be deemed to be exchanged for the consideration under the Arrangement, but in no event shall SMART, AcquisitionCo or any other person be required to recognize such Shareholders as holders of Common Shares after the Effective Time, and the names of such Shareholders shall be removed from the register of Common Shares.

20.

The rights available to Shareholders under the ABCA and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient dissent rights for the Shareholders with respect to the Arrangement Resolution.

21.

Notice to the Shareholders of their right to dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of the consideration to which a Dissenting Shareholder is entitled pursuant to the Arrangement shall be sufficiently given by including information with respect to this right as set forth in the Information Circular which is to be sent to Shareholders in accordance with paragraph 22 of this Order.

Notice

22.

At least 21 days (exclusive of the day of mailing or delivery, but inclusive of the date of the Meeting) prior to the date of the Meeting, SMART or its intermediaries shall send the Notices of Special Meeting, Notice of Originating Application and Information Circular to the Shareholders substantially in the forms contained in Exhibit “1” to the Affidavit, with such amendments thereto as counsel to SMART may advise are necessary or desirable including, without limitation, amendments that would add appendices and exhibits that are not as yet included in the current draft of the Information Circular, provided that such amendments are not inconsistent with the terms of this Interim Order, by:

(a)	mailing the same by pre-paid ordinary mail;

(b)	sending electronically to those Shareholders who have consented to the electronic delivery of materials prepared for meetings of the Shareholders; or

(c)	delivering same by direct courier at the expense of SMART,

at the address for such Shareholders as they appear in the records of SMART, and to the directors and auditors of SMART.

23.	In the case of non-registered Shareholders, service of notice of the Notice of Special Meeting, Notice of the Originating Application, and the Information Circular to

Shareholders, substantially in the forms contained in Exhibit “1” to the Affidavit, and the hearing in respect of the Notice of Originating Application shall be given in accordance with securities law obligations under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators.

24.

The mailing of the Notices of Special Meeting, Notice of Originating Application and Information Circular described in paragraph 22 of this Interim Order, in accordance with the provisions of this Interim Order, shall constitute good and sufficient service in respect of the Originating Application, the Meeting and the Final Application (as defined in paragraph 25 of this Interim Order) herein upon all persons who are entitled to receive such notice pursuant to this Interim Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, and service of the Originating Application and the Affidavit is dispensed with.

Final Application

25.

Subject to further order of this Court and provided that the Shareholders have approved the Arrangement in accordance with this Interim Order and the directors of SMART have not revoked such approval, SMART may proceed with an application for final approval of the Arrangement and the Final Order (the “Final Application”) on July 26, 2016 at 2:00 p.m. (Calgary time) or so soon thereafter as counsel may be heard at the Calgary Courts Centre.

26.

Any Shareholder or any other interested party wishing to appear and make submissions at the final application on July 26, 2016 is required to file with this Court and serve upon SMART on or before noon (Calgary time) on July 18, 2016, or, if the Final Application does not proceed on July 26, 2016, on or before noon (Calgary time) on the sixth business day prior to hearing of the Final Application, a Notice of Intention to Appear including such party’s address for service in the Province of Alberta, together with any evidence or materials which such party intends to present to the Court. Service of such notice on SMART shall be effected by service upon counsel to SMART, Bennett Jones LLP, 4500

Bankers Hall East, 855-2nd Street S.W., Calgary, Alberta, T2P 4K7, Attention: Michael Mysak.

27.	In the event that the Final Application on July 26, 2016 is adjourned, only those parties appearing before this Court for the Final Application shall have notice of the adjourned date.

Leave to Vary Interim Order

28.	SMART is entitled, at any time, to seek leave to vary this Interim Order upon the terms that the Court may direct.

29.

To the extent of any inconsistency or discrepancy with respect to the matters determined in this Interim Order, between this Interim Order and the terms of any instrument creating or governing or collateral to the Common Shares or to which the Common Shares are collateral, or to the articles and/or by-laws or other constating documents of SMART, this Interim Order shall govern.

(signed) “Justice J. Strekaf”
J.C.Q.B.A

APPENDIX “D”

FAIRNESS OPINION

D-1

May 26th, 2016

The Board of Directors of

SMART Technologies Inc.

3636 Research Road N.W.

Calgary, Alberta, Canada, T2L 1Y1

Members of the Board of Directors:

We understand that SMART Technologies Inc., an Alberta corporation (the “Company”), proposes to enter into an Arrangement Agreement and Plan of Arrangement, dated as of the date hereof (the “Arrangement Agreement”), with 689522 N.B. Ltd. and Foxconn Singapore (Pte). (the “Purchaser Parties”), each a wholly-owned subsidiary of Hon Hai Precision Industry Co., Ltd. (“Foxconn”) (the “Transaction”). In connection and concurrently with the entering into of the Arrangement Agreement, Foxconn (Far East) Ltd., a direct subsidiary of Foxconn, will provide a guarantee to the Company of all the financial obligations of the Purchaser Parties in connection with the Arrangement Agreement. Pursuant to the terms of the Arrangement Agreement, holders of the Company’s Common Shares (the “Company Common Shares”) will receive US$4.50 in cash per Company Common Share (the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Arrangement Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Arrangement Agreement.

The Board of Directors has asked us whether, in our opinion, the Consideration is fair, from a financial point of view, to the holders of shares of Company Common Shares entitled to receive such Consideration.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Company prepared and furnished to us by management of the Company;

(iii)	reviewed certain non-public projected financial data relating to the Company prepared and furnished to us by management of the Company;

(iv)	reviewed certain non-public historical and projected operating data relating to the Company prepared and furnished to us by management of the Company;

(v)	discussed the past and current operations, financial projections, current financial condition and future prospects of the Company with management of the Company (including their views on the risks and uncertainties of achieving such projections and the Company’s record of achieving its projections in the past);

EVERCORE PARTNERS CANADA, 181 BAY STREET, SUITE 3630, TORONTO, ON, CANADA, M5J 2T3 TEL: 416.304.8100 FAX: 416.352.5897

May 26, 2016

(vi)	reviewed the reported prices and the historical trading activity of the Company Common Shares;

(vii)	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(viii)	compared the financial performance of the Company and the valuation multiples relating to the Transaction with those of certain other transactions that we deemed relevant;

(ix)	reviewed the Arrangement Agreement dated May 26, 2016; and

(x)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial data relating to the Company referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company under the alternative business assumptions reflected therein. We express no view as to any projected financial data relating to the Company or the assumptions on which they are based. In connection with our analysis, we have considered potential implications resulting from the Company’s financial projections and outstanding obligations under its Credit Agreements, including the Company’s ability to access sources of liquidity and meet future obligations.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or materially reduce the benefits to the holders of the Company Common Shares of the Transaction.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company under any provincial or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

May 26, 2016

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Company Common Shares, from a financial point of view, of the Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other stakeholders of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise.

We have assumed that any modification to the structure of the Transaction will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. This letter, and our opinion, does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Transaction, including as to how any holder of shares of Company Common Shares should vote or act in respect of the Transaction. We express no opinion herein as to the price at which shares of the Company will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We are entitled to a fixed monthly advisory fee as well as a fixed fee for rendering an opinion with respect to the fairness of the Transaction. We will be entitled to receive a success fee in the event that the Transaction is consummated and the Company retains discretion to pay us a bonus for services performed pursuant to our engagement. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Evercore Partners Canada Ltd. and its affiliates and the Company or Foxconn or its affiliates pursuant to which compensation was received by Evercore Partners Canada Ltd. or its affiliates as a result of such a relationship. We may provide financial or other services to Foxconn in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Partners Canada Ltd. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, Foxconn and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board of Directors in connection with their evaluation of the Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Partners Canada Ltd.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of the shares of Company Common Shares entitled to receive such Consideration.

May 26, 2016

Very truly yours,

EVERCORE PARTNERS CANADA LTD.

By:	(signed) “George C. Estey”
George C. Estey
Senior Managing Director

APPENDIX “E”

SECTION 191 OF THE ABCA

“191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to:

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)	amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.

(2)

A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)

In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6)	An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)

If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)

A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)	A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Court may give directions for

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(13)	On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)	On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder’s dissent, or

(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)	If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)

Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.”

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